
09012206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of xxx, 2009

1-15240
(Commission File Number)

SEC
Mail Processing
Section

JUL 3 0 2009

Washington, DC
121

JAMES HARDIE INDUSTRIES N.V.
(Translation of registrant's name into English)

Atrium, 8th floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Safe Harbor Statement

The exhibits attached to this Form 6-K contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the U.S. Securities and Exchange Commission, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

- statements about our future performance;
- projections of our results of operations or financial condition;
- statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
- expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;
- expectations that our credit facilities will be extended or renewed;
- expectations concerning dividend payments;
- statements concerning our corporate and tax domiciles and potential changes to them;
- statements regarding tax liabilities and related audits and proceedings;
- statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;
- expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
- expectations concerning indemnification obligations; and
- statements about product or environmental liabilities.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Key Information – Risk Factors" beginning on page 6 of our Form 20-F filed with the U.S. Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; our proposal to transform to a Dutch "SE" company and transfer our corporate domicile from The Netherlands to Ireland to become an Irish "SE" company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Dutch and U.S. securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	2009 James Hardie Annual Report – Filed with the Australian Stock Exchange on June 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.

Date: Tuesday, 28 July 2009

By:......................

Russell Chenu
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	2009 James Hardie Annual Report – Filed with the Australian Stock Exchange on June 30, 2009

James Hardie

SEC
Mail Processing
Section
JUL 3 0 2009
Washington, DC
121

ANNUAL REPORT 2009




ColorPlus®
Technology

James Hardie ColorPlus® Technology and Color Palette

The key design feature for this year's annual report is the ColorPlus® range of products that have contributed to primary demand growth in the United States during fiscal year 2009.

The James Hardie® siding ColorPlus® colour palette was created by American colour professional, Leslie Harrington, who handpicked the custom colours and colour combinations for each area of the country.

Selections were based on regional housing styles, environmental surroundings and extensive research and development.

James Hardie siding products with ColorPlus® technology combine the highest quality raw materials, proprietary manufacturing process and equipment, revolutionary paint technology and an innovative colour process to give American homeowners a superior siding solution for their homes.

The James Hardie ColorPlus® technology finish also represents a breakthrough. The paint used in the process was made especially for James Hardie siding after more than four years in development and over 2,000 formulas tested. The end result is a durable, low-maintenance finish that lasts up to two times longer, has 30% better fade resistance and adheres up to 400% better than any other paint available.[1]

For more information on the ColourPlus® range, visit www.jameshardie.com

[1] James Hardie accelerated QUV test results compared to nationally available premium paint in laboratory environment. James Hardie accelerated weathering with adhesion test with brush-applied national paint in laboratory environment.

To allow readers to assess the underlying performance of the fibre cement business, unless otherwise stated, graphs and editorial comments throughout this report refer to results from continuing operations excluding favourable asbestos adjustments of US$17.4 million, AICF SG&A expenses of US$0.7 million, AICF interest income of US$6.4 million, impairment of AICF investments of US$14.8 million and tax benefit related to asbestos adjustments of US$48.7 million for fiscal year 2009 and asbestos adjustments of US$240.1 million and tax benefit related to asbestos adjustments of US$45.8 million for fiscal year 2008. Balance sheet references exclude the net AFFA liability of US$756.6 million and US$944.9 million at 31 March 2009 and 2008 respectively.

See pages 42–45 for definitions, abbreviations and information about the terminology used in this report.

James Hardie Industries NV
(ARBN 097 829 895)

Incorporated in The Netherlands (with Dutch registration number 34106455) with corporate seat in Amsterdam and address at Strawinskylaan 3077, 1077ZX Amsterdam.

The liability of its members is limited.



+ Based on net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines.

+ Our current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Europe and Canada.

+ Through significant research and development expenditure, we develop key product process technologies that we believe give us a competitive advantage.

+ Our fibre cement products are used in a number of markets, including new residential construction, manufactured housing and repair and remodelling and a variety of commercial and industrial applications.

+ We manufacture numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades and floor and tile underlay.

+ We employ around 2,300 people.

+ We generated net sales of US$1.2 billion in fiscal year 2009.

CONTENTS

FINANCIAL STATEMENTS

+ Traditional Red


09 1,202.6
08 1,468.8
07 1,542.9
06 1,488.5
05 1,210.4
Net Sales
(Millions of US dollars)
09 13.0
08 14.1
07 20.7
06 18.9
05 16.2
EBIT Margin[2]
(%)
09 79.3
08 117.3
07 222.2
06 208.9
05 126.9
Net Operating Profit[1]
(Millions of US dollars)
09 18.3
08 25.7
07 47.6
06 45.2
05 27.7
Diluted Earnings per Share[2]
(US cents)
09 213.3
08 264.0
07 369.6
06 326.0
05 232.5
EBITDA[2]
(Millions of US dollars)
09 26.1
08 38.5
07 92.1
06 162.8
05 153.0
Capital Expenditure
(Millions of US dollars)
09 156.9
08 207.5
07 318.9
06 280.7
05 196.2
EBIT[2]
(Millions of US dollars)
09 15.3
08 18.1
07 26.6
06 28.9
05 23.6
Return on Capital Employed
(%)

[1] Includes discontinued operations.

[2] See Definitions starting on page 42.

RESULTS AT A GLANCE

In the face of ongoing adverse conditions in our major markets in the US, where new housing starts were down 38% from last year and 77% from their peak levels of 2006:

+ Total net sales decreased 18%, from US$1,468.8 million to US$1,202.6 million.
+ Gross profit decreased 27% from US$530.0 million to US$388.8 million.
+ Gross profit margin decreased 3.8 percentage points to 32.3%.
+ Net operating (loss) profit increased from a net operating loss of US$71.6 million in fiscal year 2008 to a net operating profit of US$136.3 million in fiscal year 2009. This fiscal year 2009 figure includes favourable asbestos adjustments of US$17.4 million, AICF SG&A expenses of US$0.7 million, AICF interest income of US$6.4 million, impairment of AICF investments of US$14.8 million and tax benefit related to asbestos adjustments of US$48.7 million. Net operating profit excluding asbestos decreased 32% to US$79.3 million.
+ EBIT excluding asbestos decreased by 24% to US$156.9 million, compared to US$207.5 million for the prior year.
+ EBIT margin excluding asbestos decreased by 1.1 percentage points to 13.0%.
+ As a percentage of sales, SG&A expenses increased by 1.9 percentage points to 17.4%.
+ Diluted earnings per share excluding asbestos decreased from US25.7 cents to US18.3 cents.

+ Boothbay Blue + Evening Blue

(Millions of US dollars)	2009	2008	% Change
Net sales			
USA and Europe Fibre Cement	**$ 929.3**	$ 1,170.5	(21)
Asia Pacific Fibre Cement	**273.3**	298.3	(8)
Total net sales	**1,202.6**	1,468.8	(18)
Cost of goods sold	(813.8)	(938.8)	13
Gross profit	**388.8**	530.0	(27)
Selling, general and administrative expenses	**(208.8)**	(228.2)	9
Research and development expenses	**(23.8)**	(27.3)	13
Impairment charges	–	(71.0)	–
Asbestos adjustments	**17.4**	(240.1)	–
EBIT	**173.6**	(36.6)	–
Net interest (expense) income	**(3.0)**	1.1	–
Other expense	**(14.8)**	–	–
Operating income (loss) taxes	**155.8**	(35.5)	–
Income tax expense	**(19.5)**	(36.1)	46
Net operating profit (loss)	**$ 136.3**	$ (71.6)	–
Volume (mmsf)			
USA and Europe Fibre Cement	**1,526.6**	1,951.2	(22)
Asia Pacific Fibre Cement	**390.6**	398.2	(2)
Average net sales price per unit (per msf)			
USA and Europe Fibre Cement	**US$ 609**	US$ 600	2
Asia Pacific Fibre Cement	**A$ 879**	A$ 862	2

09	8.0
08	27.0
07	9.0
06	10.0
05	3.0

Dividends Paid per Share (US cents)

09	9.1
08	13.2
07	24.0
06	29.1
05	22.4

Return on Shareholders Funds (%)

In last year's annual report we discussed the significant uncertainty and issues arising from the deteriorating economic situation and its effect on James Hardie's key business areas. We also discussed the need – over time – to get the legacy issues behind James Hardie in an appropriate way, so that management can concentrate on improving the business.



CHAIRMAN'S REPORT

Looking back over the past year, the general economic situation was really quite bad, with new housing starts in our key US market down some 77% from their January 2006 peak and down 38% on last year. Hopefully this is now "bottoming out".

Within that almost unprecedented difficult economic climate, the management team under the leadership of Louis Gries performed exceptionally well in terms of maximising market, operating and financial results, and continuing to build the foundations for outstanding results at James Hardie when the economic situation returns to "normal".

In relation to the tax legacy issues, major progress was made, with the ATO settlement of all tax issues except for 1999, and the IRS concluding that James Hardie qualified for the benefits of the US/Netherlands Tax Treaty for the years 2006 and 2007.

With regard to the ASIC proceedings, while we are obviously disappointed with the outcome of the proceedings to date, we are determined to learn from this experience and pursue the highest standards of transparency and corporate governance.

For this coming year and beyond, no one knows when the economic situation will return to "normal" and exactly what level of sustainable demand that will imply. In our industry, we have not yet seen any major signs of a recovery but we are confident that there will be a return to normality in the housing industry, even though that might not occur until 2010-2011. We would expect gradual progress in the meantime however.

We are very confident that – based upon decisions and actions they have already taken and those being considered – management will continue in this next year to strengthen James Hardie's unusually strong position in the building materials industry both in new home construction and repair and remodelling.

As to the remaining legacy issues, we would expect to continue to make significant progress in this next year. For example, by the time you read this report we will have announced our plan to ask shareholders to approve the transformation of the company into a European company known as a Societas Europaea and a move of its domicile to Ireland from The Netherlands.

There is an extensive Explanatory Memorandum, which is being sent to all shareholders[1], but in summary this move will allow management to spend time where James Hardie's major businesses are rather than the significant time required to be spent in The Netherlands. In addition, there are financial and other benefits discussed in the memorandum.

Other key areas

We will of course continue our overall commitment to the AICF, and building a strong and growing James Hardie is key to that objective. In the short term, it is unfortunate that – because of the unprecedented economic downturn and its effect on cash flow (in addition to the tax settlements mentioned above) – there will not be sufficient cash to make a contribution to the fund in fiscal year 2010. We have had, and will continue to have, constructive dialogue with the AICF and the NSW government on this and other issues.

With regard to our dividend policy, like many companies, we had to make a difficult decision to omit both the interim and final dividends for fiscal year 2009. Until market conditions improve, we believe it is prudent to continue to omit dividends in order to conserve capital.

The Board has worked with two outside and independent consulting firms to make sure that our management compensation is both consistent with today's world standards and expectations and also provides the right level of incentive and motivation to management, aligned with shareholder interests. The proposed changes are set out in detail in the Remuneration Report within this annual report and will be sent to all shareholders. In summary, it is conceptually an "extension" of the interim plan that received strong shareholder approval last year and we believe it will continue to focus and motivate management to accomplish objectives most important to shareholders.

In summary:

+ Saying that last year was a difficult year would be an understatement, but significant and positive progress on many fronts was made by management.
+ We aren't any smarter than anyone else in knowing when normal economic demand will return, but we are very confident that it will, and that your company is exceptionally well-positioned to take advantage of that when it does happen.
+ The foundations for James Hardie's future performance were strengthened in this last year.
+ We will continue to fulfill our obligations to our constituencies, and we will continue to work to get the legacy issues behind us so that management can concentrate totally on strengthening our company as it goes forward.

Michael Hammes

[1] See additional information and where to find it on page 132.

+ Alpine Frost

CEO'S REPORT



09 68.0
08 72.0
07 108.3
06 85.0
05 62.9

EBIT/Employee
(Thousands of US dollars)



09 521.5
08 509.6
07 524.1
06 450.7
05 387.7

Net Sales/Employee
(Thousands of US dollars)



Despite declines in all of our major markets, James Hardie's businesses delivered solid economic returns while staying on strategy.

We have successfully stayed ahead of the downturn in the US by reducing capacity and plant cost, re-allocating field sales resources and eliminating SG&A cost consistent with market realities.

With US housing starts down 38% in fiscal year 2009, full year net sales decreased 18% to US$1,202.6 million, gross profit was down 27% to US$388.8 million and EBIT excluding asbestos, ASIC expenses and asset impairments, decreased 40% to US$170.9 million, compared to last year.

USA and Europe Fibre Cement

The USA and Europe Fibre Cement business faced ongoing weakness in the US housing market, where both new construction and the repair and remodel segments continued to deteriorate. The National Association of Home Builders reported US housing starts of a seasonally-adjusted annual rate of 906,000 units in calendar 2008, down 33% from calendar 2007.

In this challenging operating environment, our business performed strongly. Sales were down 21% compared to fiscal year 2008, to US$929.3 million. Excluding impairments, EBIT was 35% lower at US$199.3 million, for an EBIT margin of 21.4%.

The decline in top-line performance was due to reduced exterior and interior product volumes, as product demand was lower in all regions. Average selling price was 2% higher at US$609 per thousand square feet. SG&A was reduced and unit costs were higher, mainly due to less spreading of true fixed cost.

The business continued to focus on its three main strategic initiatives of primary demand growth, product mix shift and zero to landfill, and progress was made on all three.

Our differentiated ColorPlus® range of products again contributed to growth, achieving a 5% increase in sales volume as a percentage of total exterior sales in the northern region of the US for the fourth quarter of fiscal year 2009, compared to the prior year period. Our initial focus on the ColorPlus range of products in the northern region of the US has now been expanded to the western and southern regions, with both areas posting moderate gains in ColorPlus penetration rate compared to the same period last year.

Our differentiated product strategy will receive a further boost in fiscal year 2010, following the launch of our HardieZone™ exterior products in the US. These products are engineered for specific climatic conditions using our seventh generation product technology. The HardieZone products are discussed in more detail in Differentiated Products on pages 20–21 of this annual report.

Asia Pacific Fibre Cement

Net sales decreased 8% from US$298.3 million to US$273.3 million, due to unfavourable currency exchange rate movements in the Asia Pacific business' currencies compared to the US dollar. In Australian dollars, net sales were flat due to a 2% increase in average net sales price, offset by a 2% decrease in sales volume. EBIT increased 4% in Australian dollars, due mainly to decreased SG&A expenses, partially offset by lower gross margin performance. The EBIT margin was 17.2%.

The Australian business responded well to the market downturn, increasing its share of the residential market by increasing the volume of differentiated products used in individual homes. The Scyon™ product range continues to build momentum with sales volumes up 47% on the prior year. Scyon differentiated products now represent 10.7% of sales, up from 7.5% in the prior year. Core products also regained volume in the face of increased

continued over

competition, although revenue was affected by lower-priced commodity fibre cement imports.

In New Zealand, the business continued to out-perform the market by growing sales of its differentiated range of products, including Linea™ weatherboards, Horizon™ wall lining and HomeRAB™ preclad lining which was launched during fiscal year 2009. Sales of these differentiated products now account for almost half of sales volume.

The Philippines business reported lower sales volumes and revenue as a result of a softening domestic market, and export volumes affected by the global slow-down and pricing pressures stemming from Asian currencies' depreciation against the US dollar.

Safety

You will see from the report on page 18 of this annual report that James Hardie is committed to providing a safe workplace for all its employees. Unfortunately, this year we fell short in this area, when we experienced an employee fatality at our New Zealand plant in March. We will continue to focus on upgrading our safety programs and work environments at all James Hardie sites.

Outlook

We expect that market conditions will remain difficult in all our major markets this fiscal year. Our businesses are well set up to perform strongly relative to the market opportunities. We remain fully committed to our product leadership strategy during this period. We are confident that we will continue to improve our market position, and are well-placed to deliver stronger earnings and cash generation when market conditions start to improve.

Legacy issues

In last year's annual report, I expressed our commitment to resolving the legacy issues that faced the company, to allow management to focus more on value-creating activities. Several of these items have progressed, and although all the outcomes were not positive from a company perspective, there is less uncertainty for shareholders as we move forward in resolving these issues.

In September 2008, ASIC dropped its claim involving an allegation that the company had contravened its duty of care and diligence as an alleged shadow director of former subsidiary ABN 60 Pty Limited in allowing it to cancel, in March 2003, partly paid shares that ABN 60 had issued to the company in 2001. ASIC also agreed not to seek a related order that the company provide an indemnity to ABN 60 for up to A$1.9 billion, being the unpaid value of the partly paid shares.

In December 2008, James Hardie and the ATO reached an agreement which finalised tax audits being conducted by the ATO on the company's Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settled all outstanding issues arising from these tax audits.

In April 2009, we announced that the Appeals Division of the IRS had signed a settlement agreement with the company's subsidiaries in which the IRS conceded the government's position in full with regard to its assertion in the Notice of Proposed Adjustment, received by the company on 23 June 2008, that the company did not qualify for benefits under the United States-Netherlands Tax Treaty for the calendar years 2006 and 2007.

Also in April, judgment was issued in the civil proceedings commenced by ASIC in February 2007 in the Supreme Court of NSW against the company, a former related entity James Hardie Industries Limited (now known as ABN 60), and ten former directors and officers.

The Federal Court of Australia hearing of our appeal against the ATO's Objection Decision in the 1999 disputed amended assessment is scheduled to take place in September this year.

All of these issues are described in more detail in Management's Discussion and Analysis on pages 30–45 of this annual report.

Perhaps the most significant development, and the most recent, relates to the issue of the parent company's future domicile. On 24 June 2009 we announced a two-stage proposal that we are taking to shareholders to transform James Hardie into a European company known as a Societas Europaea and then move its corporate domicile from The Netherlands to Ireland. The proposal is explained in detail in the Explanatory Memorandum which has been lodged with the ASX and the SEC[1].

We believe the proposal is the best course of action at this time and is in the best interests of James Hardie and its shareholders. I look forward to having the opportunity to discuss the proposal in more detail at an Extraordinary General Meeting to consider Stage 1, which will be to be held in The Netherlands on Friday, 21 August 2009, and at the Extraordinary Information Meeting which will precede this in Sydney on Tuesday, 18 August 2009.

Louis Gries

CEO'S REPORT

[1] See additional information and where to find it on page 132.


09 56.4
08 56.5
07 50.7
06 45.3
05 36.3
Depreciation and Amortisation
(Millions of US dollars)


09 9.4
08 8.3
07 6.5
06 0.2
05 5.1
Net Interest Expense
(Millions of US dollars)


09 16.7
08 25.4
07 49.1
06 1,404.0
05 38.5
Net Interest Expense Cover
(Times)



CFO'S REPORT

Our results for fiscal year 2009 were affected by further declines in construction activity in all our housing markets. Despite that, the business continued to generate strong operating cash flow of US$166.4 million, although this was reduced by the settlement we entered into with the ATO in the third quarter, as well as the annual payment to the AICF.

Consolidated results

The results for the business segments are described in detail on pages 13–17 of this annual report, and in Management's Discussion and Analysis on pages 30–45.

Our consolidated results show sales down by 18%, affected mainly by the housing downturn in the US and reduced earnings contribution from the US business; gross profit was down by 27%; SG&A expenses were down 9%; and research and development expenses were down by 13%.

The net operating profit for the year was US$136.3 million, compared to a net operating loss of US$71.6 million last year. Excluding asbestos, ASIC expenses, asset impairments and tax adjustments, we recorded a US$96.9 million profit, slightly more than half of last year's result of US$173.8 million.

These results should be viewed against the economic environment in which they were achieved, where new housing starts in the US were down 38% on the prior year and 77% on the peak of 2.265 million starts in January 2006, and the renovations market was softer, as indicated by the sales results of the US "big box" retailers.

Financial results

Our total EBIT excluding asbestos, ASIC and asset impairments, was down 40% to US$170.9 million. Adding back the adjustments, the total reported EBIT was US$173.6 million.

Corporate costs were 18% higher at US$70.6 million, substantially affected by ASIC expenses of US$14.0 million and the bringing to account of US$9.4 million of legal provisions under US GAAP SFAS No. 5, Accounting for Contingencies.

We recorded net interest expense of US$9.4 million for the year, similar to the prior year's figure of US$8.3 million, reflecting a higher average level of debt through the year, but at a lower level of interest rates.

Our effective tax rate for fiscal year 2009, excluding asbestos, asset impairments and tax adjustments, was 41.4%, which is higher than prior years. The increase was driven by three major factors:

+ Until 2007 we were investing in expanding the capacity of the US business and we derived significant tax benefits for this investment under the contract we have with the Netherlands Government. As the capital expenditure in the businesses has declined, so has the benefit.
+ Second, we have incurred some significant costs for which we receive either no deduction or a partial deduction or a deduction at a very low rate relative to the normal statutory rate. Some of the costs that fall into this category are the Special Commission of Inquiry-related costs that ran through to 2007; the US$19.7 million of costs incurred on the ASIC proceedings; and litigation provisions.
+ The third category of influences is permanent differences (or permanent adjustments in US terms). As our profit has declined over the last two to three years and, as we have moved into a deeper trough in the housing cycle, the permanent differences represent an increasing proportion of our earnings before tax. That is leading to an increase in the effective tax rate, as well as having a very significant impact on our taxable profit and on our reported profit.

These are the major factors we refer to as having derived from changes to the geographical mix of earnings and expenses in our results announcements.

Adjusted EBITDA, excluding asbestos, ASIC expenses and asset impairments, was US$227.3 million. Depreciation and amortization amounts were in line with the prior year and the total EBITDA was US$230.0 million, versus US$19.9 million in the prior year.

continued over

+ Alpine Frost


09 12.4
08 12.5
07 12.5
06 10.1
05 14.9
Working Captial to Net Sales (%)

09 41.4
08 37.9
07 32.5
06 32.9
05 32.6
Effective Income Tax Rate[1] (%)


09 68.2
08 81.9
07 91.1
06 71.6
05 61.9
Income Tax Expense (Millions of US dollars)


09 24.0
08 22.7
07 12.8
06 (1.6)
05 6.8
Gearing Ratio (%)

[1] Excludes asbestos, asset impairments and tax adjustments.

[2] Excludes payments under the AFFA.

CFO'S REPORT

Currency of Borrowings	As at 31 March	
(Millions of US dollars)	**2009**	2008
Borrowings		
USD	**$ 324.0**	$ 264.5
Other	**–**	–
Total Borrowings	**$ 324.0**	$ 264.5
Deposits		
AUD	**$ 2.2**	$ 3.0
USD	**32.3**	20.2
NZD	**1.3**	1.9
PHP	**5.4**	9.0
Other	**1.2**	1.3
Total Deposits	**$ 42.4**	$ 35.4
Net Borrowings	**$ 281.6**	$ 229.1

Debt Maturity Profile		
(Millions of US dollars)	**2009**	2008
Less than one year	**$ 93.3**	$ 90.0
1–2 years	**230.7**	–
2–3 years	**–**	174.5
Total Borrowings	**$ 324.0**	$ 264.5

Capital Expenditure	Year ended 31 March	
(Millions of US dollars)	**2009**	2008
USA and Europe Fibre Cement	**$ 20.0**	31.3
Asia Pacific Fibre Cement	**4.9**	5.6
Research and Development and Corporate	**1.2**	1.6
Continuing Operations	**$ 26.1**	$ 38.5

Exchange Rates (US$1=)		
Weighted Average	**2009**	2008
AUD	**1.2600**	1.1503
NZD	**1.5351**	1.3161
Closing Spot		
AUD	**1.4552**	1.0903
NZD	**1.7592**	1.2607

Gross Capital Employed		
(Millions of US dollars)	**2009**	2008
Fixed assets	**$ 700.0**	$ 755.8
Inventories	**128.9**	179.7
Receivables/prepayments	**293.6**	345.2
Other	**0.9**	0.5
Accounts payable and accruals	**(99.8)**	(118.4)
Gross capital employed	**$ 1,023.6**	$ 1,162.8



■	929.3	USA and Europe Fibre Cement
■	273.3	Asia Pacific Fibre Cement

Net Sales
(Millions of US dollars)



■	772.6	USA and Europe Fibre Cement
■	167.9	Asia Pacific Fibre Cement
■	12.2	Research and Development

Total Identifiable Assets
(Millions of US dollars)



■	199.3	USA and Europe Fibre Cement
■	47.1	Asia Pacific Fibre Cement

EBIT for R&D was a loss of 18.9

EBIT
(Millions of US dollars)

Net operating cash flow after the settlement payment to the ATO and the annual payment to the AICF, was negative US$45.2 million, compared to positive US$319.3 million in the prior year, when there was neither a special settlement on tax nor a payment to the asbestos fund. Although this is a very material and adverse turnaround in net operating cash flow, reversing the special payments shows a net cash flow of US$166.4 million, around half the prior year, and a good result considering the economic downturn and its effect on the US housing market.

At $26.1 million, capital expenditure was down 32%, reflecting a significant saving, and we expect it to continue at this level.

We retained a comfortable debt position, with net debt of US$281.6 million at the end of March 2009. This was an increase of around US$50 million on the prior year, reflecting payments made during the past twelve months. At the end of the fiscal year we had US$216.7 million of cash and unused facilities.

A$-US$ exchange rate

James Hardie's results are very much influenced by movements in the A$-US$ exchange rate. This affects the translation of results as well as corporate costs that we incur in Australian dollars, particularly in fiscal year 2009 where we had substantial expenditure in Australia on the ASIC hearings.

There was a very significant deterioration in the value of the A$ against the US$ in the last six months of fiscal year 2009 and the fall in the A$ reduced the US$ cost of expenses we incurred in A$. A depreciating Australian dollar has a significant effect on our asbestos liability. Notwithstanding the significant increase in the A$ value of the asbestos liability described in the following report, the weaker A$/stronger US$ more than offset the increase in the Australian dollar liability assessment, so we reported a US$17.4 million gain in US$.

The exchange rate also has an unfavourable impact from the translation of the amount that we have deposited with the ATO relating to the 1999 Amended Assessment which is the subject of litigation.

Asbestos funding

Because of the negative net operating cash flow of US$45.2 million for fiscal year 2009, James Hardie will not be making a contribution to the AICF in fiscal year 2010, in accordance with the AFFA.

More information about James Hardie's asbestos compensation funding is set out on pages 10-11 of this annual report.

Key performance ratios

The key performance ratios for fiscal year 2009 are starting to show the full impact of what is by now an extended downturn:

+ a decline in diluted earnings per share, from US25.7 cents to US18.3 cents;
+ a return on shareholders' funds of 9.1%, less than half what it was two years ago;
+ a decline in return on capital employed, from 18.1% to 15.3%;
+ a decline in EBIT margin, from 14.1% to 13.0%; and
+ a dividend of US8.0 cents per share paid in the year.

Our debt service capacity indicators remained strong:

+ net interest expense cover of 16.7 times;
+ net interest paid cover of 20.1 times; and
+ net debt payback[2] of 4.3 years.

Overall, compared to other companies in our sector, we are achieving superior results and are continuing to earn strong profits, and generate cash flow.

Our results have been adversely affected by the declines in housing activity and corporate costs which continue to be affected by remaining legacy issues. Although we still face issues such as asbestos adjustments, ASIC expenses, tax adjustments, litigation provisions and other legacy costs, we continue to produce strong net cash flow from operations.

Russell Chenu

Key principles

The two key principles underlying the AFFA are:

(a) The funding arrangement is intended to allow James Hardie to remain profitable, financially strong and to fund growth; and

(b) The funding arrangement is intended to allow payments to be made by the AICF to all existing and future proven claimants. However, as has been noted in previous statements by James Hardie since 2004, no absolute assurance can be given that the funding required under the AFFA will be sufficient to meet all existing and future proven claims.

Annual Payments

The AFFA provides for an Annual Payment to be made by James Hardie to the AICF, on 1 July of each financial year, subject to the Annual Cash Flow Cap (see below). The amount of each annual payment is equal to:

+ the period actuarial estimate of the expected proven claim liabilities of the former James Hardie companies for the financial year in which the payment is made and the next two financial years, calculated as at the end of the previous financial year;

plus

+ the estimated reasonable operating expenses of the AICF for the financial year in which the payment is made;

less

+ the net assets of the AICF as at the end of the previous financial year, as determined by the approved auditor.

If the amount of the above calculation is zero or negative, no payment by James Hardie to the AICF is required. If the Annual Payment calculation exceeds the Annual Cash Flow Cap for the relevant financial year, the Annual Payment will be limited to the amount of the Annual Cash Flow Cap for the relevant financial year.

Annual Cash Flow Cap

In each financial year, the Annual Payment is limited such that the Annual Payment cannot exceed the Annual Cash Flow Cap for that year.

The Annual Cash Flow Cap is calculated as a percentage of James Hardie's Free Cash Flow for the immediately preceding financial year. The applicable percentage is referred to as the Annual Cash Flow Cap Percentage, and is currently set at a maximum of 35% per the AFFA.

Accordingly, if James Hardie has zero or negative Free Cash Flow in a financial year, there will be no Annual Payment made in the following financial year, as the Annual Cash Flow Cap will be zero. Free Cash Flow for the purposes of the Annual Cash Flow Cap calculation is equivalent to James Hardie's net cash flow provided by operating activities less contributions by James Hardie to the AICF.

Summary of payments made by James Hardie to the AICF

Since the beginning of 2007, James Hardie has contributed A$305.5 million to the AICF as follows:

1 July 2009 – Because of the negative net operating cash flow of US$45.2 million for fiscal year 2009, in accordance with the AFFA, James Hardie will not be making a contribution to the AICF in fiscal year 2010.

1 July 2008 – Annual Payment calculation resulted in a total of US$115.3 million (A$121.2 million); however the Annual Cash Flow Cap limited the Annual Payment to US$109.2 million (A$114.7 million).

As provided for in the AFFA, James Hardie elected to make the 1 July 2008 Annual Payment in quarterly instalments. In addition to the annual contribution, interest of US$2.3 million (A$3.3 million) was paid by James Hardie on the unpaid quarterly instalment balances.

1 July 2007 – Free Cash Flow of James Hardie for the financial year ended 31 March 2007 was negative. As described above, if James Hardie has zero or negative Free Cash Flow in a financial year, there will be no Annual Payment made in the following financial year.

9 February 2007 – James Hardie made an initial funding payment of A$184.3 million to the AICF. As outlined in the AFFA, this initial funding payment was calculated as 30 months of expected proven claim liabilities, plus six months estimated reasonable operating expenses of the AICF, plus a partial prepayment of the payment due on 1 July 2007, less the net assets of the Medical Research and Compensation Foundation at 30 September 2006.

Fund update

At 31 March 2009, the AICF had assets in cash and short term investments of A$143.1 million.

Claims paid in fiscal year 2009 amounted to A$111.5 million, which was higher than AICF's independent actuary, KPMG Actuaries, estimated would be the case for fiscal year 2009 and a significant increase on the fiscal year 2008 claims paid of A$74.3 million.

Claims paid included a significant acceleration in the settlement of claims, consistent with the reforms adopted by the NSW Government in 2005 and 2006. These include an attempt to move away from litigation more into mediation and negotiation of settlements. This saves money over the long term, but has led to higher claims payments in the past twelve months.

Legal costs were higher, at A$9.6 million, and insurance claims and cross claim recoveries increased to A$20.8 million. This led to total net claims costs of A$90.7 million, materially higher than the previous estimates from KPMG Actuaries (A$71.2 million) and also the prior year (A$55.1 million).

ASBESTOS FUNDING

Annual actuarial assessment

KPMG Actuaries conducts an annual actuarial assessment of the liabilities of the AICF to enable projections to be regularly updated in line with actual claims experience and the claims outlook. Subject to the Annual Cash Flow Cap described below James Hardie makes payments to the AICF based on these annual actuarial assessments.

James Hardie discloses summary information on claims numbers each quarter with its quarterly results releases. The more detailed information contained in the annual actuarial report is made public each year, in accordance with the AFFA. All of the KPMG Actuaries' reports are available on the James Hardie investor relations website (www.jameshardie.com, select Investor Relations).

Updated actuarial assessment

James Hardie received an updated actuarial report from KMPG Actuaries at 31 March 2009, which showed a substantial increase in the discounted central estimate to A$1,7816 million, an increase of A$335.0 million on the prior year.

The main factors affecting the estimate were an increase in the number of claims, particularly for mesothelioma (adding A$236.3 million) and a lower discount rate because of the fall in Australian interest rates during the past year (adding A$188.2 million). There has also been a reduction in the average cost per claim and in legal costs (A$89.5 million).

The asbestos provision, net of insurance, other recoveries and tax, decreased from US$944.9 million to US$756.6 million at 31 March 2009. This result was significantly affected by the depreciation of the A$ against the US$.

While the accounting liability is based on the actuarial estimate, under US GAAP there are some adjustments that are made to the actuarial estimate to establish the liability for James Hardie's accounts.

The undiscounted central estimate has not moved as significantly as the discounted central estimate over the eight measurement periods. Although the past year's movements in interest rates had a marked effect on the discounted central estimate, the undiscounted estimate of A$3.124 billion has increased only A$97.0 million on the prior period. Additionally, KPMG Actuaries undiscounted range of A$1.9 billion-A$5.5 billion has not changed materially from the prior year's range.

AICF notice to James Hardie and the NSW Government

On 23 April 2009, James Hardie and the NSW Government were advised by the AICF that its Board had determined that it is reasonably foreseeable that, within two years, the available assets of the AICF are likely to be insufficient to fund the payment of all reasonably foreseeable liabilities. The advice was contained in a notice issued by the AICF under the AFFA.

The company advised that it was not in a position to make contributions to the AICF beyond the obligations set out under the terms of the AFFA.

The company considers that the potential shortfall in the AICF is regrettable, but contributions to the AICF have been affected by the decline in the company's cash flow as a result of, among other things, the unprecedented downturn in the US housing markets. While the extent of the current downturn in the US housing market could not have been foreseen, the AFFA between James Hardie, the AICF and the NSW Government contemplated potential shortfalls in AICF funding and set out the steps to be followed. James Hardie noted that one of the options available to the AICF under the AFFA is to pay claimants and their families by instalments, rather than by lump sum.

In a statement issued at the time it received the notice, James Hardie noted that the AFFA continues to operate in accordance with terms negotiated by all parties and James Hardie remains committed to the performance of its obligations and the exercise of its rights under the agreement. James Hardie will contribute to the AICF when its net operating cash flow is positive.

The selected background information and comments in this report are a summary only and readers may refer to:

- the AFFA,
- the Explanatory Memorandum issued in advance of the 2007 shareholder meeting,
- KPMG Actuaries' reports, and
- company statements issued via the ASX

for more detailed information.

All of these are available on James Hardie's Investor Relations website (www.jameshardie.com, select Investor Relations). In the event of any lack of clarity, the source document will prevail.

The following chart shows the undiscounted range that KPMG Actuaries have derived each year, as well as the undiscounted central estimate.

(Billions of A$)	30 Jun 2004	31 Mar 2005	30 Jun 2005	31 Mar 2006	30 Sep 2006	31 Mar 2007	31 Mar 2008	31 Mar 2009
Central Estimate – Discounted	1.536	1.685	1.568	1.517	1.555	1.355	1.426	1.782
Central Estimate – Undiscounted	3.586	3.604	3.131	3.079	3.169	2.811	3.027	3.124
Range – Undiscounted	2.0-5.7	2.0-5.9	1.5-5.5	1.7-5.3	1.8-5.7	1.6-5.1	1.9-5.4	1.9-5.5

MANUFACTURING CAPACITY – BUILDING PRODUCTS

	Plant location	Existing design capacity/ year (mmsf)[1]	Number of Employees
North America – Plants Operating			
	Cleburne, Texas	500	
	Peru, Illinois	560	
	Plant City, Florida	300	
	Pulaski, Virginia	600	
	Reno, Nevada	300	
	Tacoma, Washington	200	
	Waxahachie, Texas	360	
North America – Plants Suspended			
	Blandon, Pennsylvania[2]	200	
	Fontana, California[3]	180	
	Summerville, South Carolina[3]	190	
Total North America		3,390	1,323
Australia	Brisbane, Queensland	120	
	Sydney, New South Wales	180	
Total Australia		300	396
New Zealand	Auckland	75	167
Philippines	Manila	145	158
Europe			45
Research and Development			106
Corporate			48
Total		**3,910**	**2,243**

MANUFACTURING CAPACITY – PIPES

	Plant location	Design capacity/year (Thousand tons[4])	Number of Employees
Australia	Brisbane, Queensland	50	63
Grand total			**2,306**

[1] Annual design capacity is based on management's historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16" thickness siding at a target operating speed. Annual design capacity is not necessarily reflective of our actual capacity utilisation at each plant. See below for a description of average capacity utilisation rates for our fibre cement plants by country. Plants outside the United States produce a range of thicker products, which negatively affect their outputs. Actual production is affected by factors such as product mix, batch size, plant availability and production speeds and is usually less than annual design capacity.

[2] We suspended production at our Blandon, Pennsylvania plant in November 2007.

[3] We suspended production at our Summerville, South Carolina and Fontana, California plants in November 2008 and December 2008, respectively.

[4] Pipe and column capacity is measured in tons rather than million square feet.


LONDON
AMSTERDAM
SOUTHAMPTON
PARIS
TAIPEI
MANILA
TACOMA
RENO
FONTANA
MISSION VIEJO
WAXAHACHIE
CLEBURNE
CHICAGO
PERU
DALLAS
BLANDON
PULASKI
SUMMERVILLE
PLANT CITY
TAMPA
BRISBANE
SYDNEY
PERTH
ADELAIDE
MELBOURNE
AUCKLAND
CHRISTCHURCH

MANUFACTURING CAPACITY

- ■ James Hardie Manufacturing Operations
- □ James Hardie Manufacturing Operations - production suspended
- + James Hardie Sales Office
- ◻ Distribution Hub
- ● Corporate Headquarters

+ Cobble Stone









USA AND EUROPE FIBRE CEMENT

Results

+ Net sales decreased 21% from US$1,170.5 million to US$929.3 million.
+ Sales volume decreased 22% from 1,951.2 million square feet to 1,526.6 million square feet.
+ Average net sales price increased 2% from US$600 per thousand square feet to US$609 per thousand square feet.
+ Gross profit decreased 29% and the gross profit margin decreased 4.1 percentage points.
+ EBIT excluding impairments decreased 35% from US$306.2 million to US$199.3 million.
+ EBIT margin excluding impairments decreased 4.8 percentage points to 21.4%.

Trading conditions

+ There was ongoing weakness in the US housing market; new construction and the repair and remodel segments of the market continued to deteriorate.
+ Product demand was lower in all regions.
+ The NAHB reported US housing starts of a seasonally-adjusted annual rate of 510,000 units in March 2009, down 77% from the January 2006 peak of 2.265 million starts.
+ For the year ended 31 March 2009, the NAHB reported US housing starts of 787,400 units, down 38% from 1,262.6 million units for the year ended 31 March 2008.

Outlook

The NAHB expects housing activity to stabilise around the middle of the calendar year, at least in the single-family sector, followed by a relatively slow recovery process later this year and in 2010 as remaining supply overhang and serious constraints on credit for housing production draw out the long climb back to demographically-based trend levels of housing starts.

The outlook for the US residential repair and remodel market is also unclear, but is expected to weaken, affected by a fall in house values and subsequent reduction in owners' equity.

For more information about USA and Europe Fibre Cement, see pages 14–15

ASIA PACIFIC FIBRE CEMENT

Results

+ Net sales decreased 8% from US$298.3 million to US$273.3 million.
+ Net sales in Australian dollars were flat due to a 2% increase in average price, offset by a 2% decrease in sales volume to 390.6 million square feet.
+ Gross profit decreased 15%. Unfavourable currency exchange rate movements in the Asia Pacific business' currencies compared to the US dollar accounted for 8% of this decrease while the underlying Australian dollar business result accounted for the remaining 7% decrease. Gross profit margin decreased by 2.0 percentage points.
+ EBIT decreased 6% from US$50.3 million to US$47.1 million. The EBIT margin was 0.3 percentage points higher, at 17.2%.

Trading conditions

+ For the year ended 31 March 2009, the Australian Bureau of Statistics reported total dwelling unit approvals of 134,499 units, down 14% from 156,697 unit approvals for the year ended 31 March 2008.
+ Sales in the multi-unit sector also remained depressed as the lack of available credit and general economic uncertainty led to a reduction in investment through the second half of calendar year 2008.
+ In New Zealand, construction continued to decline, with total residential approvals for the year ended 31 March 2009 down 34% to 16,200 units compared to the prior year.
+ In the Philippines, the domestic market softened.

Outlook

Housing starts in Australia are expected to continue to fall in 2009-2010. Activity in medium density dwellings and renovations may provide some growth and may partially offset the overall housing market decline.

Residential housing consents in New Zealand are at a 25 year low and the commercial market, while more buoyant, is showing signs of weakening. Housing affordability is expected to remain under pressure with increased building costs.

The Philippines economy is expected to slow and the currency to weaken in the face of global economic conditions.

For more information about Asia Pacific Fibre Cement, see pages 16–18

SUMMARY OF OPERATIONS



09 609
08 600
07 583
06 555
05 499
USA and Europe
Fibre Cement Average
Net Sales Price (US dollars/msf)
09 21.4
08 20.1
07 27.3
06 25.4
05 23.6
USA and Europe
Fibre Cement EBIT Margin[1]
09 199.3
08 235.2
07 353.1
06 316.1
05 229.7
USA and Europe
Fibre Cement EBIT[1]
(Millions of US dollars)
70% Eastern Division
30% Western Division
James Hardie US Total
Product Regional Sales Mix
45-50% Repair and Remodel
50-55% New Construction
James Hardie
US Sales Mix
30-40% James Hardie
60-70% Other
US Interior
Backerboard Market
12% James Hardie
88% Other
US Exterior
Siding Market[2]

USA AND EUROPE FIBRE CEMENT

[1] Excluding impairments.

[2] Repair and Remodel siding usage report from NAHB for calendar year 2008 will not be available until July 2009.

[3] Production at the Pennsylvania, South Carolina and California plants was suspended in November 2007, November 2008 and December 2008 respectively.

[4] The full title of this report is NAHB's Builder Practices Reports – Siding Usage/Exterior Wall Finish In New Construction and Consumer Practices Reports – Siding Usage/Exterior Wall Finish In Repair & Remodel

Note: All market and market share figures are management estimates and cannot be precisely measured.


+ Chestnut Brown

USA AND EUROPE FIBRE CEMENT

	2009	2008	2007	2006	2005
Net sales US$m	**929.3**	1,170.5	1,291.2	1,246.7	974.3
EBIT[1] US$m	**199.3**	235.2	353.1	316.1	229.7
Total identifiable assets US$m	**772.6**	846.4	910.0	842.4	680.4
Volumes (mmsf)	**1,526.6**	1,951.2	2,216.2	2,244.4	1,952.4
Average net sales price (per msf) US$	**609**	600	583	555	499
EBIT Margin[1] %	**21.4**	20.1	27.3	25.4	23.6
Number of employees	**1,368**	1,889	1,958	2,281	2,061

Our US business

Based on our net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States.

Our products are typically sold as planks or flat sheets with a variety of patterned profiles and finishes. Planks are used for external siding while flat sheets are used for internal and external wall linings and floor and tile underlayments.

We have ten manufacturing plants in the United States: two in Texas and one each in California[3], Florida, Washington, Illinois, Pennsylvania[3], South Carolina[3], Nevada and Virginia. We also have a Research and Development Centre at our California plant.

US market position and opportunity

Exterior products

+ Based on our knowledge, experience and third-party data regarding our industry, we estimate that, in fiscal year 2009, we sold approximately 12%[2] of the estimated 7.3-8.5 billion square foot US exterior siding market (all types of siding; excludes fascia, trim and soffit).
+ We initially took market share from wood-based siding products, and continue to do so; more recently, we have taken market share from vinyl, which offers us a significant growth opportunity.
+ Our early focus on producing planks for new construction has been expanded to an exterior products portfolio that contains a full-wrap exterior bundle (siding, trim and soffits).
+ The repair and remodelling segment accounts for around 45-50% of our sales mix and we have identified significant opportunity for growth here, and in the manufactured housing segment.
+ Our Eastern Division accounts for approximately 70% of our exterior product sales. We are targeting growth in this Division through increased consumer awareness; field sales representatives; partner programs with builders; and sales of value-added, differentiated products.
+ In our Western Division we are targeting growth opportunities in rural markets and in the repair and remodelling segment, as well as targeting increased sales of value-added, differentiated products.
+ Based on the NAHB's Builder Practices Reports[4] for the past three years, fibre cement has been one of the fastest growing segments (in terms of market growth) of the siding industry. In recent years, based on the NAHB's Builder Practices Reports, fibre cement has been gaining market share against vinyl and wood.
+ Our fibre cement products exhibit superior resistance to the damaging effects of moisture, fire, impact and termites compared to wood and wood-based products, which has enabled us to gain a competitive advantage over alternative products.

Interior products

+ Based on our knowledge, experience and third-party data, we estimate we have 30-40% of the US interior backerboard market.
+ Our net sales in this segment have achieved a compound annual growth rate of 17% for the fiscal years 2004-2009. We have a technology advantage for floor applications, and hold a leading position in the ¼" backer market.
+ HardieBacker™ ½" backerboard continues to drive our market penetration for wall applications.
+ In our interior product range, our ceramic tile underlayment products provide superior handling and installation characteristics compared to fibreglass mesh cement boards. In addition, our fibre cement products provide a more consistent and durable substrate on which to install tiles.
+ In internal lining applications where exposure to moisture and impact damage are significant concerns, our products provide superior moisture resistance and impact resistance than traditional gypsum wet area wallboard and other competing products.

Our strategy

Our global strategy is to:

+ aggressively grow demand for our products in targeted market segments;
+ grow our overall market position while defending our share in existing market segments;
+ offer products with superior value to that of our competitors; and
+ introduce differentiated products to support value pricing strategies.

Steps taken towards achieving our strategy

+ To reduce capacity and plant costs, during the fiscal year, we suspended production at the Fontana, CA, and Summerville, SC, plants.
+ We changed our structure to conduct the US operations with two geographic divisions. The Western Division now includes the Canadian business, while the Eastern Division incorporates the former Northern Division and Southern Division markets and plants.
+ The business continued to focus on its three main strategic initiatives of primary demand growth, product mix shift and zero to landfill.
+ Our differentiated ColorPlus® range of products again contributed to primary demand growth. Our initial focus on the ColorPlus range of products against vinyl siding manufacturers in the northern region of the US has now been expanded to the western and southern regions of the US, with both areas posting moderate gains in ColorPlus penetration rate compared to the same period last year.
+ Our growth strategy continued to be complemented by accessories (particularly XLD™ trim, HLD™ trim and soffit) which provide a suite of exterior products for a "full wrap" solution to builders and remodelers.
+ The strategy is further supported by positioning our interior backer products as a wet area wall solution, including G2 ¼" backer as the pre-eminent wet area solution and featuring Moldblock™ protection on both ¼" and ½" products.
+ In May 2009, we began the launch of HardieZone™ exterior products in the US. These products are engineered for specific climate conditions using our seventh generation product technology.
+ We maintained dedicated regional sales management teams in our major sales territories and our sales force included skilled tradespeople who provide onsite technical advice and assistance.
+ We continued to use trade and consumer advertising to generate demand for our products.
+ We also aimed to increase primary demand for our products by marketing our products directly to homeowners, architects and builders. This "pull through" strategy, in turn, assists us in expanding sales for our distribution network as distributors benefit from the increasing demand for our products.

09	47.1
08	50.3
07	39.4
06	41.7
05	46.8

Asia Pacific EBIT
(Millions of US dollars)

09	17.2
08	16.9
07	15.7
06	17.2
05	19.8

Asia Pacific EBIT Margin
(%)

ASIA PACIFIC FIBRE CEMENT



ASIA PACIFIC FIBRE CEMENT

	2009	2008	2007	2006	2005
Net sales US$m	**273.3**	298.3	251.7	241.8	236.1
EBIT US$m	**47.1**	50.3	39.4	41.7	46.8
Total identifiable assets US$m	**167.9**	218.3	199.3	170.4	181.4
Volumes (mmsf)*	**390.6**	398.2	390.8	368.3	376.9
Average net sales price (per msf)* A$	**879**	862	842	872	846
EBIT Margin %	**17.2**	16.9	15.7	17.2	19.8
Number of employees	**784**	834	835	854	892

Our business

We manufacture a wide range of fibre cement products in Australia, New Zealand and the Philippines and sell these throughout the Asia Pacific region.

In Australia and New Zealand, fibre cement building products are used in both the residential and commercial building industries, as external siding, internal walls, ceilings, floors, soffits and fences.

Our products are typically sold as planks or flat sheets with a variety of patterned profiles and finishes. Planks are used for external siding while flat sheets are used for internal and external wall linings and floor and tile underlayments. We also manufacture fibre cement products for use in other applications such as building facades, lattice, fencing, flooring, soffit lining and ceiling applications.

In Australia, we manufacture fibre reinforced concrete (FRC) pipes for civil and commercial use, and fibre cement columns for decorative use.

In Australia and New Zealand, products for both new construction and renovations are generally sold directly to distributor/hardware stores and timber yards. In the Philippines, a network of thousands of small to medium size dealer outlets sells our fibre cement products to consumers, builders and real estate developers.

We manufacture our fibre cement products at two plants in Australia, in New South Wales and in Queensland, and at plants in the Philippines and New Zealand. Our FRC pipes and decorative columns are manufactured at a second plant in Queensland.

We also have a Research and Development Centre at our New South Wales plant.

Market position and opportunity

+ We see opportunities for our products in both new home construction and in renovation activity.
+ According to the Australian Bureau of Statistics (ABS), renovation activity, as measured in local currency expenditures by the ABS, has increased approximately 15.5% from calendar year 2005 to calendar year 2008.
+ According to Statistics New Zealand, residential renovation activity in New Zealand has increased approximately 10% from calendar year 2005 to calendar year 2008.
+ Compared to masonry construction, fibre cement is lightweight, physically flexible and can be cut using readily available tools. This makes fibre cement suitable for lightweight construction across a range of architectural styles. Fibre cement is well suited to both timber and steel-framed construction.
+ In internal lining applications where exposure to moisture and impact damage are significant concerns, our products provide superior moisture resistance and impact resistance than traditional gypsum wet area wallboard and other competing products.

Our strategy

Our strategy in Asia Pacific is consistent with our global strategy to:

+ aggressively grow demand for our products in targeted market segments;
+ grow our overall market position while defending our share in existing market segments;
+ offer products with superior value to that of our competitors; and
+ introduce differentiated products to support value pricing strategy.

Steps taken towards achieving our strategy

+ In Australia, the Scyon™ product range continued to build momentum with full year sales volumes up 47% on the prior year. Scyon differentiated products now represent 10.7% of sales, up from 7.5% in the prior year. Scyon Stria™ cladding and Scyon Secura™ exterior flooring were released during fiscal year 2009.
+ We increased our share of the residential market by increasing the volume of differentiated James Hardie products used in individual homes. Core products also regained volume in the face of increased competition, although revenue was affected by low-priced imports.
+ The New Zealand business continued to out-perform the market by growing sales of its differentiated range of products, including Linea™ weatherboards, Horizon™ wall lining and HomeRAB™ preclad lining which was launched during fiscal year 2009. Sales of these differentiated products now account for almost half of sales volume.
+ The Philippines business continued to seek avenues for volume growth and to establish a lower cost base.


+ Tuscan Gold

Year	Incident Rate[1]
09	4.7
08	3.6
07	3.5
06	2.7
05	2.5

Incident Rate[1]
Frequency per 200,000 hours worked

[1] Assuming that 40 employees work 40 hours per week, 200,000 hours is the number of hours 100 people work in a year.

WORKPLACE SAFETY



James Hardie's safety objectives are to:

+ achieve an incident rate of less than 2 and a severity rate of less than 20 ("2 and 20");
+ achieve zero fatalities;
+ eliminate serious body harm injuries; and
+ create a safe work environment in the plants.

Definitions

A plant's incident rate is the number of recordable incidents that occur per 200,000 hours worked, or the number of incidents per 100 employees per year. A recordable incident is an incident that requires the employee to seek professional medical treatment which may or may not lead to lost or restricted workdays for the employee and the facility.

The severity rate for any plant is then the number of days of lost or restricted duty (when an employee carries out lighter duties than required in his or her normal role) from recordable incidents per 200,000 hours worked at the plant, or the number of days lost or restricted because of injury per 100 employees per year.

A lower incident rate and severity rate is normally regarded as an indicator of a plant that is safer for employees.

Safety performance for fiscal year 2009

As a company, we achieved an incident rate of 4.7 in fiscal year 2009, compared to 3.6 in fiscal year 2008. The severity rate was 54, compared to 45 in fiscal year 2008.

Five manufacturing facilities out of 16 achieved an incident rate below 1.0 and eight achieved a severity rate of less than 20.


+ Mountain Sage

Despite our safety focus, in March 2009, an employee conducting maintenance work at our Penrose, New Zealand, plant, lost his life in an incident. We have co-operated fully with the New Zealand local authorities in their investigation of the incident and we will continue to put in place processes and take action to raise the standard of safety at all sites.

Our global safety initiatives for fiscal year 2009 included:

+ sharing safety best practices between the US and Asia Pacific operations through benchmarking and joint training;
+ emphasising core safety training programs in the US and Asia Pacific; and
+ actively seeking opportunities to continue enhanced communications between global groups through global safety reporting.

US safety performance

Our US plants achieved a significant drop in the number of total incidents they experienced in fiscal year 2009, with 28 incidents compared to 47 in fiscal year 2008. This yielded a 22% reduction in the incident rate.

The total US facilities' incident rate of 2.2 and severity rate of 64.3 compared to 2.8 and 57 respectively last year. While the severity rate increased year on year, the lost time associated with injuries was reduced, as the nature of injuries changed and employees were still able to come to work and undertake alternative duties.

Four plants achieved the goal of 2 and 20.

During fiscal year 2009, the US plants:

+ implemented improved housekeeping standards across the group;
+ increased emphasis on safety induction training for new employees;
+ developed an employee behaviour observation program;
+ rolled out a pre-shift stretching and warm-up program; and
+ worked with each plant to develop site specific safety plans based on safety audit results.

After analysing the fiscal year 2009 incidents, in the coming year, we will:

+ continue with the core safety program that has achieved the results to date, ensuring the quality of our safety programs and their ownership by those who work in the plants;
+ continue to address machine guarding issues in the plants;
+ refocus on the specific behaviours that contributed to the incidents that occurred in fiscal year 2009, particularly slips and trips; strains; and incidents associated with using machinery; and
+ fully implement and manage dust and noise control in the plants.

Asia Pacific safety performance

We sustained an increase in workplace injuries in our Asia Pacific plants in fiscal year 2009.

The Asia Pacific facilities had an overall incident rate of 8.6 and a severity rate of 37.4, compared to 5.7 and 20.6 respectively in fiscal year 2008. One facility out of the four in the region achieved the goal of "2 and 20", and one other plant had a severity rate below 20.

As a result of a focused study conducted in April 2009, we identified a number of areas for continued improvement, including core safety training, lock-out procedures, housekeeping, manual handling and mobile equipment.

Based on the issues identified at their own plants, plant management teams have prepared site-specific safety plans that will be put in place at all levels of their operations.

A follow-up safety audit of each plant is planned for fiscal year 2010.

During fiscal year 2009, the Asia Pacific plants implemented:

+ increased hazard identification and hazard reduction initiatives;
+ additional risk reduction initiatives related to manual handling; and
+ legal obligation training for supervisors and managers.

After analysing the fiscal year 2009 incidents, in the coming year, we will:

+ establish additional procedures that support a world-class safety culture;
+ create a modified, centralised, dedicated safety management position;
+ communicate and share what we learn with outside operations;
+ set clear expectations about safety measures at all levels of the organisation;
+ introduce enhanced communication standards and systems; and
+ measure and review activities to learn from and eradicate exposure to hazards.



Year	Value
09	28.3
08	27.4
07	30.0
06	32.1
05	27.1

Research and Development Expenditure[1]
(Millions of US dollars)

DIFFERENTIATED PRODUCTS

James Hardie pioneered the successful development of cellulose reinforced fibre cement and, since the 1980s, has progressively introduced products developed as a result of its proprietary product formulation and process technology.

Our product differentiation strategy is supported by our significant investment in research and development activities. In fiscal year 2009, we spent US$28.3 million or approximately 2.4% of total net sales, in research and development activities.

The latest development in our product differentiation strategy is the HardieZone™ System, launched in North America in May 2009.

The HardieZone System is the seventh generation of James Hardie siding products innovation. Starting with the development of a fibre cement substrate that offered superior exterior protection over wood and stucco, additional improvements have included those intended to further improve product performance and enhance aesthetic qualities in design and colour.

In North America, James Hardie's product lines have now been engineered for specific climates where the products are used, categorised as the HZ5 and HZ10 climate zones. The former includes wide seasonal temperature variation and extreme cold, and the latter consists of warmer climates with high rainfall and humidity, as well as extreme heat.

The climate zones were based on eight climate variables that affect the wear and tear on a home's exterior: temperature fluctuation, ultraviolet exposure, humidity, rainfall, snow, hail, hurricane and topographical factors. Based on each climate's frequency and severity ratio across North America, common variables were analysed and grouped to form the HZ5 and HZ10 zones and siding products were developed for each zone.

The HZ5 product's composition protects against freezing temperatures, snow, ice and moisture, and maintains its dimensional stability under severe weather conditions. One of the HZ5 product's innovations is a bevelled top and drip edge, which is added to the HardiePlank® lap siding, providing improved water management.


+ Frosted Green

The HZ10 product's composition is designed for the heat and unstable climates of North America's western and southern regions, particularly the coastal regions, and is resistant to moisture damage, cracking, splitting, rotting, swelling, high winds, termites and flame. Its specially formulated primer delivers excellent performance in the HZ10 zone.

James Hardie ColorPlus® Technology adds even more protection to the HardieZone System. Specially formulated paint is baked on in the factory, applying a finish that lasts up to twice as long as conventional paint application[2]. ColorPlus Technology increases the product's finish performance and resists damage in freezing temperatures and heavy moisture conditions. It also adds up to 30 percent more fade resistance when installed in zones with significant ultraviolet exposure[3].

In Australia, two new products were added to the advanced lightweight cement composite Scyon™ product range during fiscal year 2009:

+ Scyon Stria™ cladding is a wide cladding board with a 15mm horizontal joint that has the classic appeal of decorative render, and is pre-primed and easy to install.
+ Scyon Secura™ exterior flooring is a fast and simple-to-install external structural flooring substrate for ceramic tile finishes over timber or lightweight steel floor joists.

The New Zealand business also increased its differentiated range of products during the fiscal year, with the launch of HomeRAB™ PreClad™ lining. This 3.5mm thick fibre cement sheet is sealed on the face and edges and is used as a rigid air barrier on residential buildings. HomeRAB PreClad lining uses James Hardie's CLD® Fibre Cement Technology.

[1] Research and development expenditure includes US GAAP research and development expenses and amounts classified as selling, general and administrative expense in the amounts of US$4.5 million, US$0.1 million, US$4.1 million, US$3.4 million and US$5.5 million for the years ended 31 March 2009, 2008, 2007, 2006 and 2005, respectively.

[2] James Hardie accelerated weathering tests compared with brush-applied national paint in a laboratory environment.

[3] James Hardie accelerated QUV test results compared to nationally available premium paint in a laboratory environment.


+ Heathered Moss

SUSTAINABILITY

James Hardie is actively contributing to the building industry's efforts to create more sustainable materials, homes and neighbourhoods. Our goal is to help create better built environments that will endure for years to come.

MATERIALS

Raw materials

The primary raw materials used in the manufacture of James Hardie's products are readily available: cellulose fibre that is sourced from plantation grown timber wherever possible; sand from various sources; cement from a worldwide market; and water.

Cement continues to be the biggest contributor to the impact of James Hardie products on the environment, but its effect is being reduced. As the cement industry adopts cleaner and more efficient technologies, James Hardie adapts its processes and formulas to maximise the benefits to the environment.

Manufacturing processes

We devote considerable time, effort and capital to advancing fibre cement technology to ensure we:

+ minimise the environmental impacts from our operations;
+ use water and energy more efficiently; and
+ make greater use of recycled or by-product materials.

In fiscal year 2009, we continued to operate our manufacturing facilities in an environmentally-responsible manner that complies with the letter and spirit of applicable regulatory standards. Where any gaps are noted in our compliance efforts, we formulate corrective measures and implement these to ensure sustainable compliance.

Energy use

Our Australian plants are registered under the national Energy Efficiency Opportunities Act 2006. We conducted energy assessments of our Australian manufacturing plants, and publicly reported on this in December 2008. The review identified a number of energy efficiency projects which have now been incorporated into the company's capital investment and other plans, with implementation timelines.

James Hardie is subject to the Australian Federal Government's National Greenhouse and Energy Reporting Act 2007. Our plant emissions are currently less than the reporting threshold for the Carbon Pollution Reduction Scheme, therefore we will not be required to purchase carbon pollution permits.

Water conservation

Water is a critical component of the fibre cement manufacturing process and all of our plants recognise the importance of water conservation. In Australia there are a number of local government initiatives we are participating in to reduce water consumption, and to investigate opportunities for using non-potable recycled water.

Two plants in the US operations have implemented technology where they have zero, or close to zero, process water discharge from their facilities. The continuous research and experience gained from these plants will permit us to reduce water usage in our other manufacturing facilities.

Zero to landfill

As a whole-of-business initiative for manufacturing, we have a company-wide program, called zero to landfill, to focus on continuously improving material use.

A major part of this initiative is the recycling of our waste materials. At all locations, as much as possible, solid waste – such as trimmings, scrap, fine particles and reject material – is reintroduced into the manufacturing process. A newer initiative is sending waste product to some of our suppliers for them to recycle back into the manufacture of their products.

Green products

Our products are typically used in lightweight construction systems that are among the most energy-efficient and environmentally responsible building systems available.

When incorporated into a wall system, fibre cement building products have lower embodied energy than many other typical construction systems. They are lighter than other competing building products, so they use less energy to transport, and on sloping sites, through use of steel and timber bearers, they can be used to construct a structure that has much less impact on the environment.

In the United States, James Hardie fibre cement products are approved in programs run by The US Green Building Council (USGBC) and in the Leadership in Energy and Environmental Design (LEED®) green building certification system.

USGBC is a non-profit membership organisation founded in 1993 and dedicated to creating a sustainable built environment within a generation. The LEED® green building certification system is a feature-oriented certification program that awards buildings points for satisfying specified green building criteria in the categories of Sustainable Sites, Water Efficiency, Energy and Atmosphere, Materials and Resources, Indoor Environmental Quality and Innovation and Design.

Factors contributing to the programs' approval of James Hardie products include our national network of manufacturing facilities, which reduce the environmental impact of transporting material; the low toxicity of the raw materials used in manufacture; and the longer-lasting nature of the materials which reduces maintenance and repair costs.

HOMES AND NEIGHBOURHOODS

Our Australian operation has published *The Smarter Green Book* to help people learn how to design and build sustainably with James Hardie products. The book explains the many green accreditation programs in the building industry and presents facts regarding the environmental impact of manufacturing James Hardie products, the impact of our products on a building over its whole life, and the impact on people as they live and work in buildings using James Hardie materials.

During fiscal year 2009, the Australian business took its involvement in sustainable housing design a step further with the launch of the national Look Green Home Design Awards, to acknowledge new homes and renovations that feature lightweight cladding materials to improve the home's embodied energy, occupant health and site preservation.

It has also contributed products and ideas to the design and development of the Smarter Smaller Home™ which combines a small lot, small house, smart choice of materials and efficient construction method to produce a home that is stylish, sustainable and most affordable.

In the United States, James Hardie prides itself on being an educational resource for developers, builders and city planners encouraging them to incorporate more New Urbanist planning principles that create better places to live. New Urbanism has received media attention around the world for its approach to ending suburban sprawl and conventional "cookie-cutter" sub-divisions.

By providing a more attractive design alternative to brick and stucco "beige boxes", James Hardie is seen as being an enabler of this movement. Through our Streetscapes magazine and web-based newsletter, James Hardie captures information about these communities and shares it with people involved in the home-building industry.










Russell Chenu
Robert Cox
Mark Fisher
Louis Gries

Grant Gustafson
Brian Holte
Nigel Rigby
Sean O'Sullivan

SENIOR LEADERSHIP TEAM

To ensure global co-ordination of operations, research and development, and manufacturing, the management of James Hardie is overseen by a Senior Leadership Team. Its members cover the key areas of fibre cement research and development, production, manufacturing, sales, human resources, investor relations, finance and legal. Brief biographies of team members appear below.

Netherlands-based team members (in alphabetical order) are:

Russell Chenu BCom, MBA
Chief Financial Officer
Age 59

Russell Chenu joined James Hardie as Interim CFO in October 2004 and was appointed Chief Financial Officer in February 2005. He was elected to the company's Managing Board by CUFS holders at the 2005 AGM held in Amsterdam on 22 August 2005.

Mr Chenu is an experienced corporate and finance executive who has held senior finance and management positions with a number of Australian publicly-listed companies.

In a number of these senior roles, he has been engaged in significant strategic business planning and business change, including several turnarounds, new market expansions and management leadership initiatives.

Mr Chenu has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.

Robert Cox BA, MA, JD
General Counsel & Company Secretary
Age 55

Robert Cox commenced as James Hardie's General Counsel in January 2008. He joined the company's Managing Board as an Executive Director and as Company Secretary effective 7 May 2008.

Before joining James Hardie, Mr Cox was Vice President, Deputy General Counsel and Assistant Secretary with PepsiCo Inc. During his five years with PepsiCo, Mr Cox was responsible for corporate governance and Sarbanes-Oxley/New York Stock Exchange compliance, and managed the corporate law group and the office of Corporate Secretary for the Board of Directors.

His experience also includes 10 years as a partner of the international law firm Bingham McCutchen LLP, at offices in Asia and California, where he led the business and transactions practice group in corporate governance, corporate securities, mergers and acquisitions, financial services, real estate, tax and strategic technology transactions.

Mr Cox has a Juris Doctorate from the University of California, Berkeley, California; and a Master of Arts from the Johns Hopkins School of Advanced International Studies in Washington, DC, specialising in International Economics, European Studies, and American Foreign Policy.

Louis Gries BSc, MBA
Chief Executive Officer
Age 55

Louis Gries joined James Hardie as Manager of the Fontana fibre cement plant in California in February 1991 and was appointed President of James Hardie Building Products (Inc) in December 1993. Mr Gries became Executive Vice President Operations in January 2003, responsible for operations, sales and marketing in our pipes and fibre cement businesses in the Americas, Asia Pacific and Europe.

He was appointed Interim CEO in October 2004 and was made CEO in February 2005. Mr Gries was elected to the company's Managing Board by CUFS holders at the 2005 AGM held in Amsterdam on 22 August 2005.

Before he joined James Hardie, Mr Gries worked for 13 years for USG Corp, in a variety of roles in Research, Plant Quality and Production, Product and Plant Management. He has a Bachelor of Science in Mathematics from the University of Illinois, USA and an MBA from California State University in Long Beach, California USA.

US-based team members (in alphabetical order) are:

Mark Fisher BSc, MBA
Vice President - Research & Development
Age 38

Mark Fisher joined James Hardie in 1993 as a Production Engineer. Since then, he has worked for the company as Finishing Manager, Production Manager and Product Manager at various locations; Sales and Marketing Manager; and as General Manager of our Europe Fibre Cement business. Mr Fisher was appointed Vice President - Specialty Products in November 2004, then Vice President Research & Development in December 2005. In February 2008, his role was expanded to cover Engineering & Process Development.

Before joining James Hardie, Mr Fisher worked in engineering for Chevron Corporation. He has a Bachelor of Science in Mechanical Engineering and an MBA from the University of Southern California, USA.

Grant Gustafson BA, MBA
Vice President - International
Age 46

Grant Gustafson joined James Hardie in April 2006 to oversee Interiors and Business Development. His role was expanded to cover Marketing, Europe and IT in fiscal year 2008, and further expanded to include Human Resources in fiscal year 2009. Currently, he leads James Hardie's International business in Asia Pacific and Europe and oversees Human Resources and Marketing Communications.

Before joining James Hardie, Mr Gustafson held various consulting and consulting management positions, including serving as Managing Director of Arthur D Little (Southeast Asia and Greater China) from 2000 to 2004, and as a consultant to Bain & Company from 1986 to 1988. In addition, Mr Gustafson has held senior management positions in the commercial building products sector, including serving as Vice President of Marketing for American Buildings Company from 2005 to 2006, and Director of Marketing with Varco-Pruden from 1988 to 1993.

Mr Gustafson has a Bachelor of Arts from the University of California Santa Barbara, USA, and an MBA from the University of Chicago, USA.

Brian Holte BS, MBA
Vice President - General Manager
Western Division
Age 42

Brian Holte joined James Hardie as Vice President - General Manager Western Division in March 2007. Prior to joining James Hardie, Brian spent 17 years with Rockwell Automation, a global leader in power, control, and information solutions for the manufacturing and infrastructure business sectors. During his time at Rockwell Automation, Brian gained extensive experience in sales, industrial marketing, business development, sales leadership and regional management.

Brian holds a Bachelor of Science Degree in Industrial Technology from the University of Wisconsin, Stout, USA and an MBA from the University of Southern California, USA.

Nigel Rigby
Vice President - General Manager
Eastern Division
Age 42

Nigel Rigby joined James Hardie in 1998 as a Planning Manager for our New Zealand business. He has worked as Sales and Marketing Manager and Product Development Manager for the New Zealand business; Strategic Marketing Manager for our Australian business; and Business Development Manager and Vice President Exterior Sales - Emerging Markets. In November 2004, Mr Rigby was appointed Vice President - Emerging Markets, and in 2006 he was named Vice President - General Manager Northern Division. In November 2008, he became Vice President - General Manager of the newly-formed Eastern Division, which incorporates the former Northern and Southern Division markets and plants.

Before joining James Hardie, Mr Rigby held various management positions at Fletcher Challenge, a New Zealand-based company involved in energy, pulp and paper, forestry and building materials.

The Australian-based team member is:

Sean O'Sullivan BA, MBA
Vice President - Investor & Media Relations
Age 44

Sean O'Sullivan joined James Hardie as Vice President, Investor and Media Relations in December 2008. For the eight years prior to joining James Hardie, Sean was Head of Investor Relations at St George Bank, where he established and led the Investor Relations function.

Sean's background includes thirteen years as a fund manager for GIO Asset Management with responsibility for domestic and global investments. During this period, he spent a period of time on secondment with McKinsey and Co, completing a major study into the Australian financial services industry. Sean's final position at GIO was General Manager of Diversified Investments where his responsibilities included determining the asset allocation for over A$10bn in funds under management. After leaving the GIO, Sean worked for Westpac in funds management sales.

Sean has a Bachelors of Arts majoring in Economics from Sydney University and a Masters of Business Administration from Macquarie Graduate School of Management.








Brian Anderson
Michael Hammes
David Harrison
Donald McGauchie
James Osborne
Rudy van der Meer

SUPERVISORY BOARD DIRECTORS

The members of James Hardie's Board of Directors have widespread experience, spanning general management, finance, law and accounting. Each Director also brings valuable international experience that assists with James Hardie's growth.

Brian Anderson BS, MBA, CPA
Age 58

Brian Anderson was appointed as an independent Non-Executive Director of James Hardie on 14 December 2006 and was re-elected by holders at the Extraordinary General Meeting held in Amsterdam in February 2007. He is a member of the Joint and Supervisory Boards, Chairman of the Audit Committee and a member of the Remuneration Committee.

Experience: Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc, including seven years as Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer (1997-2004) and, more recently, as Executive Vice President and Chief Financial Officer of OfficeMax, Inc (2004-2005).

Directorships of listed companies in the past three or more years: Current - Director and Chair of the Audit Committee of A.M. Castle & Co. (since July 2005); Pulte Homes Corporation (since September 2005); Director (since 1999) and Chair of the Audit Committee (since 2003) for W.W. Grainger, Inc.

Other: Director of The Nemours Foundation (since January 2006); resident of the United States.

Re-election due: 2009 AGM

Michael Hammes BS, MBA
Age 67

Michael Hammes was appointed as an independent Non-Executive Director of James Hardie at the Extraordinary General Meeting held in Amsterdam in February 2007. He was appointed Chairman of the Joint and Supervisory Boards in January 2008.

Experience: Mr Hammes has extensive commercial experience at the senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automotive sectors, including CEO and Chairman of Sunrise Medical, Inc (2000-2007) and Chairman and CEO of Guide Corporation (1998-2000).

Directorships of listed companies in the past three or more years: **Current** - Director of Navistar International Corporation (since 1996), Chairman of the Navistar Nominating and Governance Committee, Chairman of the Navistar Finance Committee, and a member of the Navistar Executive Compensation Committee.

Other: Previous Member of the Board of Directors of Johns Manville Corporation; Member of the Board of Visitors, Georgetown University's School of Business; resident of the United States.

Re-election due: 2009 AGM

David Harrison BA, MBA, CMA
Age 62

David Harrison was appointed as an independent Non-Executive Director of James Hardie effective 19 May 2008. He is a member of the Joint and Supervisory Boards, Chairman of the Remuneration Committee and a member of the Audit Committee and the Nominating and Governance Committee.

Experience: Mr Harrison is an experienced company director and has a distinguished finance background, having served with special expertise in corporate finance roles, international operations and information technology during 22 years with Borg-Warner/ General Electric Co.

He is Managing Partner of the US financial investor, HCI Inc. and previously spent seven years at Pentair, Inc., as Executive Vice President and Chief Financial Officer. His experience also includes roles as Vice President and Chief Financial Officer at Scotts, Inc. and Coltec Industries, Inc.

Directorships of listed companies in the past three or more years: **Current** - Director and Chairman of the Audit Committee for National Oilwell Varco (since 2003); Director and member of the Audit & Finance Committee for Navistar International (since 2007).

Other: Member of Ohio University MBA Advisory Board (since 2003) and of the Iredell County / Twin Cities / Charlotte Salvation Army Advisory Board (since 1995); resident of the United States.

Re-election due: 2011 AGM

Donald McGauchie AO
Age 59

Donald McGauchie joined James Hardie as an independent Non-Executive Director in August 2003 and was appointed Acting Deputy Chairman in February 2007, and Deputy Chairman in April 2007. He is a member of the Joint and Supervisory Boards, Chairman of the Nominating and Governance Committee and a member of the Remuneration Committee.

Experience: Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to government.

Directorships of listed companies in the past three or more years: **Current** - Director of Nufarm Limited (since 2003); **Former** - Chairman of Telstra Corporation Limited (2004-2009); Chairman of Woolstock Australia Limited (1999-2002); Deputy Chairman of Ridley Corporation Limited (1998-2004); Director of National Foods Limited (2000-2005); Director of Graincorp Limited (1999-2002).

Other: Director of The Reserve Bank of Australia; Chairman Australian Wool Testing Authority (since 2005) and Director since 1999; President of the National Farmers Federation (1994-1998); Chairman of Rural Finance Corporation (2003-2004); awarded the Centenary Medal for service to Australian society through agriculture and business in 2003; resident of Australia.

Re-election due: 2009 AGM

James Osborne BA Hons, LLB
Age 60

James Osborne was appointed as an independent Non-Executive Director of James Hardie in March 2009. He is a member of the Joint and Supervisory Boards and a member of the Audit Committee.

Experience: Mr Osborne is an experienced company director with a strong legal background and a considerable knowledge of international business operating in North America and Europe. His career includes 35 years with the leading Irish law firm, A&L Goodbody, in roles which included opening the firm's New York office in 1979, and serving as the firm's managing partner for 12 years. He has served as a consultant to the firm since 1994. Mr Osborne also contributed to the listing of Ryanair in London, New York and Dublin and continues to serve on its board.

Directorships of listed companies in the past three or more years: **Current** - Chairman, Newcourt Group plc (2004-present); Director and Chairman of Remuneration Committee, Ryanair Holdings plc (1996-present); **Former** - Director Bank of Ireland (1986-1991), Golden Vale plc (1993-1998), Carrolls Holdings plc (1986-2005) and Adare plc (1994-1998).

Other: Mr Osborne is a Director of numerous private companies, including Centric Health (2006-present); resident of the Republic of Ireland.

Re-election due: 2009 AGM

Rudy van der Meer M.Ch.Eng
Age 64

Rudy van der Meer was appointed as an independent Non-Executive Director of James Hardie at the Extraordinary General Meeting held in Amsterdam in February 2007. He is a member of the Joint and Supervisory Boards and a member of the Nominating and Governance Committee.

Experience: Mr van der Meer is an experienced executive, with considerable knowledge of global businesses and the building and construction sector. During his 32 year association with Akzo Nobel N.V., he held a number of senior positions including CEO - Coatings (2000-2005), CEO - Chemicals (1993-2000), member of the five member Executive Board (1993-2005).

Directorships of listed companies in the past three or more years: **Current** - Chairman of the Supervisory Board of Imtech N.V. (since 2005); **Former** - Chairman of the Supervisory Board of Norit International B.V. (2005-2007); Member of the Supervisory Board of Hagemeyer N.V. (2006-2008).

Other: Member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. (since 2004); Chairman of the Board of Energie Beheer Nederland B.V. (since 2006). Mr van der Meer is a resident of The Netherlands.

Re-election due: 2009 AGM



CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OTHER INFORMATION

FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

OVERVIEW

This discussion is intended to provide information that will assist in understanding James Hardie's (the company's) 31 March 2009 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes and the factors and trends which are anticipated to have a material effect on the company's financial condition and results of operations in future periods. This discussion includes information about James Hardie's critical accounting policies and how these policies affect its consolidated financial statements, and information about the consolidated financial results of each business segment, to provide a better understanding of how each segment and its results affect the financial condition and results of operations as a whole.

James Hardie's pre-tax results for fiscal years 2009 and 2008 were affected by favourable asbestos adjustments of US$17.4 million and unfavourable asbestos adjustments of US$240.1 million, respectively; impairment charges of nil and US$71.0 million, respectively; AICF SG&A expenses of US$0.7 million and US$4.0 million, respectively; and ASIC expenses of US$14.0 million and US$5.5 million, respectively. Information regarding asbestos-related matters and ASIC matters can be found in this discussion and in Notes 11 and 13 of the consolidated financial statements starting on pages 105 and 111 of this annual report.

The Company and the Building Product Markets

Based on net sales, James Hardie believes it is the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. The company's current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Europe and Canada. Through significant research and development expenditure, James Hardie develops key product and production process technologies that it patents or holds as trade secrets. James Hardie believes that these technologies give it a competitive advantage.

James Hardie's fibre cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodelling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). The company manufactures numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, fencing, pipes and floor and tile underlayments.

The company's products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors continued to be generally unfavourable during fiscal year 2009, resulting in weaker residential construction activity.

Fiscal Year 2009 Key Results

Total net sales decreased 18% to US$1,202.6 million. EBIT increased to US$173.6 million from an EBIT loss of US$36.6 million. Operating income increased to US$136.3 million.

The company's largest market is North America. Based on the NAHB's Builder Practices Reports, for the past three years, fibre cement has been one of the fastest growing segments (in terms of market growth) of the US residential exteriors industry. During the year, USA and Europe Fibre Cement net sales contributed approximately 77% of total net sales, and its EBIT was the primary contributor to the total company results. Net sales for the USA and Europe Fibre Cement business decreased due to a reduction in sales volume, slightly offset by a higher average net sales price.

EBIT for the USA and Europe Fibre Cement segment decreased primarily due to reduced gross profit performance in the United States, which resulted from lower sales volume and higher average unit manufacturing costs.

Asia Pacific net sales contributed approximately 23% of total net sales. Net sales decreased due to unfavourable currency exchange rates movements in the Asia Pacific business' currencies compared to the US dollar. In local currency, Asia Pacific net sales were flat.

(Millions of US dollars)	2009	2008	% Change
Net sales			
USA and Europe Fibre Cement	**$ 929.3**	$ 1,170.5	(21)
Asia Pacific Fibre Cement	**273.3**	298.3	(8)
Total net sales	**1,202.6**	1,468.8	(18)
Cost of goods sold	**(813.8)**	(938.8)	13
Gross profit	**388.8**	530.0	(27)
Selling, general and administrative expenses	**(208.8)**	(228.2)	9
Research and development expenses	**(23.8)**	(27.3)	13
Impairment charges	**–**	(71.0)	–
Asbestos adjustments	**17.4**	(240.1)	–
EBIT	**173.6**	(36.6)	–
Net interest (expense) income	**(3.0)**	1.1	–
Other expense	**(14.8)**	–	–
Operating income (loss) taxes	**155.8**	(35.5)	–
Income tax expense	**(19.5)**	(36.1)	46
Net operating profit (loss)	**$ 136.3**	$ (71.6)	–
Volume (mmsf)			
USA and Europe Fibre Cement	**1,526.6**	1,951.2	(22)
Asia Pacific Fibre Cement	**390.6**	398.2	(2)
Average net sales price per unit (per msf)			
USA and Europe Fibre Cement	**US$ 609**	US$ 600	2
Asia Pacific Fibre Cement	**A$ 879**	A$ 862	2

All results are for continuing operations unless otherwise stated. See Definitions starting on page 42 of this annual report.

TOTAL NET SALES

Total net sales decreased 18% from US$1,468.8 million to US$1,202.6 million.

Net sales from USA and Europe Fibre Cement decreased 21% from US$1,170.5 million to US$929.3 million due to decreased sales volume, slightly offset by a higher average net sales price.

Net sales from Asia Pacific Fibre Cement decreased 8% from US$298.3 million to US$273.3 million due to unfavourable currency exchange rate movements.

USA AND EUROPE FIBRE CEMENT NET SALES

Net sales decreased 21% from US$1,170.5 million to US$929.3 million due to decreased sales volume, slightly offset by a higher average net sales price. Sales volume decreased 22% from 1,951.2 mmsf to 1,526.6 mmsf, primarily due to weaker demand for the company's products in the US as a result of continuing weakness in housing construction activity and deteriorating economic conditions. Although housing affordability has increased, the company believes that demand is being restricted by limited availability of mortgage credit for prospective home buyers and lack of consumer confidence. The average net sales price increased 2% from US$600 per msf to US$609 per msf. As announced on 22 May 2008, James Hardie closed the USA Hardie Pipe business. An insignificant amount of sales related to this business were recorded in the year.

The USA and Europe Fibre Cement business recorded its seventh consecutive quarter where sales declined compared to the corresponding quarter in the previous year, reflecting the on-going deterioration in US housing starts. The NAHB reported US housing starts of a seasonally-adjusted annual rate for the quarter ended 31 March 2009 of 523,000 units, down 50% from the 1.053 million units for the corresponding quarter in the prior year.

The decline in top-line performance was due to reduced exterior and interior product volumes, as product demand was lower in all regions. Lower SG&A costs and a higher average selling price partially offset lower volumes and the higher unit cost of sales due to product mix and material costs. The business continues to focus on its three main strategic initiatives of primary demand growth, product mix shift and Zero to Landfill, and progress is being made on these initiatives despite softening market demand.

James Hardie's differentiated ColorPlus® range of products continues to contribute to primary demand growth. The company's initial focus on the ColorPlus range of products against vinyl siding manufacturers in the northern region of the United States has now been expanded to the western and southern regions of the United States with both areas posting moderate gains in ColorPlus penetration rate compared to fiscal year 2008.

The company's growth strategy is complemented by accessories (particularly XLD™ trim, HLD™ trim and soffit) which provide a suite of exterior products for a "full wrap" solution to builders and remodellers. The strategy is further supported by positioning the interior backer products as a wet area wall solution, including G2 ½" backer as the pre-eminent wet area solution and featuring Moldblock™ Technology on both ¼" and ½" products. HardieZone™ exterior products are currently being launched in the US. These products are engineered for specific climate conditions using James Hardie seventh generation product technology.

ASIA PACIFIC FIBRE CEMENT NET SALES

Net sales decreased 8% from US$298.3 million to US$273.3 million due to a 6% decrease in the average net sales price and a 2% decrease in sales volume. Unfavourable currency exchange rates of the Asia Pacific business' currencies compared to the US dollar accounted for an 8% decrease in net sales in US dollars. In Australian dollars, net sales were flat due to a 2% increase in average net sales price, offset by a 2% decrease in sales volume.

In Australia, the Scyon™ product range continues to build momentum with sales volumes up 47% compared to fiscal year 2008. Scyon differentiated products now represent 10.7% of sales, up from 7.5% in fiscal year 2008. Growth has been particularly strong for Scyon Stria™ cladding and Scyon Secura™ external flooring released during the year. An increased share of the residential market was achieved by increasing the volume of differentiated James Hardie products used in individual homes. Core products also regained volume in the face of increased competition, although revenue was affected by low-priced imports. For fiscal year 2009, the Australian Bureau of Statistics reported total dwelling unit approvals of 134,499 units, down 14% from 156,697 unit approvals in fiscal year 2008. Sales in the multi-unit sector also remained depressed as the lack of available credit and general economic uncertainty led to a reduction in investment through the second half of calendar year 2008. While some cost improvements have been achieved, these have been largely offset by increases in some input costs resulting from a depreciating Australian dollar and from lower production volumes and higher utility costs.

In New Zealand, residential construction continued to decline, with total residential approvals down 34% to 16,200 units, compared to fiscal year 2008. The New Zealand business continued to outperform the market by growing sales of its differentiated range of products, including Linea™ weatherboards, Horizon™ wall lining and HomeRAB™ preclad lining which was launched during the year. Sales of these differentiated products now account for almost half of sales volume. The Philippines business reported lower sales volumes and revenue as a result of a softening domestic market, and export volumes affected by the global slow down and pricing pressures stemming from Asian currencies' depreciation against the US dollar. The Philippines business continued to seek avenues for volume growth and to establish a lower cost base.

GROSS PROFIT

Gross profit decreased 27% from US$530.0 million to US$388.8 million. The gross profit margin decreased 3.8 percentage points from 36.1% to 32.3%.

USA and Europe Fibre Cement gross profit decreased 29% due to lower sales volume and higher average unit costs. The gross profit margin of the USA and Europe Fibre Cement business decreased 4.1 percentage points.

Asia Pacific Fibre Cement gross profit decreased 15%. Unfavourable currency exchange rate movements in the Asia Pacific business' currencies compared to the US dollar accounted for 8% of this decrease while the underlying Australian dollar business results accounted for the remaining 7% decrease. The gross profit margin of the Asia Pacific Fibre Cement business decreased 2.0 percentage points. In Australian dollars, gross profit decreased 7% primarily due to reduced gross profit performance in New Zealand driven by lower sales volumes.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES

SG&A expenses decreased 9% from US$228.2 million to US$208.8 million, primarily due to lower SG&A spending in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments, partially offset by higher general corporate costs. However, as a percentage of sales, SG&A expense increased 1.9 percentage points to 17.4% in fiscal year 2009. SG&A expenses include non-claims handling related operating expenses of the AICF of US$0.7 million.

ASIC Proceedings

On 23 April 2009, Justice Gzell delivered judgment in the civil proceedings commenced by ASIC in February 2007 in the Supreme Court of New South Wales against James Hardie, a former related entity JHIL, now ABN 60, and ten former directors and officers.

Against James Hardie, Justice Gzell found that:

- the company did not comply with section 1041E of Australia's Corporations Act 2001 (Cth) (Act) (false or misleading statements) and section 1041H of the Act (misleading or deceptive conduct) by delivering a set of slides to the ASX in June 2002 that referred to the creation and funding of the Foundation by ABN 60 in February 2001, and
- the company did not comply with section 674(2) of the Act (continuous disclosure) in the period March 25 to June 30, 2003 in not disclosing the transfer of JHIL out of the James Hardie Group.

However, Justice Gzell dismissed the remaining allegations made by ASIC against the company in relation to statements made by its former CEO, Mr Macdonald, in Edinburgh and London in June 2002.

Justice Gzell also made findings against ABN 60 and each of the former directors and officers (details of which may be obtained from ASIC's website), but also dismissed several allegations made by ASIC against these parties.

There will be a further hearing in late July 2009 in relation to exoneration and penalties, which may involve further evidence. Orders as to costs and penalties are expected to be entered at the conclusion of this process.

ASIC expenses are included in SG&A expenses. For fiscal years 2009 and 2008, the company incurred legal costs related to the ASIC proceedings of US$14.0 million and US$5.5 million, respectively. Net costs in relation to the ASIC proceedings from February 2007 to 31 March 2009 total US$19.7 million.

Chile Litigation

On 24 April 2009 a trial court in Santiago, Chile awarded damages in the equivalent of US$13.4 million against FC Volcan, the former James Hardie Chilean entity, in civil litigation brought by Industria Cementa Limitada (Cementa) in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal.

Cementa, a fibre cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against FC Volcan, alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Another fibre cement manufacturer in Chile, Produccion Quimica y Electronica Quimel S.A. (Quimel), also joined the proceedings.

As these actions existed prior to the sale of the company's Chilean business in July 2005, James Hardie has agreed to indemnify the buyer, subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings, and James Hardie retained conduct of the defence of the matters.

After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing. This action resulted in the US$13.4 million damages award, which is now the subject of the appeal by FC Volcan.

Quimel also filed a separate civil action against FC Volcan in 2007, claiming that it had suffered damages, allegedly as a result of predatory pricing.

James Hardie denied and continues to deny the allegations of predatory pricing in Chile. The company retained conduct of the appeal of the two civil damages matters. The company intends to vigorously pursue all appellate and other alternatives as it does not concur with the decision of the trial court. James Hardie also intends to exercise its rights under the indemnification provisions, including any applicable conditions and limitations.

As of 31 March 2009, James Hardie believes that it has adequately provided for this contingency as required under SFAS No. 5, "Accounting for Contingencies".

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses include costs associated with "core" research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 20% lower at US$14.4 million. Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 1% higher at US$9.4 million.

ASBESTOS ADJUSTMENTS

The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the AFFA that was signed with the NSW Government on 21 November 2006 and approved by the company's security holders on 7 February 2007.

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date. The company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2009.

The asbestos adjustments for the fiscal years ended 31 March 2009 and 2008 are as follows:

	Fiscal Years Ended 31 March	
(Millions of US$)	**2009**	2008
Change in estimates	**$ (162.3)**	$ (152.9)
Effect of foreign exchange movements	**179.7**	(87.2)
Asbestos adjustments	**$ (17.4)**	$ (240.1)

EBIT

EBIT improved from an EBIT loss of US$36.6 million to EBIT of US$173.6 million. EBIT includes net favourable asbestos adjustments of US$17.4 million and AICF SG&A expenses of US$0.7 million. In fiscal year 2008, EBIT loss included net unfavourable asbestos adjustments of US$240.1 million and AICF SG&A expenses of US$4.0 million.

As shown in the table below, EBIT excluding asbestos, ASIC expenses and asset impairments decreased 40% to US$170.9 million. EBIT margin excluding these items decreased 5.4 percentage points to 14.2%.

(Millions of US$)	**2009**	2008	% Change
USA and Europe Fibre Cement	**$ 199.3**	$ 306.2	(35)
Asia Pacific Fibre Cement	**47.1**	50.3	(6)
Research & Development	**(18.9)**	(18.1)	(4)
General Corporate	**(70.6)**	(59.9)	(18)
Impairment charges	**–**	(71.0)	–
Asbestos adjustments	**17.4**	(240.1)	–
AICF SG&A expenses	**(0.7)**	(4.0)	83
EBIT	**173.6**	(36.6)	–
Excluding:			
Asbestos:			
Asbestos adjustments	**(17.4)**	240.1	–
AICF SG&A expenses	**0.7**	4.0	(83)
ASIC expenses	**14.0**	5.5	–
Asset impairments:			
Impairment charges	**–**	71.0	–
Impairment related costs	**–**	3.2	–
EBIT excluding asbestos, ASIC expenses and asset impairments	**$ 170.9**	$ 287.2	(40)
Net sales	**$ 1,202.6**	$ 1,468.8	(18)
EBIT margin excluding asbestos, ASIC expenses and asset impairments	**14.2%**	19.6%	

USA and Europe Fibre Cement EBIT decreased 35% from US$306.2 million to US$199.3 million, primarily due to reduced gross profit performance in the US, which resulted from lower sales volume and higher average unit manufacturing costs. The higher average unit manufacturing costs were the result of fixed costs being absorbed over significantly reduced volumes. The EBIT margin decreased by 4.8 percentage points to 21.4%.

Asia Pacific Fibre Cement EBIT decreased 6% from US$50.3 million to US$47.1 million. The unfavourable currency exchange rate movements in the Asia Pacific business' currencies compared to the US dollar accounted for a 10% decrease, partially offset by a 4% increase in the underlying Australian dollar business results. In Australian dollars, Asia Pacific Fibre Cement EBIT increased 4% due to decreased SG&A expenses, partially offset by lower gross margin performance. EBIT margin was 0.3 percentage points higher at 17.2%.

GENERAL CORPORATE COSTS

General corporate costs increased by US$10.7 million from US$59.9 million to US$70.6 million. The increase was primarily due to higher costs associated with the ASIC proceedings and additional legal provisions, partially offset by reduced general corporate cost spending as management continues to focus on cost reductions.

NET INTEREST (EXPENSE) INCOME

Net interest moved from income of US$1.1 million to an expense of US$3.0 million. The movement was primarily due to higher interest expense due to higher average debt and reduced interest income earned by the AICF due to lower average investment and cash balances held.

OTHER EXPENSE

As disclosed in Note 2 of the consolidated financial statements on page 95 of this annual report, the company is required to consolidate the AICF and to present the AICF's results in compliance with US GAAP. Specifically as it relates to the treatment of unrealised losses on investments, the company must assess whether an investment is other-than-temporarily impaired.

The AICF invested a portion of the initial funding contribution from James Hardie in February 2007, by acquiring units in managed funds. During the years ended 31 March 2009 and 2008, the units decreased in value by A$13.1 million (US$10.4 million) and A$5.1 million (US$4.4 million), respectively. None of the units have been sold, and thus from a commercial perspective the impairment in value remains unrealised.

At 31 March 2008, James Hardie recorded the A$5.1 million (US$4.4 million) decrease in investment value as unrealised under US GAAP and thus did not take a charge to the Consolidated Statement of Operations, but rather recorded the loss in equity as a component of other comprehensive income. At 31 March 2008, James Hardie did not consider the investments to be other-than-temporarily impaired. However, at 31 March 2009, the company determined that the decrease in the investment value totalling A$18.2 million (US$14.8 million) was other-than-temporary and as prescribed by US GAAP recorded this decrease in investment value as a charge to the Consolidated Statement of Operations in the line item Other Expense.

INCOME TAX EXPENSE

Income tax expense decreased from US$36.1 million to US$19.5 million. Income tax expense includes a tax benefit related to asbestos adjustments of US$48.7 million and unfavourable tax adjustments of US$7.2 million related to FIN 48 adjustments.

OPERATING PROFIT (LOSS)

Operating profit (loss) improved from an operating loss of US$71.6 million to operating profit of US$136.3 million. Operating profit included favourable asbestos adjustments of US$17.4 million; loss on AICF investments of US$14.8 million; a tax benefit related to asbestos adjustments of US$48.7 million; ASIC expenses of US$14.0 million (US$10.4 million, after tax); and unfavourable tax adjustments of US$7.2 million related to FIN 48 adjustments.

Operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments decreased 44% to US$96.9 million as shown in the table below:

(Millions of US$)	**2009**	2008	% Change
Net operating profit (loss)	**$ 136.3**	$ (71.6)	–
Excluding:			
Asbestos:			
Asbestos adjustments	**(17.4)**	240.1	–
AICF SG&A expenses	**0.7**	4.0	(83)
AICF interest income	**(6.4)**	(9.4)	32
Impairment of AICF investments	**14.8**	–	–
Tax benefit related to asbestos adjustments	**(48.7)**	(45.8)	(6)
ASIC expenses (net of tax)	**10.4**	4.1	–
Asset impairments:			
Impairment charges (net of tax)	**–**	44.6	–
Impairment related costs (net of tax)	**–**	2.0	–
Tax adjustments	**7.2**	5.8	–
Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments	**$ 96.9**	$ 173.8	(44)

LIQUIDITY AND CAPITAL RESOURCES

The company's treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by its treasury department and is centralised in The Netherlands. This policy is reviewed annually and is designed to ensure that the company has sufficient liquidity to support its business activities and meet future business requirements in the countries in which it operates. Counterparty limits are managed by the treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts and signed off annually by the CFO.

James Hardie has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on the company's short-term or long-term liquidity. The company anticipates that it will have sufficient funds to meet its planned working capital and other cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash, unutilised committed facilities, anticipated future net operating cash flows and proposed new facilities.

Excluding restricted cash, the company had cash and cash equivalents of US$42.4 million as of 31 March 2009. At that date, the company also had credit facilities totalling US$498.3 million, of which US$324.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

(Millions of US dollars)		**At 31 March 2009**	
Description	Effective Interest Rate	Total Facility	Principal Drawn
US$ 364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2009	1.43%	$ 68.3	$ 43.3
US$ 364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2009	1.85%	50.0	50.0
US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	1.37%	245.0	205.7
US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.78%	45.0	25.0
US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	–	90.0	–
Total		$ 498.3	$ 324.0

At 31 March 2009 the company had net debt of US$281.6 million, compared with net debt of US$229.1 million at 31 March 2008.

The company's credit facilities currently consist of 364-day facilities in the amount of US$68.3 million and US$50.0 million, which as of 31 March 2009, mature in June 2009 and November 2009, respectively. The company is aware that US$51.6 million of the US$68.3 million facilities, maturing in June 2009, will not be extended. The remaining US$16.7 million of the credit facilities have been extended to June 2010.

James Hardie also has term facilities in the amount of US$245.0 million, US$45.0 million and US$90.0 million, which mature in June 2010, February 2011 and February 2013, respectively.

The weighted average remaining term of the total credit facilities, US$498.3 million, at 31 March 2009 was 1.6 years. For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ LIBOR plus the margins of individual lenders and is payable at the end of each draw-down period. The company paid US$0.9 million in commitment fees. As of 31 March 2009, US$324.0 million was drawn under the combined facilities and US$174.3 million was available.

In March 2006, RCI received an amended assessment from the ATO of A$412.0 million. The assessment was subsequently amended to A$368.0 million (US$252.9 million). During fiscal year 2007, the company agreed with the ATO that in accordance with the ATO Receivables Policy, James Hardie would pay 50% of the total amended assessment being A$184.0 million (US$148.4 million converted at the 31 March 2007 spot rate) and provide a guarantee from JHI NV in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. James Hardie also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to 31 March 2009, the company has paid A$108.7 million (US$74.7 million) of GIC to the ATO. This amount includes GIC of A$76.7 million (US$52.7 million) paid as part of the payment of A$184.0 million (US$148.4 million converted at the 31 March 2007 spot rate) towards the amended assessment in fiscal year 2007. On 15 April 2009, the company paid an additional amount of A$2.7 million (US$1.9 million) in GIC related to the quarter ended 31 March 2009.

RCI strongly disputes the amended assessment and is pursuing all avenues of appeal to contest the ATO's position in this matter. The company believes that RCI's view on its tax position will ultimately prevail in this matter. As a result, the company has treated all payments in respect of the amended assessment and the accrued interest receivable on such payments as of 31 March 2009 as a deposit. It is the company's intention to treat any payments to be made at a later date and accrued interest receivable as a deposit. The company expects that any amounts paid would be recovered, with interest, by RCI at the time RCI is successful in its appeal against the amended assessment. However, if RCI is unsuccessful in its appeal, RCI will be required to pay the entire assessment. As of 31 March 2009, the company has not recorded any liability for the amended assessment as it believes the requirements under FIN 48 for recording a liability have not been met. For more information, see Note 14 to the consolidated financial statements starting on page 112 of this annual report.

If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, continue to suspend dividend payments, or take other measures to conserve cash in order to meet its future cash flow requirements.

At 31 March 2009, the company's management believed that it was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes "net worth" means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA) in any given Financial Year is contributed to the AICF on the payment dates under the AFFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the company under the AFFA.

CASH FLOW

Net operating cash moved from a cash inflow of US$319.3 million to a cash outflow of US$45.2 million, primarily due to the ATO settlement payment of US$101.6 million, the quarterly instalment payments to the AICF totalling US$110.0 million and the reduced contribution from the USA and Europe Fibre Cement business.

Net cash used in investing activities decreased from US$38.5 million to US$26.1 million as capital expenditures were reduced.

Net financing cash moved from a cash outflow of US$254.4 million in fiscal year 2008 to a cash inflow of US$25.0 million in fiscal year 2009 primarily due to treasury stock purchases of US$208.0 million in the prior year, which was nil in fiscal year 2009, and a decrease in dividends paid from US$126.2 million to US$34.6 million.

Capital Requirements and Resources

James Hardie's capital requirements consist of expansion, renovation and maintenance of its production facilities and construction of new facilities. The company's working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.

During the fiscal year ended 31 March 2009, the company met its capital expenditure requirements through a combination of internal cash and funds from credit facilities. The company expects to use cash primarily generated from operations to fund capital expenditures and working capital. During fiscal year 2010, the company expects to spend approximately US$30 million to US$50 million on capital expenditures, including facility upgrades and capital to implement new fibre cement technologies. The company plans to fund any cash flow shortfalls that it may experience due to payments related to the AFFA and payments made to the ATO under the amended assessment, with future cash flow surpluses, cash on hand of US$42.4 million at 31 March 2009, and cash that it anticipates will be available under credit facilities.

Under the terms of the AFFA, the company is required to fund the AICF on an annual basis, depending on the company's net operating cash flow. The initial funding payment of A$184.3 million (US$145.0 million at the time of payment) was made to the AICF in February 2007 and annual payments will be made each July. The amounts of these annual payments are dependent on several factors, including free cash flow (defined as cash from operations in accordance with US GAAP in force at the date of the Original Final Funding Agreement as announced on December 1, 2005 (Original FFA)), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. No contribution was required to be made under the AFFA in fiscal year 2008. Further contributions in fiscal year 2009 were made on a quarterly basis in July and October 2008 and in January and March 2009, totalling A$118.0 million (inclusive of interest). Under the terms of the AFFA, James Hardie is not required to make a contribution to the AICF in fiscal year 2010. Future funding for the AICF continues to be linked under the terms of the AFFA to the company's long-term financial success, especially the company's ability to generate net operating cash flow.

The company anticipates that its cash flows from operations, net of estimated payments under the AFFA, will be sufficient to fund its planned capital expenditure and working capital requirements in the short-term. If the company does not generate sufficient cash from operations to fund its planned capital expenditures and working capital requirements, it believes the cash and cash equivalents of US$42.4 million at 31 March 2009, and the cash that it anticipates will be available to the company under credit facilities, will be sufficient to meet any cash shortfalls during at least the next twelve months.

The company expects to rely primarily on increased market penetration of its products and increased profitability from a more favourable product mix to generate cash to fund its long-term growth. Historically, the company's products have been well-accepted by the market and its product mix has changed towards higher-priced, differentiated products that generate higher margins.

The company has historically reinvested a portion of the cash generated from its operations to fund additional capital expenditures, including research and development activities, which it believes has facilitated greater market penetration and increased profitability. The company's ability to meet its long-term liquidity needs, including its long-term growth plan, is dependent on the continuation of this trend and other factors discussed here.

In May 2007, the company announced a dividend policy of a payout ratio of between 50% to 75% of net income before asbestos adjustments, subject to funding requirements. In November 2008, the company announced that the Board decided to omit the interim dividend for the current fiscal year and that James Hardie would continue to review its dividend policy, but that it was likely dividends would be suspended until conditions improved significantly. Having undertaken a further review of the dividend policy, the Board decided to omit the final dividend to conserve capital. Until market and global economic conditions improve significantly and the level of uncertainty surrounding future industry trends as well as company specific contingencies dissipates, James Hardie anticipates that dividends will continue to be suspended in order to conserve capital.

The company believes its business is affected by general economic conditions, such as level of employment, consumer confidence, consumer income, the availability of financing and interest rates in the United States and in other countries because these factors affect housing affordability and the level of housing prices. Over the past several years, the ongoing sub-prime mortgage fallout, rising unemployment, increased foreclosures, high current inventory of unsold homes, tighter credit and volatile equity markets have materially adversely impacted the company's business. The company expects that business derived from current US forecasts of new housing starts and renovation and remodel expenditures will result in its operations generating cash flow sufficient to fund the majority of the company's planned capital expenditures. It is possible that a deeper than expected decline in new housing starts in the United States or in other countries in which the company manufactures and sells its products would negatively impact the company's growth and its current levels of revenue and profitability and therefore decrease the company's liquidity and ability to generate sufficient cash from operations to meet its capital requirements.

Pulp and cement are primary ingredients in James Hardie's fibre cement formulation, which have been subject to price volatility, affecting the company's working capital requirements. Pulp prices are discounted from a global index, Northern Bleached Softwood Kraft, or NBSK, which, based on information the company receives from RISI and other sources, it predicts to remain low but increase moderately in the later part of fiscal year 2010. To minimise additional working capital requirements caused by rising pulp prices, the company has entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchases pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.

The company expects its average price for cement to remain relatively flat compared to fiscal year 2009. The company continues to look for opportunities to negotiate lower prices with its cement suppliers in some markets and continues to evaluate opportunities to increase its supplier base.

Freight costs increased in fiscal year 2009 due to high fuel rates and shifts in product mix. Based on data from the Energy Information Administration, the company expects freight costs in fiscal year 2010 to decrease based on lower fuel costs and a more efficient supply chain.

The collective impact of the foregoing factors, and other factors, including those identified in the Forward-Looking Statements on page 131 of this annual report, may materially adversely affect the company's ability to generate sufficient cash flows from operations to meet its short and longer-term capital requirements. The company believes that it will be able to fund any cash shortfalls for at least the next twelve months with cash that it anticipates will be available under the company's credit facilities and that it will be able to maintain sufficient cash available under those facilities. Additionally, the company may decide that it is necessary to continue to suspend dividend payments, scale back or postpone its expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.

Capital Expenditures

James Hardie's total capital expenditures for continuing operations was US$26.1 million. The capital expenditures were primarily used to create new fibre cement technologies.

Significant capital expenditures in fiscal year 2009 included expenditures related to a new finishing capability on an existing product line.

Contractual Obligations

The following table summarises the company's contractual obligations at 31 March 2009:

		Payments Due During Fiscal Year Ending 31 March			
(Millions of US dollars)	Total	2010	2011 to 2012	2013 to 2014	Thereafter
Asbestos Liability[1]	$ 1,284.5	$ N/A	$ N/A	$ N/A	$ N/A
Long-Term Debt	230.7	–	230.7	–	–
Operating Leases	96.8	14.0	23.2	20.7	38.9
Purchase Obligations[2]	0.6	0.6	–	–	–
Total	$ 1,612.6	$ 14.6	$ 253.9	$ 20.7	$ 38.9

[1] The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The table above does not include a break down of payments due each year as such amounts are not reasonably estimable. See Note 11 to the consolidated financial statements on pages 105–109 of this annual report.

[2] Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on the company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

See Notes 9 and 13 to the consolidated financial statements starting on pages 103 and 111 of this annual report for further information regarding long-term debt and operating leases, respectively.

The table above excludes US$12.3 million of uncertain tax positions as we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 14 to the consolidated financial statements starting on page 112 of this annual report.

OFF-BALANCE SHEET ARRANGEMENTS

As of 31 March 2009 and 2008, the company did not have any material off-balance sheet arrangements.

INFLATION

The company does not believe that inflation has had a significant impact on the results of operations for the fiscal year ended 31 March 2009.

SEASONALITY AND QUARTERLY VARIABILITY

James Hardie's earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to the slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.

OUTLOOK

In its January 2009 issue of The National Outlook, the NAHB baseline housing forecast shows large declines for new-home sales and housing starts for 2009 as a whole, with production coming in at the lowest level of the entire post-World War II period. However, the NAHB expects housing activity to stabilise around the middle of the calendar year, at least in the single-family sector, followed by a relatively slow recovery process later this year and in 2010 as a remaining supply overhang and serious constraints on credit for housing production drag out the long climb back to demographically-based trend levels of housing starts.

The outlook for the US residential repair and remodel market is also unclear, but is expected to weaken affected by a fall in housing values and subsequent reduction in owners' equity. The repair and remodel sector is now estimated to represent more than 50% of James Hardie's US business.

Housing starts in Australia are expected to continue to fall in 2009–2010. Activity in medium density dwellings and renovations may provide some growth and may partially offset the overall housing market decline.

Residential housing consents in New Zealand are at a 25-year low and the commercial market, while more buoyant, is showing signs of weakening, although the company is achieving good penetration with differentiated products. Housing affordability is expected to remain under pressure with increased building costs. Fiscal year 2010 is expected to see sales demand continue below last year's levels, although this may be partially offset by the release of new products.

The Philippines economy is expected to slow and the currency to weaken in the face of global economic conditions. Strong competition is expected to continue in the domestic marketplace and competitive pricing practices will continue to challenge the company's existing export markets.

Changes in the asbestos liability to reflect changes in foreign exchange rates or updates of the actuarial estimate, ASIC proceeding matters, income tax related issues and other matters may have a material impact on the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The accounting policies affecting James Hardie's financial condition and results of operations are more fully described in Note 2 to the consolidated financial statements starting on page 95 of this annual report. Certain of the company's accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. The company considers the following policies to be the most critical in understanding the judgments that are involved in preparing its consolidated financial statements and the uncertainties that could have an impact on its results of operations, financial condition and cash flows.

Accounting for Contingencies

James Hardie accounts for loss contingencies in accordance with SFAS No. 5 under which it accrues amounts for losses arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, the company reassesses its situation and makes appropriate adjustments to the consolidated financial statements. For additional information regarding asbestos-related matters, ASIC proceedings, and Chile litigation, see Notes 11 and 13 to the consolidated financial statements starting on pages 105 and 111 of this annual report.

Accounting for the AFFA

Prior to 31 March 2007, the company's consolidated financial statements included an asbestos provision relating to its anticipated future payments to the AICF based on the terms of the Original FFA.

In February 2007, the AFFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable.

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on its assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The company views the central estimate as the basis for recording the asbestos liability in the company's financial statements which, under US GAAP, it considers the best estimate under SFAS No. 5. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability also includes an allowance for the future operating costs of the AICF.

In estimating the potential financial exposure, KPMG Actuaries has made a number of assumptions. These include an estimate of the total number of claims by disease type which are reasonably estimated to be asserted through to 2071, the typical average cost of a claim settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the proportion of claims for which liability is repudiated, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the timing of settlements of future claims and the long-term rate of inflation of claim awards and legal costs.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the Former James Hardie Companies will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected and could result in significant debits or credits to the consolidated balance sheet and statement of operations.

An updated actuarial assessment will be performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on the business, results of operations and financial condition.

For additional information regarding the asbestos liability, see Note 11 to the consolidated financial statements on pages 105–109 of this annual report.

Sales Rebates and Discounts

James Hardie records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other rebates and discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Accounts Receivable

James Hardie evaluates the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within the company's expectations, it cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Because the company's accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could affect their ability to make payments and result in the need for additional allowances which would decrease the company's net sales. For additional information regarding the customer concentration, see Note 17 to the consolidated financial statements starting on page 120 of this annual report.

Inventory

Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If the company's estimate for the future demand for inventory is greater than actual demand and the company fails to reduce manufacturing output accordingly, it could be required to record additional inventory reserves, which would have a negative impact on its gross profit.

Accrued Warranty Reserve

James Hardie offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. Because the company's fibre cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with the company's expectations over an extended period of time. A typical warranty program requires that the company replace defective products within a specified time period from the date of sale. The company records an estimate for future warranty-related costs based on an analysis by the company, which includes the historical relationship of warranty costs to installed product. Based on this analysis and other factors, it adjusts the amount of its warranty provisions as necessary. Although the company's warranty costs have historically been within calculated estimates, if its experience is significantly different from the estimates, it could result in the need for additional reserves.

Accounting for Income Tax

James Hardie accounts for income taxes according to FASB's Statement No. 109, "Accounting for Income Taxes," under which the company computes its deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. The company must assess whether, and to what extent, it can recover its deferred tax assets. If full or partial recovery is unlikely, the company must increase its income tax expense by recording a valuation allowance against the portion of deferred tax assets that it cannot recover. The company believes that it will recover all of the deferred tax assets recorded (net of valuation allowance) on its consolidated balance sheet at 31 March 2009. However, if facts later indicate that it will be unable to recover all or a portion of its net deferred tax assets, the company's income tax expense would increase in the period in which it determined that recovery is unlikely.

The company accounts for uncertain income tax positions according to FIN 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No.109." Due to the company's size and the nature of its business, it is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the company asserts on its income tax returns. Positions taken by an entity in its income tax returns must satisfy a more-likely-than-not recognition threshold, assuming that the positions will be examined by taxing authorities with full knowledge of all relevant information, in order for the positions to be recognised in the consolidated financial statements. Each quarter the company evaluates the income tax positions taken, or expected to be taken, to determine whether these positions meet the more-likely-than-not threshold prescribed by FIN 48. The company is required to make subjective judgments and assumptions regarding its income tax exposures and must consider a variety of factors, including the current tax statutes and the current status of audits performed by tax authorities in each tax jurisdiction. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, the company's income tax expense in a given financial statement period could be materially affected.

For additional information, see Note 14 to the consolidated financial statements starting on page 112 of this annual report.

About the terminology used in this annual report
In this annual report, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on this page. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit".

The company may also present other terms for measuring its sales volumes ("million square feet (mmsf)" and "thousand square feet (msf)"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt/cash"); and Non-US GAAP financial measures ("EBIT excluding asbestos and asset impairments", "EBIT margin excluding asbestos and asset impairments", "EBIT excluding asbestos", "EBIT margin excluding asbestos", "Net operating profit excluding asbestos, asset impairments and tax adjustments", "Net operating profit excluding asbestos", "Diluted earnings per share excluding asbestos, asset impairments and tax adjustments", "Diluted earnings per share excluding asbestos", "Operating profit before income taxes excluding asbestos and asset impairments", "Operating profit before income taxes excluding asbestos", "Effective tax rate excluding asbestos, asset impairments and tax adjustments", "EBITDA", "EBITDA excluding asbestos and asset impairments", and "EBITDA excluding asbestos"). Unless otherwise stated, results and comparisons are of the current fiscal year versus the prior fiscal year.

To allow readers to assess the underlying performance of the fibre cement business, unless otherwise stated, graphs and editorial comments refer to results from continuing operations excluding favourable asbestos adjustments of US$17.4 million, AICF SG&A expenses of US$0.7 million, AICF interest income of US$6.4 million, impairment of AICF investments of US$14.8 million and tax benefit related to asbestos adjustments of US$48.7 million for fiscal year 2009 and asbestos adjustments of US$240.1 million and tax benefit related to asbestos adjustments of US$45.8 million for fiscal year 2008. Balance sheet references exclude the net AFFA liability of US$756.6 million and US$944.9 million at 31 March 2009 and 2008 respectively.

DEFINITIONS

Financial Measures – US GAAP equivalents
EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company's operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.

Operating profit – is equivalent to the US GAAP measure of income.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16" thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness.

Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders' equity.

Net interest expense cover – EBIT divided by net interest expense.

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos, ASIC expenses and asset impairments – EBIT and EBIT margin excluding asbestos, ASIC expenses and asset impairments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

(Millions of US dollars)	2009	2008
EBIT	**$ 173.6**	$ (36.6)
Asbestos:		
Asbestos adjustments	**(17.4)**	240.1
AICF SG&A expenses	**0.7**	4.0
ASIC expenses	**14.0**	5.5
Asset impairments:		
Impairment charges	**–**	71.0
Impairment related costs	**–**	3.2
EBIT excluding asbestos, ASIC expenses and asset impairments	**170.9**	287.2
Net Sales	**$ 1,202.6**	$ 1,468.8
EBIT margin excluding asbestos, ASIC expenses and asset impairments	**14.2%**	19.6%

EBIT and EBIT margin excluding asbestos – EBIT and EBIT margin excluding asbestos are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

(Millions of US dollars)	2009	2008
EBIT	**$ 173.6**	$ (36.6)
Asbestos:		
Asbestos adjustments	**(17.4)**	240.1
AICF SG&A expenses	**0.7**	4.0
EBIT excluding asbestos	**156.9**	207.5
Net Sales	**$ 1,202.6**	$ 1,468.8
EBIT margin excluding asbestos	**13.0%**	14.1%

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments – Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)	2009	2008
Net operating profit (loss)	**$ 136.3**	$ (71.6)
Asbestos:		
Asbestos adjustments	**(17.4)**	240.1
AICF SG&A expenses	**0.7**	4.0
AICF interest income	**(6.4)**	(9.4)
Impairment of AICF investments	**14.8**	–
Tax benefit related to asbestos adjustments	**(48.7)**	(45.8)
ASIC expenses (net of tax)	**10.4**	4.1
Asset impairments:		
Impairment charges (net of tax)	**–**	44.6
Impairment related costs (net of tax)	**–**	2.0
Tax adjustments	**7.2**	5.8
Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments	**$ 96.9**	$ 173.8

Net operating profit excluding asbestos – Net operating profit excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

((Millions of US dollars)	2009	2008
Net operating (loss) profit	**$ 136.3**	$ (71.6)
Asbestos:		
Asbestos adjustments	**(17.4)**	240.1
AICF SG&A expenses	**0.7**	4.0
AICF interest income	**(6.4)**	(9.4)
Impairment of AICF investments	**14.8**	–
Tax benefit related to asbestos adjustments	**(48.7)**	(45.8)
Net operating profit excluding asbestos	**$ 79.3**	$ 117.3

Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)	2009	2008
Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments	**$ 96.9**	$ 173.8
Weighted average common shares outstanding – Diluted (millions)	**434.4**	456.1
Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments (US cents)	**22.3**	38.1

Diluted earnings per share excluding asbestos – Diluted earnings per share excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)	2009	2008
Net operating profit excluding asbestos	**$ 79.3**	$ 117.3
Weighted average common shares outstanding – Diluted (millions)	**434.4**	456.1
Diluted earnings per share excluding asbestos (US cents)	**18.3**	25.7

Effective tax rate excluding asbestos, asset impairments and tax adjustments – Effective tax rate excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)	2009	2008
Operating profit (loss) before income taxes	**$ 155.8**	$ (35.5)
Asbestos:		
Asbestos adjustments	**(17.4)**	240.1
AICF SG&A expenses	**0.7**	4.0
AICF interest income	**(6.4)**	(9.4)
Impairment of AICF investments	**14.8**	–
Asset impairments:		
Impairment charges	**–**	71.0
Impairment related costs	**–**	3.2
Operating profit before income taxes excluding asbestos and asset impairments	**$ 147.5**	$ 273.4
Income tax expense	**(19.5)**	(36.1)
Tax benefit related to asbestos adjustments	**(48.7)**	(45.8)
Tax benefit related to asset impairments	**–**	(27.6)
Tax adjustments	**7.2**	5.8
Income tax expense excluding asbestos, asset impairments and tax adjustments	**(61.0)**	(103.7)
Effective tax rate excluding asbestos, asset impairments and tax adjustments	**41.4%**	37.9%

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

(Millions of US dollars)	2009	2008
EBIT	**$ 173.6**	$ (36.6)
Depreciation and amortisation	**56.4**	56.5
EBITDA	**$ 230.0**	$ 19.9

EBITDA excluding asbestos, ASIC expenses and asset impairments – EBITDA excluding asbestos, ASIC expenses and asset impairments is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

(Millions of US dollars)	2009	2008
EBIT excluding asbestos, ASIC expenses and asset impairments	$ 170.9	$ 287.2
Depreciation and amortisation	56.4	56.5
EBITDA excluding asbestos, ASIC expenses and asset impairments	$ 227.3	$ 343.7

EBITDA excluding asbestos – EBITDA excluding asbestos is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

(Millions of US dollars)	2009	2008
EBIT excluding asbestos	$ 156.9	$ 207.5
Depreciation and amortisation	56.4	56.5
EBITDA excluding asbestos	$ 213.3	$ 264.0

Net cash (used in) provided by operating activities excluding payments to the AICF and ATO settlement payment – Net cash (used in) provided by operating activities excluding payments to the AICF and ATO settlement payment is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, cash flows as defined by US GAAP. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purpose.

(Millions of US dollars)	2009	2008
Net cash (used in) provided by operating activities	$ (45.2)	$ 319.3
Payment to the AICF	110.0	–
ATO settlement payment	101.6	–
Net cash provided from operating activities excluding payment to the AICF and ATO settlement payment	$ 166.4	$ 319.3

Abbreviations

ADR – American Depositary Receipt
AICF – Asbestos Injuries Compensation Fund
AIM – Annual Information Meeting
AGM – Annual General Meeting
AFFA – Amended and Restated Final Funding Agreement
ASIC – Australian Securities and Investments Commission
ASX – Australian Securities Exchange
ATO – Australian Taxation Office
CEO – Chief Executive Officer
CFO – Chief Financial Officer
CUFS – CHESS Units of Foreign Securities
GIC – General Interest Charge
IRS – US Internal Revenue Service
JHAF – James Hardie Australia Finance Pty Limited
KPMG Actuaries – KPMG Actuaries Pty Limited
LIBOR – London Interbank Offered Rate
NAHB – National Association of Home Builders
NBSK – Northern Bleached Softwood Kraft
NSW – New South Wales
NYSE – New York Stock Exchange
RCI – RCI Pty Limited
SEC – United States Securities and Exchange Commission
SG&A – Selling, General & Administrative
US GAAP – US Generally Accepted Accounting Principles

DIRECTORS' REPORT

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Your Joint Board directors present their report on the consolidated entity consisting of James Hardie Industries NV (JHI NV) and the entities it controlled at the end of, or during, the year ended 31 March 2009 (collectively referred to as the company).

DIRECTORS

At the date of this report the Supervisory Board directors were: Michael Hammes (Chairman), Donald McGauchie (Deputy Chairman), Brian Anderson, David Harrison, Rudy Van der Meer and James Osborne; and the Managing Board directors were: Louis Gries (CEO), Russell Chenu (CFO) and Robert Cox (General Counsel & Company Secretary). The Joint Board consists of all Supervisory Board directors and Mr Gries.

Changes in the Managing and Supervisory Boards between 1 April 2008 and the date of this report were:

- Mr Harrison was appointed to the Joint and Supervisory Boards effective 19 May 2008 and was elected by shareholders on 22 August 2008;
- Mr James Loudon resigned from the Joint and Supervisory Boards on 22 August 2008;
- Mr Don DeFossett resigned from the Joint and Supervisory Boards effective 31 August 2008;
- Mr David Andrews resigned from the Joint and Supervisory Boards effective 10 February 2009;
- Mr Osborne was appointed to the Joint and Supervisory Boards on 12 March 2009; and
- Mrs Catherine Walter resigned from the Joint and Supervisory Boards on 13 March 2009.

Directors' qualifications, experience, special responsibilities, period in office and directorships of other publicly listed companies are set out in the Directors' Profiles on pages 26–27 of this annual report.

ATTENDANCE AT MEETINGS

Directors' attendance at JHI NV Joint Board, Supervisory Board, Supervisory Board Committee and Managing Board meetings during the fiscal year ended 31 March 2009 is recorded on page 78, within the Corporate Governance Report of this annual report.

PRINCIPAL ACTIVITIES

The principal activities of the company during fiscal year 2009 were the manufacture and marketing of fibre cement products in the USA, Australia, New Zealand, the Philippines and Europe. The company also sells fibre cement products in Asia.

REVIEW AND RESULTS OF OPERATIONS

A review of the company's operations during the fiscal year and of the results of those operations is contained in Management's Discussion and Analysis on pages 30–45 of this annual report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

In fiscal year 2009, the company continued to be heavily affected by the macro economic conditions facing the entire housing industry in the United States. In the US, the housing market deteriorated in all four quarters of fiscal year 2009, following on the market deterioration in the last two quarters of fiscal year 2007 and all four quarters of fiscal year 2008. New housing starts were down 38% from fiscal 2008 and 77% from their peak in January 2006.

POST FISCAL YEAR EVENTS

On 15 April 2009, the company announced that the Appeals Division of the US Internal Revenue Service (IRS) had signed a settlement agreement with the company's subsidiaries in which the IRS conceded the government's position in full with regard to its assertion in the Notice of Proposed Adjustment, received by the company on 23 June 2008, that the company did not qualify for benefits under the United States-Netherlands Tax Treaty for the calendar years 2006 and 2007. The IRS concluded that, for those years, the company is entitled to reduced withholding tax rates under the Treaty for certain intra-group payments from the United States to The Netherlands. More information is contained in Note 14 to the consolidated financial statements starting on page 112 of this annual report.

On 23 April 2009, the company and the NSW Government were advised by the AICF that its Board had determined that it is reasonably foreseeable that, within two years, the available assets of the AICF are likely to be insufficient to fund the payment of all reasonably foreseeable liabilities.

On 23 April 2009 judgment was handed down in the civil proceedings commenced by ASIC in February 2007 in the Supreme Court of New South Wales against the company, a former related entity James Hardie Industries Limited (JHIL), and ten former directors and officers. More information is contained in Note 13 to the consolidated financial statements starting on page 111 of this annual report.

On 24 April 2009, a trial court in Santiago, Chile awarded the equivalent of US$13.4 million against Fibrocementos Volcan Limitada (FC Volcan, the former James Hardie Chilean entity), in civil litigation brought by Industria Cementa Limitada (Cementa) in 2007. More information is contained in Note 13 to the consolidated financial statements starting on page 111 of this annual report.

On 24 June 2009, the company announced that it will seek shareholder approval for a two-stage plan (the Proposal) to transform James Hardie into a Societas Europaea (SE), a relatively new form of European corporation (Stage 1), and then move its corporate domicile from The Netherlands to Ireland (Stage 2) (see Additional information and where to find it on page 132). Each stage of the Proposal has to be undertaken separately and requires a separate shareholder vote. James Hardie will hold an Extraordinary General Meeting in The Netherlands at 11.00am CET on Friday, 21 August 2009 to consider Stage 1 of the Proposal. An Extraordinary Information Meeting will be held in Sydney at 11.30am AEST on Tuesday, 18 August 2009.

FINANCIAL POSITION, OUTLOOK AND FUTURE NEEDS

The financial position, outlook and future needs of the company are set out in Management's Discussion and Analysis, on pages 30–45 of this annual report.

DIVIDENDS

During fiscal year 2009, JHI NV paid a dividend of US8.0 cents per CUFS on 11 July 2008, totalling US$34.6 million. CUFS holders were paid in Australian currency. ADR holders received payment in US currency.

The company announced on 17 November 2008 that the Board had decided to omit the interim dividend for the current fiscal year and that the company would continue to review its dividend policy, but that it was likely dividends would be suspended until conditions improved significantly.

After undertaking a further review of the company's dividend policy, the Board decided to omit the final dividend to conserve capital. Until such time as market and global economic conditions improve significantly and the level of uncertainty surrounding future industry trends as well as company specific contingencies dissipates, it is anticipated the company will continue to omit dividends in order to conserve capital.

ENVIRONMENTAL REGULATIONS AND PERFORMANCE

Protecting the environment is critical to the way the company does business, and we continue to seek ways to use materials and energy more efficiently and to reduce waste and emissions.

Our integrated environmental, health and safety management system includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve the company's performance and systems with training, regular review, improvement plans and corrective action as priorities.

The manufacturing and other ancillary activities conducted by the company are subject to licenses, permits and agreements issued under environmental laws that apply in each respective location.

Under the applicable licenses and trade waste agreements, discharges to water, air and the sewerage system and noise emissions are to be maintained below specified limits.

In addition, dust and odour emissions from sites are regulated by local government authorities. The company employs dedicated resources and appropriate management systems at each site to ensure that our obligations are met. These resources are also employed to secure improvements in our systems and process that go beyond those required by law.

Solid wastes are removed to licensed landfills. Programs, including expanded recycling programs, are in place to reduce waste that presently goes to landfills. Further information about James Hardie's environmental aims and performance is included in pages 22–23 of this annual report.

CORPORATE GOVERNANCE

Details of JHI NV's corporate governance policies and procedures, including information about the roles, structure and Charters of the Supervisory Board Committees, are set out on pages 76–87 of this report. Information about the activities of the Supervisory Board and its Committees appears below.

REMUNERATION OF DIRECTORS AND SENIOR EXECUTIVES

The summary of the Supervisory Board's remuneration policy and practices between 1 April 2008 and 31 March 2009 is set out within the Remuneration Report in this annual report starting on page 50. Although Section 300A of the Corporations Act and AASB 124 Related Party Disclosures, does not apply to the company as it is a Dutch company which reports under US GAAP, the company has voluntarily elected to provide this information in the Remuneration Report.

CHANGES IN DIRECTORS' INTERESTS IN JHI NV SECURITIES

Changes in directors' relevant interests in JHI NV securities between 1 April 2008 and 31 March 2009 are set out in on page 74, in the Remuneration Report of this annual report.

OPTIONS AND SHARE RIGHTS

No options were granted to Supervisory or Managing Board directors during the year. Details of JHI NV restricted stock units (RSUs) granted to Managing Board directors and senior executives throughout the company, and options or RSUs exercised during the reporting period, are set out in Note 15 to the consolidated financial statements starting on page 115 of this annual report. RSUs granted to Managing Board directors and senior executives of the company during the fiscal year are set out in the Remuneration Report on pages 67 and 68 of this annual report.

Options changes between 31 March 2009 and 19 June 2009 are set out below. Options changes during the period 1 April 2008 to 31 March 2009 are set out in Note 15 to the consolidated financial statements starting on page 115 of this annual report.

Range of exercise prices Prices A$	Number of options outstanding at 31 March 2009	Options cancelled 1 April to 19 June 2009	Options exercised for equal number of shares/CUFS 1 April to 19 June 2009	Number of options outstanding at 19 June 2009
3.09	409,907	–	–	409,907
3.13	100,435	–	–	100,435
5.06	617,592	–	–	617,592
5.99	2,226,125	(136,500)	–	2,089,625
6.30	93,000	–	–	93,000
6.38	3,408,084	(187,788)	–	3,220,296
6.45	851,000	(13,000)	–	838,000
7.05	2,019,250	(68,000)	–	1,951,250
7.83	1,016,000	–	–	1,016,000
8.35	151,400	–	–	151,400
8.40	3,143,835	(162,100)	–	2,981,735
8.53	1,320,000	–	–	1,320,000
8.90	2,876,100	(309,000)	–	2,567,100
9.50	40,200	–	–	40,200
Total	18,272,928	(876,388)	–	17,396,540

RSU changes between 31 March 2009 and the date of this report are set out below.

RSU changes during the period 1 April 2008 to 31 March 2009 are set out in Note 15 to the consolidated financial statements starting on page 115 of this annual report.

Number of Non-vested RSUs at 31 March 2009	RSUs Cancelled	RSUs Vested	RSUs Granted	Number of Non-vested RSUs at 19 June 2009
2,991,061	(11,401)	–	1,066,595	4,046,255

INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Like most publicly-listed companies, JHI NV provides insurances and indemnities to its directors, officers and senior executives. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums. Further details of these arrangements are set out in Note 13 to the consolidated financial statements on pages 111–112 of this annual report.

AUDITORS

The company prepares its annual accounts in accordance with Dutch GAAP and US GAAP. Each set of accounts is audited by an independent registered public accounting firm in the countries concerned. The independent registered accounting firms have provided the company with a declaration of their independence.

NON-AUDIT SERVICES

The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for each individual service, receives prior approval by the Audit Committee. Particulars of non-audit service fees paid to JHI NV's external auditor, Ernst & Young LLP, for fiscal year 2009 are set out in Remuneration Disclosures, on page 123 of this annual report.

The Supervisory Board is satisfied that the provision of these non-audit services by the auditor during fiscal year 2009 is compatible with the appropriate standards of independence for auditors applicable to the company and its auditors. The Supervisory Board is satisfied, on the basis of the company's policies for review and pre-approval of all non-audit services and the auditor's statements of their continued independence to the company, that the provision of these non-audit services by the auditor did not compromise their independence. This statement has been made in accordance with advice provided, and a resolution approved, by the Audit Committee.

OTHER DISCLOSURES

Readers are referred to the company's Form 20-F document which is filed with the US Securities and Exchange Commission (SEC) annually, and which contains additional disclosures prescribed by the SEC. The Form 20-F filing can be accessed through the Investor Relations area of the company's website (www.jameshardie.com), or obtained from the company's Corporate Headquarters in Amsterdam or Regional Office in Sydney.

2009 REMUNERATION REPORT

This remuneration report explains James Hardie's approach to remuneration, and has been adopted by the Supervisory Board on the recommendation of the Remuneration Committee.

Sections 1–7 of this report describe the remuneration policy for the Managing Board, which also applies to the senior executives, and section 11 of this report describes the company's departures from the Best Practice Recommendations in the Dutch Code on Corporate Governance, and the reasons for these.

Dutch law requires shareholder approval of changes to the remuneration policy for the Managing Board. Although some elements of the remuneration framework for the Managing Board described in this report have changed from previous years, they remain within the overall remuneration policy for the Managing Board previously approved by shareholders, which remains unchanged.

The ASX Corporate Governance Council Principles and Recommendations, good corporate governance in Australia and the aims underlying section 300A of the Corporations Act, require Australian listed companies to submit their remuneration report to shareholders for a non-binding vote. Although the company is not subject to these provisions, taking into consideration the company's predominantly Australian shareholder base, the company has voluntarily elected to provide the information in sections 2 and 8 to 10 of this report, and will present this remuneration report to its shareholders for a non-binding vote at the 2009 Annual General Meeting. To provide shareholders with a better understanding of the company's approach to its remuneration, this report also outlines the company's remuneration framework for fiscal year 2010.

During fiscal year 2009, the company retained Hewitt Associates as its compensation external remuneration advisor. In addition, the Remuneration Committee retained Towers Perrin (in the United States) and Guerdon Associates (in Australia) as its independent advisors on the changes to remuneration policies for fiscal years 2009 and 2010, described in this report.

1. APPROACH TO CEO, MANAGING BOARD AND SENIOR EXECUTIVE REMUNERATION

1.1 Objectives

James Hardie aims to provide a package of fixed "Not At Risk" pay and benefits positioned around the market median, and variable "At Risk" performance pay, based on both long and short-term incentives which link executive remuneration with the interests of shareholders and attract, motivate and retain high-performing executives to ensure the success of the company.

1.2 Policy

The company's executive compensation program is based on a pay-for-performance policy that differentiates compensation amounts based on an evaluation of performance in two basic areas: the business and the individual.

1.3 Setting remuneration packages

Remuneration and individual packages for the Managing Board directors, including the CEO, and senior executives are evaluated by the Remuneration Committee annually to make sure that they continue to achieve the objectives of the remuneration policy and are competitive with developments in the market. Changes to the remuneration framework and, if applicable, the remuneration policy itself, are recommended by the Remuneration Committee to the Supervisory Board from time to time.

The CEO's remuneration package is reviewed by the Remuneration Committee, which recommends it to the Supervisory Board for final approval.

The CEO makes recommendations to the Remuneration Committee on the remuneration packages of the other Managing Board directors and the company's senior executives. These recommendations are based on the guidelines of the remuneration policy and remuneration framework, and include factors such as the individual's competencies, skills and performance; the specific role and responsibilities of the relevant position; advice received by the Remuneration Committee from external independent compensation advisors it engages; and other practices specific to the markets in which the company operates and countries in which the executive is based or was based prior to any relocation.

Each year the Remuneration Committee reviews and approves a list of peer group companies which it uses for comparative purposes in setting remuneration (base salary, Short Term Incentive (STI) and Long Term Incentive (LTI) target, actual grants and maximum potential payouts) for the CEO, the other Managing Board directors and the company's senior executives. The list of peer group companies may differ depending on an individual's home country.

As a number of the senior executives who report to the Managing Board mentioned in this report are resident in the United States, their remuneration, benefits and employment agreements are designed with reference to US standards.

The Supervisory Board makes the final remuneration decisions concerning remuneration for the Managing Board directors (including the CEO) and the company's senior executives.

1.4 Senior executives

The remuneration policy for the senior executives who are not members of the Managing Board is consistent with the remuneration policy for the Managing Board. For the purpose of this report, the company will report the remuneration details of the following senior executives, who served in these roles throughout fiscal year 2009 unless otherwise stated:

Senior executives:

Mark Fisher, Vice President – Research and Development
Grant Gustafson, Vice President – International[1]
Brian Holte, Vice President – General Manager Western Division
Nigel Rigby, Vice President – General Manager Eastern Division[2]

Former senior executives:

Peter Baker – Executive Vice President – Asia Pacific[3]
Joel Rood – Vice President – General Manager Southern Division[4]

[1] Effective 15 March 2009. From 1 April 2008 to 15 March 2009 Grant Gustafson was Vice President – Interiors and Business Development.

[2] Effective 3 November 2008. From 1 April 2008 to 2 November 2008 Nigel Rigby was Vice President – General Manager Northern Division.

[3] Mr Baker separated from the company effective 31 March 2009.

[4] Mr Rood separated from the company effective 3 November 2008.

The names, roles and length of service of the Managing Board directors covered in this remuneration report are set out on page 24–25 of this annual report.

Unless otherwise noted, references in this report to senior executives include Managing Board directors and senior executives.

1.5 Stock ownership guidelines

The Remuneration Committee believes that senior executives should hold James Hardie stock to further align their interests with those of the company's shareholders. The company has adopted stock ownership guidelines for the senior executives calling for them to accumulate the following holdings in the company over a period of five years from 1 April 2009:

Position	Multiple of base salary
Chief Executive Officer	3x
Chief Financial Officer and General Counsel	1.5x
Other senior executives	1x

If the guideline has not been achieved, a senior executive is required to retain at least 75% of shares obtained under the company's share incentive plans, by exercising of options, lapse of restrictions on restricted stock units (RSUs) or grants of unrestricted shares (all net of taxes and other costs).

Even if the guideline has been achieved, senior executives are required to retain at least 25% of stock obtained under the company's incentive plans by exercising of options, lapse of restrictions on RSUs or grants of unrestricted shares (all net of taxes and other costs).

Details of the company's policy regarding employees hedging James Hardie shares or grants under various share incentive plans are set out on page 83 of the Corporate Governance Report.

2. STRUCTURE AND OVERVIEW OF REMUNERATION PACKAGES

The proportions of the At Risk and Not At Risk components of James Hardie's remuneration packages, based on actual remuneration received for performance in fiscal year 2009, are shown in the following table (net of taxes and other costs):

	Not at Risk Remuneration[1]	**At Risk Remuneration**		
	Salary, Non-cash Benefits, Superannuation, 401(k) etc %	Cash Incentive[2] %	Equity (RSUs)[3] %	Total at Risk %
Managing Board directors				
Louis Gries	23	21	56	77
Russell Chenu	52	12	36	48
Robert Cox[4]	39	15	46	61
Senior executives				
Mark Fisher	33	21	46	67
Grant Gustafson	35	19	46	65
Brian Holte	34	19	47	66
Nigel Rigby	32	21	47	68
Former senior executives[5]				
Peter Baker	86	14	–	14
Joel Rood	100	–	–	–

[1] See section 4 of this report.

[2] See section 3 of this report. This includes short-term cash incentive paid under the Executive Incentive Program in May 2009 for performance in fiscal year 2009.

[3] This includes long-term incentive paid under the Long Term Incentive Plan with Relative TSR RSUs granted in September and December 2008 and Executive Incentive Program RSUs granted May 2009 for performance in fiscal year 2009. This amount includes the actual value received in respect of fiscal year 2009 rather than the value used for accounting purposes. The company does not grant options; it uses RSUs as the grant vehicle for its LTI.

[4] Mr Cox joined the company on 14 January 2008 and became a member of the Managing Board effective 7 May 2008. This table covers all of his remuneration for fiscal year 2009, including the remuneration before his appointment as a member of the Managing Board.

[5] Not at Risk Remuneration includes severance payments. See section 8 of this report for details of amounts paid.

3. AT RISK REMUNERATION IN FISCAL YEAR 2009

3.1 Overview of At Risk components in fiscal year 2009

Senior executives are eligible to participate in one or more incentive plans containing At Risk remuneration. Eligibility for inclusion in a plan does not guarantee participation in any future year and participation of any division/business unit in a plan is at the discretion of the CEO. At Risk remuneration consists of STIs and LTIs earned by meeting or exceeding specified performance goals. The company's At Risk incentive plans for senior executives in fiscal year 2009 are set out below:

Duration	Plan Name	Form of Incentive	Further Details
Short-term incentive	Executive Incentive Program	Cash	Section 3.2.1(b) below
		RSUs with vesting deferred for a further two years (Executive Incentive Program RSUs)	Section 3.2.1(c) below
	Individual Performance Plan (IP Plan)	Cash	Section 3.2.1(d) below
Long-term incentive	Long Term Incentive Plan (LTIP)	RSUs with relative TSR[1] performance hurdles (Relative TSR RSUs)	Section 3.2.2(a) below

[1] TSR refers to Total Shareholder Return

3.2 Details of At Risk components in fiscal year 2009

3.2.1 Short-term incentives

The STI target for senior executives, other than the CFO, is allocated 80% towards corporate goals (under the Executive Incentive Program) and 20% towards individual goals (under the IP Plan).

For fiscal year 2009, the Supervisory Board decided to also transfer 70% of each senior executive's LTI target to the STI target under the Executive Incentive Program.

STI target is determined as a percentage of base salary. Excluding the temporary transfer of LTI target to STI target, the STI target for senior executives is:

Position	STI Target as percentage of base salary
Chief Executive Officer	100%
Chief Financial Officer	33%
General Counsel	65%
Other senior executives	55%

(a) Executive Incentive Program overview

The Executive Incentive Program rewards managers based on their performance against EBIT goals adopted at the start of each fiscal year. EBIT goals for fiscal year 2009 were derived internally based on the prevailing business environment and outlook.

Senior executives had a different EBIT goal depending on their function and location:

- Managing Board directors had a goal based on consolidated group EBIT result in US$, including a component for the US business performance indexed to housing starts and excluding legacy costs;
- US senior executives had a goal based on the EBIT of the US business in US$, indexed to US housing starts; and
- Asia Pacific senior executives had an EBIT goal based on the performance of the Asia Pacific business in US$ using budgeted exchange rates.

Senior executives could earn between 0% and 200% of their STI target, based on the payout schedule below:

Executive Incentive Program payout schedule



Payout (% of STI target)
250
200
150
100
50
0
70
80
90
100
110
120
130
Performance (% of EBIT goal)

Results under the Executive Incentive Program were reviewed by the Remuneration Committee and discussed with the Audit Committee before final approval by the Supervisory Board.

(b) Executive Incentive Program – cash STI payment

Final cash payments were calculated as follows:



STI target
X
80%¹
X
Payout based on performance against EBIT goal
=
Corporate component of STI received in cash

[1] Amount of STI target allocated to the Executive Incentive Program

Supervisory Board's assessment of Executive Incentive Program

The Executive Incentive Program rewards directly-measurable performance and is not overly punitive or generous due to external factors. Indexing of the US component to US housing starts protects the company against windfall payments if housing starts are greater than anticipated and provides appropriate incentive opportunities if housing starts are lower than anticipated. This is especially relevant to the US housing market, which experienced a 38% fall in housing starts during fiscal year 2009, compared to fiscal year 2008, and which remains highly cyclical and subject to a high level of uncertainty and volatility, which made forecasting difficult. Different EBIT goals depending on the senior executive's responsibilities are intended to ensure that their incentive is tied to factors within their control.

(c) Executive Incentive Program – transfer of 70% of LTI to STI

In the 2008 Remuneration Report, the Supervisory Board described its decision to design remuneration arrangements to focus management on dealing with the volatility in the US market during fiscal year 2009 by transferring 70% of each senior executive's LTI target to the STI target under the Executive Incentive Program for fiscal year 2009.

RSUs are unfunded and unsecured contractual entitlements for shares to be issued in the future and are very similar to the "performance rights" commonly used in the Australian market. RSUs vest and convert into shares on a one-for-one basis on the vesting date and subject to any service and performance hurdles.

The RSUs were awarded with a two-year vesting period until June 2011 to ensure that the longer-term interests of senior executives remain aligned with shareholders.

Final payments in RSUs were calculated as follows:



LTI target
X
70%¹
X
Payout based on performance against EBIT goal
=
STI transferred from LTI received in RSUs

[1] Amount of LTI target allocated to the Executive Incentive Program for fiscal year 2009.

Supervisory Board's assessment of the transfer of LTI to the STI Executive Incentive Program

The transfer of a portion of the LTI target to STI target was an appropriate response to the macro economic conditions facing the entire housing industry in the United States. This decision also responded to the practical difficulty of setting valid longer-term targets in a volatile market. Using RSUs with a two-year vesting period provided a long-term alignment between the interests of senior executives and shareholders.

(d) Individual Performance Plan (IP Plan)

Senior executives who participated in the Executive Incentive Program were assessed on individual performance based on the IP Plan (which is part of the Executive Incentive Program for the senior executives). The IP Plan links financial rewards to senior executives achieving specific individual objectives that have benefited the company and contributed to shareholder value. These objectives were developed in consultation with and approved by the Supervisory Board and Remuneration Committee.

Senior executives were given a performance rating based on a review of how they performed against their individual objectives. Rewards are based on this performance rating as recommended by the Remuneration Committee and approved by the Supervisory Board at the end of the fiscal year and/or when the senior executive changed roles during the year.

Final cash payments were calculated as follows:



STI target
X
20%[1]
X
Performance rating multiple or fraction
=
Individual component of STI received in cash

[1] Amount of STI target under the individual component (IP Plan).

Supervisory Board's assessment of the IP Plan

The IP Plan measures and rewards strategic, financial and individual objectives which are not directly captured by the corporate component of the Executive Incentive Program.

3.2.2 Long-term incentives

As described in 3.2.1(c) above, 70% of the LTI target for the Managing Board directors and senior executives in fiscal year 2009 was allocated as grants of RSUs based on the company's performance under the Executive Incentive Program during fiscal year 2009. The remaining 30% of the LTI target was allocated as grants of RSUs based on the company's total shareholder return (TSR) relative to its peers.

(a) Relative TSR RSUs

In fiscal year 2009 the company replaced the ASX100 peer group used to calculate Relative TSR RSUs with a peer group of companies exposed to the US building materials market. The Supervisory Board and Remuneration Committee believe that these companies form a more appropriate peer group as they are exposed to the same macro factors in the US housing market as the company faces. The peer group for the Relative TSR RSUs is set out in section 7 of this Remuneration Report.

The company's relative TSR performance will be measured against the peer group over a 3 to 5 year period from grant date, with testing every six months during the performance period, based on the following schedule:

Performance against Peer Group	% of Relative TSR RSUs vested
<50th Percentile	0%
50th Percentile	33%
51st – 74th Percentile	Sliding Scale
≥75th Percentile	100%

Supervisory Board's assessment of LTI component of Executive Incentive Program

The Supervisory Board believes that a relative performance measure of total shareholder return is an important component of a long-term equity incentive plan. The Supervisory Board considered whether re-testing is appropriate for Relative TSR RSUs, given some investors prefer a single test for relative performance measures. The Supervisory Board concluded that re-testing is appropriate in the company's circumstances because the company's share price is subject to substantial short-term fluctuations relating to public comment and disclosures on a number of legacy issues facing the company, including asbestos-related matters, and believes that senior executives should be given the same opportunity as shareholders, who may elect to delay disposing of their equity interests when affected by short-term factors. Further volatility may also be experienced in the aftermath of the global financial crisis. In addition, this approach extends the motivational potential of the Relative TSR RSUs from three to five years, so from a cost-benefit perspective is more effective.

(b) Long term incentives below senior executive level

In fiscal year 2009, employees other than senior executives received equity-based long-term incentives in the form of RSUs under the 2001 JHI NV Equity Incentive Plan (2001 Plan). This helps align the interests of employees with shareholders. Award levels are determined based on the Remuneration Committee's review of local market standards and the individual's responsibility, performance and potential to enhance shareholder value. Unlike the RSUs granted to senior executives, these RSUs generally vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date.

Supervisory Board's assessment of 2001 Plan

The majority of participants in the 2001 Plan are US employees. Senior executives named in this report did not receive RSUs under the 2001 Plan. The RSUs granted to other employees under the 2001 Plan follow normal and customary US grant guidelines and market practice and have no performance hurdles. The Supervisory Board is satisfied that this practice is necessary to attract and retain US employees and is particularly effective in the current environment for the better management of the company's cash flow.

3.3 At Risk components paid in fiscal year 2009

Details of the At Risk remuneration, including the percentage of the maximum At Risk remuneration awarded to or forfeited by senior executives for performance in fiscal year 2009 are set out below. Equity long-term incentive granted for performance in fiscal year 2009 is not included in the table as it is granted on a dollar value determined by the Remuneration Committee and would only be forfeited during fiscal year 2009 in limited circumstances all of which involve the employee ceasing employment. All amounts shown in this table relating to fiscal year 2009 were paid in May 2009.

	Cash STI[1]		STI transferred from LTI[2]	
	Awarded %	Forfeited %	Awarded %	Forfeited %
Managing Board directors				
Louis Gries	71	29	66	34
Russell Chenu	100	0	66	34
Robert Cox	100[3]	0	66	34
Senior executives				
Mark Fisher	66	34	63	37
Grant Gustafson	63	37	63	37
Brian Holte	63	37	63	37
Nigel Rigby	69	31	63	37
Former senior executives				
Peter Baker	53	47	–	100
Joel Rood	–	100	–	100

[1] Awarded = % of fiscal year 2009 STI maximum actually paid. Forfeited = % of fiscal year 2009 STI maximum foregone. These amounts include cash payments under the Executive Incentive Program and IP Plan, but do not include the Executive Incentive Program RSUs granted following the temporary transfer of LTI to STI. Amended from presentation in fiscal year 2008, which was based on target STI.

[2] Awarded = % of fiscal year 2009 temporary transfer of LTI from STI maximum which actually paid. Forfeited = % of fiscal year 2009 temporary transfer of LTI from STI which was foregone. The value earned for performance in fiscal year 2009 was granted in the form of Executive Incentive Program RSUs in May 2009.

[3] Fiscal year maximum cash STI was equal to target cash STI.

3.4 At Risk components payable in future years

Details of the value of the At Risk remuneration for performance in fiscal year 2009 that may be paid to senior executives over future years are set out below. The minimum amount payable is nil in all cases. The maximum value will depend on the share price at time of vesting, and is not possible to determine. The table below is based on the fair value of the RSUs according to US GAAP accounting standards.

	Executive Incentive Program RSUs[1] (US dollars)			Relative TSR RSUs[2] (US dollars)				
	2010	2011	2012	2010	2011	2012	2013	2014
Managing Board directors								
Louis Gries	706,860	831,600	124,740	530,773	530,773	244,301	–	–
Russell Chenu	137,445	161,700	24,255	103,205	103,205	47,503	–	–
Robert Cox	196,435	231,000	34,650	147,436	147,436	67,861	–	–
Senior executives								
Mark Fisher	112,455	132,300	19,845	89,660	89,660	64,113	–	–
Grant Gustafson	112,455	132,300	19,845	89,660	89,660	64,113	–	–
Brian Holte	112,455	132,300	19,845	89,660	89,660	64,113	–	–
Nigel Rigby	112,455	132,300	19,845	89,660	89,660	64,113	–	–
Former senior executives								
Peter Baker	–	–	–	–	–	–	–	–
Joel Rood	–	–	–	–	–	–	–	–

[1] Represents annual SG&A expense for the Executive Incentive Program RSUs granted in May 2009 for performance in fiscal year 2009, with fair market value estimated using the Black Scholes option-pricing model.

[2] Represents annual SG&A expense for the Relative TSR RSUs granted in September or December 2008 with fair market value estimated using the Monte Carlo option-pricing method.

4. NOT AT RISK REMUNERATION IN FISCAL YEAR 2009

Not at Risk remuneration comprises base salaries, non-cash benefits, defined contribution retirement plan and superannuation.

4.1 Base salaries

James Hardie provides base salaries to attract and retain senior executives who are critical to the company's long-term success. The base salary provides a guaranteed level of income that recognises the market value of the position and internal equities between roles, and the individual's capability, experience and performance. Base pay for senior executives is positioned around the market median for positions of similar responsibility. Base salaries are reviewed by the Remuneration Committee each year, although increases are not automatic.

4.2 Non-cash benefits

James Hardie's executives may receive non-cash benefits such as cost of living allowance, medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave and tax services to prepare their income tax returns if they are required to lodge returns in multiple countries.

4.3 Retirement plans/superannuation

In every country in which it operates, the company offers employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.

5. LINK BETWEEN REMUNERATION POLICY AND COMPANY PERFORMANCE IN FISCAL YEAR 2009

5.1 Board assessment of performance

The Remuneration Committee reviewed and discussed with the Audit Committee both the EBIT goals set at the start of fiscal year 2009, and the results against the EBIT goals at the end of fiscal year 2009, before recommending these goals for approval by the Supervisory Board.

5.2 Actual performance

James Hardie's five year total shareholder return against the ASX200, and five-year EBIT in US$ terms (ex reported adjustments) and five-year total shareholder return (including dividends and capital returns) mapped against changes to US housing starts are shown in the graphs below:

Five year EBIT (ex reported adjustments) growth
(Millions of US dollars)


09 156.9
08 207.5
07 318.9
06 280.7
05 196.2

JHX Total Return Index vs US housing starts


JHX Total Return Index
US Housing Starts
Index Rebased at 31 March 2004
220
180
140
100
60
20
31 March 2004
31 March 2005
31 March 2006
31 March 2007
31 March 2008
31 March 2009
Financial Year End

Graph supplied by Mercer (Australia) Pty Ltd using publicly available data.

Notes:

- Mercer (Australia) Pty Ltd provides no opinion on the veracity of the data
- Past stock performance is not necessarily an indicator of future performance.

5.3 Market conditions

As shown in the table in section 2 on page 52, a significant proportion of the remuneration for senior executives is At Risk remuneration. The company's remuneration arrangements aim to ensure a direct link between the performance of the company and bonuses paid and equity awarded.

As expected, the company was heavily affected by the macro economic conditions facing the entire housing industry in the United States in fiscal year 2009. In the US, the housing market deteriorated in all four quarters of fiscal year 2009, following similar deterioration for all of fiscal year 2008 and the last two quarters of fiscal year 2007. New housing starts were down 38% from fiscal year 2008 and 77% from their peak in fiscal year 2006.

In the face of this dramatic downturn in the US housing market over the past 10 quarters, the company's USA Fibre Cement business continued to outperform the broader housing market for fiscal year 2009, with revenue down 21% and sales volume down 22% from fiscal year 2008. At the same time, the USA Fibre Cement business was still able to improve realised unit revenue and deliver an EBIT margin of 21.4%. The US business accounted for 81% of total company EBIT and 76% of total company sales.

In Australia and New Zealand, the company was also affected by substantial housing start declines of 14% and 34% respectively from fiscal year 2008, as well as unfavourable currency movements. Despite this, Asia Pacific sales revenue was down only 8% in US dollars and flat in Australian dollars.

These results were achieved mainly through:

- the successful execution of the company's primary demand growth strategies to achieve further market penetration at the expense of alternative materials such as wood and vinyl, driving stronger volume; and
- its continued success in introducing higher margin products (such as the ColorPlus® collection of products), driving stronger revenue.

5.4 Performance linkage with Remuneration Policy

The design of the Executive Incentive Program and the targets for fiscal year 2009 provided a framework for management to be rewarded for the company's strong relative performance during fiscal year 2009.

The initial fiscal year 2009 target for the Executive Incentive Program was set assuming 882,000 addressable housing starts for the US business (which comprises all US housing starts excluding multi-family high rise, but including Canada). The target was set based on assumptions around agreed metrics for contribution dollars per housing start, market position, Repair & Remodel performance and fixed spending.

Actual addressable starts during fiscal year 2009 were slightly higher than expected at 913,686, which meant that the target EBIT for the Managing Board and US senior executives was indexed upwards. Despite the higher EBIT target for the US business resulting from actual starts in fiscal year 2009 being higher than those contained in the business plan, EBIT targets were met or exceeded, except for the Asia Pacific business. The actual results for each of the EBIT goals were: US 105.1%, Asia Pacific 90.3% and Managing Board 106.3%.

The Remuneration Committee and Supervisory Board believe that the company's continued out-performance of the market in fiscal year 2009 through the current overall economic environment and now ten consecutive quarters of deterioration in the US housing market, reflects well on the strategies set and implemented by management and is superior to the results delivered by its US peers.

The remuneration paid to senior executives in fiscal year 2009 reflects this outperformance in a rapidly declining market and demonstrates an appropriate link between the company's remuneration policy and company performance. In particular, the Supervisory Board and Remuneration Committee believe that the decision to design remuneration arrangements to focus management on dealing with the challenging US housing industry conditions in fiscal year 2009 by shifting 70% of senior executives' LTI target to STI target, payable in two-year vesting RSUs to provide alignment between senior executives and shareholders, has been a key element in the relative maintenance of shareholder value in fiscal year 2009.

6. REMUNERATION FOR FISCAL YEAR 2010

6.1 Overview of remuneration for fiscal year 2010

As indicated in last year's annual report, in fiscal year 2009, 70% of LTI target was reallocated to STI target, with most of the payment made in deferred RSUs to ensure continued alignment with shareholder outcomes. When seeking shareholder approval for these grants, the Supervisory Board noted that "the senior executive compensation mix will revert back to a greater focus on long term results in fiscal year 2010 or once the US housing market has stabilised". Stabilisation of the US housing market would allow robust longer-term financial projections and planning, which could be applied to set longer-term financial goals directly correlated with creating shareholder value and incorporated into a long-term remuneration policy. Any such remuneration policy would continue to allocate 30% of LTI target to Relative TSR RSUs.

The Supervisory Board believes that the US housing market has not stabilised enough to allow such robust longer-term financial projections. Therefore, it remains difficult to apply a financial basis for a long-term incentive plan to complement the Relative TSR RSUs. For this reason the Supervisory Board has decided to continue with the 2009 remuneration framework, with modifications to transition it closer to the preferred mix of long-term and short-term focus that stabilisation in the US housing market will eventually allow.

Despite the continued instability in the US housing market, the Supervisory Board has identified a number of specific longer-term objectives that management must address. These objectives will be measured through a Scorecard at the conclusion of fiscal year 2012, providing an effective performance period of three years. All of the LTI target not allocated to Relative TSR RSUs will be subject to negative discretion based on the Scorecard, giving the Supervisory Board the ability to reduce the payment of the LTI earned to as low as zero if performance in fiscal year 2010 is not sustained to the Supervisory Board's satisfaction to the conclusion of fiscal year 2012.

Lastly, it has been decided that incentive rewards that in 2009 were payable in cash will, in 2010, be payable in stock for better alignment with shareholders.

Following their review of the existing remuneration framework, the Remuneration Committee and Supervisory Board resolved that the following At Risk incentive plans will be in place for fiscal year 2010:

Duration	Plan Name	Form of Incentive	Further Details
Short-term incentive	Executive Incentive Program	Performance Shares	Section 6.3.1(b) below
		RSUs with vesting deferred for two years and subject to negative discretion (Executive Inventive Plan RSUs)	Section 6.3.1(c) below
	Individual Performance Plan (IP Plan)	Shares	Section 6.3.1(d) below
Long-term incentive	Long Term Incentive Plan (LTIP)	RSUs with relative TSR performance hurdles (Relative TSR RSUs)	Section 6.3.2(a) below
		Cash payment based on share price performance and subject to negative discretion (Scorecard LTI)	Section 6.3.2(b) below

The proportion of target incentive pay will remain unchanged. Target LTI value as a proportion of total incentive reward will increase, while target STI value as a proportion of incentive reward will decrease by the same amount. Overall compensation for the CEO, including base salary and short and long-term incentives at target will continue at the 50th percentile of the company's peer group.

6.2 Summary of changes to compensation for fiscal year 2010

The key changes between the remuneration framework in fiscal years 2009 and 2010 are:

- Making 70% of the LTI Target quantum subject to negative discretion based on the Scorecard in May 2012. The remaining 30% of LTI Target quantum will continue to be based on relative total shareholder return with no negative discretion applicable.
- Moving STI and LTI closer to the Supervisory Board's preferred target mix compared with fiscal year 2009, by re-allocating only 40% of LTI Target quantum temporarily to the STI Target quantum (compared with 70% in fiscal year 2009). This 40% of LTI Target quantum will be evaluated against fiscal year 2010 EBIT goals in May 2010 and again against the Scorecard in May 2012.
- Paying the remaining 30% of LTI Target in cash in May 2012 based on changes in the value of the company's shares and performance against the Scorecard.
- Indexing the EBIT goal under the STI Target for changes to housing starts in Asia Pacific as well as the current indexing for the US business.
- Paying all STI Target payments in a mixture of shares and restricted stock rather than cash for better shareholder alignment and cash flow considerations.
- Making all incentive payment vehicles have a final realisable value based on the company's share price.
- Introducing target stock ownership guidelines for the Managing Board directors and senior executives.

6.3 Scorecard

The Scorecard has been introduced to ensure management focus on financial, strategic, business, customer and people components important to long-term creation of shareholder value. The Supervisory Board has identified key objectives in these areas and the measures it expects to see achieved over the three-year performance period to the end of fiscal year 2012. Although most of the measures in the Scorecard have quantitative targets, the company has not allocated a specific weight to any of the measures and the final Scorecard assessment will involve an element of judgment by the Remuneration Committee and the Supervisory Board. Individual senior executives may receive different ratings depending on their contribution to achieving the Scorecard measures. The Remuneration Committee will monitor progress against the Scorecard annually.

The Scorecard will be applied to Executive Incentive Program RSUs (granted as a result of short-term performance, but deferred for two years) and Scorecard LTI (a cash payment directly tied to the company's share price).

When the Scorecard is measured at the conclusion of the three-year performance period at the end of fiscal year 2012, senior executives may receive all, some, or none of their awards under these plans. The Scorecard can only be applied to exercise negative discretion. It cannot be applied to enhance the maximum reward that can be received.

The primary components of the Scorecard for fiscal year 2010, and the reasons the Supervisory Board considers these components are appropriate, are set out below. Further details of the Scorecard, including the method of measurement, historical performance against the proposed measures and the Supervisory Board's expectations, will be set out in the 2009 Notice of Meetings.

Measure	Reasons
Primary Demand Growth (PDG)	A key strategy for the company is to maximise its market share growth/retention of the exterior cladding market for new housing starts and for Repair & Remodel, which it does by growing fibre cement's share of the exterior siding market and by maintaining the company's share of the fibre cement category.
Product Mix Shift	The company aims to maintain its leadership position across the fibre cement category of the exterior siding market by developing new products/ marketing/manufacturing approaches that will result in an improved mix of our products and gross margins.
Zero To the Landfill (ZTL)	This measure is a primary contributor to the company's environmental goals and improving material yield will reduce manufacturing costs. In addition, achieving important Environmental, Social and Governance (ESG) goals reduces risk.
Safety	Safety of company employees is an essential ESG measure.
Legacy Issues	Resolution of these issues is a fundamental component of the company's ESG goals, paving the way to lower risk and more certainty for all stakeholders.
Strategic Positioning	Developing and, as appropriate, implementing, alternative strategic actions for sustainable growth beyond the company's traditional markets will create shareholder value through increased profits and diversification for lower risk.
Managing During the Economic Crisis	With the US building materials industry experiencing a downturn unprecedented in the past 60 years, managing the company through this time so it can emerge at the end of this period in as strong or stronger competitive position in the overall industry is crucial.
Talent Management/ Development	Improving management development and capability is important to the company's future growth.

The Supervisory Board is committed to providing a clear explanation of the rationale for the final assessment of performance under the Scorecard at the conclusion of fiscal year 2012.

6.3.1 FY 2010 Short-term incentive

The STI target for senior executives, other than the CFO, is allocated 80% towards corporate goals (under the Executive Incentive Program) and 20% towards individual goals (under the IP Plan)

For fiscal year 2010, the Supervisory Board has decided to transfer 40% of each senior executive's LTI target to the STI target under the Executive Incentive Program. This is a reduction from the 70% transferred in fiscal year 2009.

a) Executive Incentive Program – overview

The Executive Incentive Program will largely remain the same as in fiscal year 2009. The Supervisory Board may allocate a senior executive's STI target to more than one EBIT goal depending on his or her responsibilities.

A number of other amendments have been made to respond to the continuing housing downturn, including indexing the Asia Pacific EBIT goal to housing starts as is currently the case in the US, and paying all amounts under the Executive Incentive Program for fiscal year 2010 in a form of James Hardie equity:

- STI previously paid in cash will now be paid in performance shares; and
- The LTI target (40%) transferred to STI target for fiscal year 2010 will be paid in two-year deferred RSUs (Executive Incentive Program RSUs) which are also subject to the Scorecard.

Achievement of performance at which 100% of STI target is paid will require performance slightly in excess of the company's business plan and budget for fiscal year 2010.

The Supervisory Board believes that paying bonuses in James Hardie equity will increase alignment with shareholders and support the company's liquidity.

(b) Executive Incentive Program – Performance Shares

80% of STI target for senior executives other than the CFO is allocated to the Executive Incentive Program. Other than the changes described above, no changes are proposed to this plan. Shares granted will be subject to the stock ownership guidelines (see section 1.5) and the company's Insider Trading Policy which include restrictions on sale and hedging.

(c) Executive Incentive Program – Executive Incentive Program RSUs

The transfer of 40% of LTI target for senior executives to the STI target, with an award based on fiscal year 2010 performance under the Executive Incentive Program payable in two-year deferred RSUs vesting in May or June 2012, reflects the Supervisory Board's continued concerns about the lack of stability in the US housing market. Reducing the amount of LTI target transferred to STI target in fiscal year 2010 allows the Supervisory Board to transition the remuneration framework closer to its preferred mix of long-term and short-term focus that stabilisation of the US housing market will eventually allow.

The Executive Incentive Program RSUs will be subject to negative discretion based on the Scorecard at the end of fiscal year 2012. Because the Scorecard judgment applied at the end of three years will reduce the potential award, the maximum for out-performance has increased on a straight line basis from 200% of target in fiscal year 2009 to 300% of target in fiscal year 2010.

Before the Executive Incentive Program RSUs vest, the Supervisory Board will assess each senior executive against the long-term objectives set out in the Scorecard and consider how each of them has contributed to the company's performance against those objectives. Depending on each senior executive's score against the Scorecard, between 0 and 100% of their Executive Incentive Program RSUs will vest.

In effect, the Scorecard applies a "claw-back" principle to ensure short-term results in fiscal year 2010 are not obtained at the expense of long-term sustainability.

All other elements of the Executive Incentive Program RSUs will be the same as the Executive Incentive Program RSUs issued in fiscal year 2009.

Calculation of the Executive Incentive Program RSUs at the end of fiscal year 2010 is described below:


LTI target
x
40%[1]
x
Payout based on performance against EBIT goal
=
Value received in Executive Incentive Program RSUs
x
Scorecard Rating (0–100%)
=
Executive Incentive Program RSUs vesting

[1] Amount of LTI target received as Executive Scorecard RSUs.

Worked example

The following example of how the Executive Incentive Program RSUs operate assumes an LTI target quantum of US$1,800,000 (the CEO's fiscal year 2010 LTI target quantum), performance at 110% of EBIT for fiscal year 2010 and a Scorecard rating of 75 out of 100.

Based on 110% of the EBIT goal being achieved, the CEO would receive 150% of the portion of the LTI target quantum received in Executive Scorecard RSUs as follows:

- 40% x US$1,800,000 x 150% = US$1,080,000 to be settled in Executive Incentive Program RSUs in May or June 2010. At a value of US$4/share this is equivalent to 270,000 RSUs.

At the conclusion of the additional two-year performance period in May or June 2012, a number of Executive Incentive Program RSUs are forfeited based on the scorecard rating:

- 270,000 RSUs x 75% = 202,500 RSUs

When the RSUs vest in May or June 2012, their value will be based on the company's share price at the time:

- 202,500 RSUs x US$3/share = US$607,500
- 202,500 RSUs x US$5/share = US$1,012,500

Supervisory Board Assessment

The Supervisory Board believes that Executive Incentive Program RSUs are an appropriate incentive vehicle in the current market because they:

- require management to focus on the continuing short-term challenges of the current economic and housing crisis;
- align management with shareholders because the reward vehicle is based on share price;
- focus on long-term results over the three year performance period;
- focus management on sustainable long-term value creation;
- recognise that quantifying a specific long term financial outcome requirement is not yet possible in the current market;
- avoid a mechanistic formula with outcomes based on market movements rather than management action; and
- allow the collective judgment of the independent directors to "claw-back" some or all of the potential value based on a number of long-term objectives identified by the Supervisory Board as being able to affect longer-term outcomes in these uncertain times.

(d) Individual Performance Plan (IP Plan)

20% of STI target for senior executives is allocated to the IP Plan. Other than paying awards under the IP Plan in performance shares rather than cash, no changes are proposed to this plan.

6.3.2 Long-term incentive

(a) Relative TSR RSUs

There have been no changes to the operation of Relative TSR RSUs and the peer group remains the same. The Remuneration Committee and Supervisory Board continue to believe that a relative performance measure of total shareholder return is an important component of a long-term equity incentive plan. The Supervisory Board also considered whether re-testing continued to be appropriate for Relative TSR RSUs, and determined that it is, given short-term price fluctuations in the price of the company's shares.

(b) Scorecard LTI

At the start of the three-year performance period, the company will calculate the number of shares the senior executives could have acquired if they received a maximum payout on the Scorecard LTI on that date. At the end of the three-year performance period, senior executives are assessed against the Scorecard and will forfeit a proportion of their Scorecard LTI based on their rating. The executive will receive a cash payment based on the company's share price at the end of the period multiplied by the number of shares they could have acquired at the start of the performance period and the senior executive's Scorecard rating.

As with all of the company's other long-term incentive programs, the maximum that can be received is 300% of the Target LTI allocated to Scorecard LTI.

Worked example

The following example of how Scorecard LTI operates assumes an LTI target of US$1,800,000 (the CEO's fiscal year 2010 LTI target) and a Scorecard rating of 75 out of 100.

At the start of the three-year performance period, the CEO could have acquired the following number of shares if the CEO received a maximum payout on the Scorecard LTI on that date:

- 30% x US$1,800,000 x 300% = US$1,620,000. At a value of US$4/share this would be equivalent to 405,000 shares.

The payment to the senior executive will depend on the company's share price at the time and their Scorecard rating:

- 405,000 shares x 75% x US$3/share = US$911,250

- 405,000 shares x 75% x US$5/share = US$1,518,750

Supervisory Board assessment

The Supervisory Board considered a reward that focused on longer-term strategic and operational goals was essential, given that specific longer-term financial objectives cannot be made in the current uncertain housing market. Ensuring that the rewards value is tied to share price ensures alignment with shareholder outcomes. Payment in the form of cash allows flexibility to apply the reward across different countries, while providing executives with liquidity to pay tax at a time that coincides with vesting of shares (via the RSU programs). This facility to pay tax will ensure that executives are not compelled to sell stock to meet tax obligations, and so facilitates an executive being able to satisfy the company's executive stock ownership requirement, further enhancing shareholder alignment.

Further details of the Relative TSR RSUs, Executive Incentive Program RSUs and performance shares granted under the Executive Incentive Program will be set out in the 2009 Notice of Meetings.

6.4 Not At Risk remuneration for fiscal year 2010

No significant changes to Not at Risk remuneration are planned for fiscal year 2010.

7. KEY TERMS OF OUTSTANDING EQUITY GRANTS

2001 JHI NV Equity Incentive Plan (Options)	Annual option grants made in December 2001, 2002, 2003, 2004 and 2005, November 2007 and December 2007. Off-cycle grants made to senior US executives on 19 October 2001 in exchange for the termination of shadow stock awards, previously granted in November 1999 and 2000, and to new employees in March 2007.
Offered to	Senior executives, not Managing Board directors.
Vesting schedule	25% of options vest on the 1st anniversary of the grant, 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.
Expiration date	10th anniversary of each grant.
2001 JH NV Equity Incentive Plan (Restricted Stock Units (RSUs))	Annual grant made 17 December 2008. The grant vehicle changed from options to RSUs in 2008.
Offered to	Senior employees other than senior executives.
Vesting schedule	25% of RSUs vest on the 1st anniversary of the grant, 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.
Expiration date	RSUs convert to shares on vesting.
2005 Managing Board Transitional Stock Option Plan (MBTSOP)	Granted on 22 November 2005.
Offered to	Managing Board directors.
Performance period	Three years from the grant date.
Retesting	Yes, on the last Business Day of each six-month period following the 3rd anniversary and before the 5th anniversary. No options have vested to date
Exercise period	Until November 2015.
Performance condition	TSR compared to a peer group of companies in the S&P/ASX 200 Index on the grant date excluding the companies in the 200 Financials and 200 A-REIT GICS sector indices.
Vesting criteria	– 0% vesting if TSR below 50th percentile of peer group. – 50% vesting if TSR at 50th percentile of peer group. – Between 50th and 75th percentiles, vesting on a straight line basis. – 100% vesting if TSR is at least 75th percentile peer group.
James Hardie Industries Long Term Incentive Plan 2006 (LTIP) Option Grants	Granted on 21 November 2006 and 29 August 2007. Grants were divided into two tranches: Return On Capital Employed (ROCE) and Total Shareholder Return (TSR).
Offered to	Managing Board directors.
Performance period	Three years to five years from the grant date.
Retesting	Yes, for the TSR tranche only, on the last Business Day of each six-month period following the 3rd Anniversary and before the 5th Anniversary.
Exercise period	Until five years from the grant date.
Performance condition	*For the ROCE tranche:* ROCE performance against the following global peer group of building materials companies in US, Europe and Australia specialising in building materials: Boral Limited, Valspar Corporation, Hanson plc, Rinker Group Limited (2006 grant only), Weyerhaeuser, Lafarge SA, CSR Limited, Cemex SA de CV, Nichiha Corp, Fletcher Building Limited, Martin Marietta Materials Inc, Saint Gobain, Eagle Materials Inc, Texas Industries, Wienerberger AG, Lousiana-Pacific Corporation, Florida Rock Industries Inc, CRH plc, USG Corporation, Vulcan Materials Co and The Siam Cement Plc. *For the TSR tranche:* TSR performance against a peer group of comparable companies in the S&P/ASX 100 at the time of grant excluding financial institutions, insurance companies, property trusts, oil and gas producers and mining companies, and adjusted to account for additions and deletions to S&P/ASX 100 during the relevant period.

Vesting criteria	*For the ROCE tranche:* – 0% vesting if ROCE below 60th percentile of peer group. – 50% vesting if ROCE at 60th percentile of peer group. – Between the 60th and 85th percentiles, vesting on a straight line basis. – 100% vesting if ROCE is at 85th percentile of peer group. *For the TSR tranche:* – 0% vesting if TSR below 50th percentile of peer group. – 50% vesting if TSR at 50th percentile of peer group. – Between 50th and 75th percentiles, vesting on a straight line basis. – 100% vesting if TSR is at 75th percentile peer group.
2001 JHI NV Equity Incentive Plan Deferred Bonus Program (Restricted Stock Units (RSUs))	One-off grant to senior executives made 17 June 2008 Grant to CEO made 15 September 2008 under James Hardie Industries Long Term Incentive Plan 2006.
Offered to	Senior executives
Exercise Price	Nil
Vesting schedule	100% vest on the 2nd anniversary of the grant
Expiration date	On vesting, the RSUs convert into shares granted on a one-for-one basis.
James Hardie Industries Long Term Incentive Plan 2006 Relative TSR RSUs	Relative TSR RSUs granted on 17 September 2008 and 17 December 2008.
Offered to	Senior executives and Managing Board directors
Performance period	Three years from the grant date.
Retesting	Yes, on the last Business Day of each six month period following the 3rd Anniversary and before the 5th Anniversary.
Exercise period	Until five years from the grant date.
Performance condition	TSR performance hurdle compared to the following peer group of companies: Acuity Brands, Inc., Eagle Materials, Inc, Headwaters, Inc, Lennox International, Inc, Louisiana-Pacific Corp., Martin Marietta Materials, Inc, Masco Corporation, MDU Resources Group, Inc, Mueller Water Products, Inc, NCI Building Systems, Inc, Owens Corning, Quanex Building Products Corp., Sherwin Williams, Simpson Manufacturing Co., Texas Industries, Inc, Trex, USG, Valmont Industries, Valspar Corporation, Vulcan Materials and Watsco, Inc.
Vesting criteria	– 0% vesting if TSR below 50th percentile of peer group. – 33% vesting if TSR at 50th percentile of peer group. – Between 50th and 75th percentile, vesting is on a straight line basis. – 100% vesting if TSR is at 75th percentile of peer group.
Exercise Price	Nil
Expiration date	On vesting, the RSUs convert into shares granted on a one-for-one basis.
James Hardie Industries Long Term Incentive Plan 2006 Executive Incentive Program RSUs	Executive Incentive Program RSUs granted on 29 May 2009.
Offered to	Senior executives and Managing Board directors
Exercise Price	Nil
Vesting schedule	100% vest on the 2nd anniversary of the grant
Expiration date	On vesting, the RSUs convert into shares granted on a one-for-one basis.

8. REMUNERATION TABLES FOR MANAGING BOARD DIRECTORS AND SENIOR EXECUTIVES

8.1 Total remuneration for Managing Board directors for the years ended 31 March 2009 and 2008

Details of the remuneration of each Managing Board director of James Hardie are set out below:

(US dollars)	Primary			Post-employment	Equity	Other		
Name	Base Pay	Bonuses[1]	Non-cash Benefits[2]	Super-annuation and 401(k) Benefits	Equity Awards[3]	Relocation Allowances, Expatriate Benefits, and Other Non-recurring[4]	Severance	Total
Managing Board directors								
Louis Gries								
Fiscal year 2009	**$ 863,448**	**$ 1,215,876**	**$ 268,008**	**$ 19,872**	**$ 2,146,279**	**$ 171,674**	**$ –**	**$ 4,685,157**
Fiscal year 2008	836,763	659,033	143,477	24,741	1,588,941	161,380	–	3,414,335
Russell Chenu								
Fiscal year 2009	**676,719**	**216,453**	**40,983**	**60,025**	**296,514**	**148,366**	**–**	**1,439,060**
Fiscal year 2008	712,430	238,851	44,032	63,238	223,959	133,451	–	1,415,961
Robert Cox[5]								
Fiscal year 2009	**444,808**	**339,300**	**14,354**	**–**	**79,575**	**308,583**	**–**	**1,186,620**
Fiscal year 2008	86,538	–	2,332	2,077	–	65,502	–	156,449
Total remuneration for Managing Board directors								
Fiscal year 2009	**$ 1,984,975**	**$ 1,771,629**	**$ 323,345**	**$ 79,897**	**$ 2,522,368**	**$ 628,623**	**$ –**	**$ 7,310,837**
Fiscal year 2008	$ 1,635,731	$ 897,884	$ 189,841	$ 90,056	$ 1,812,900	$ 360,333	$ –	$ 4,986,745

[1] Bonuses in respect of each fiscal year are paid in May or June of the following fiscal year. The amount in fiscal year 2009 includes all incentive amounts accrued for in respect of fiscal year 2009, pursuant to the terms of the applicable plans. The amount in fiscal year 2008 includes all incentive amounts earned in respect of fiscal year 2008, pursuant to the terms of the applicable plans and the cash component of the Deferred Bonus Program.

[2] Includes the aggregate amount of all non-cash benefits received by the executive in the year indicated. Examples of non-cash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, and tax services.

[3] Equity awards are valued using either the Black-Scholes pricing model or the Monte Carlo pricing method, depending on the plan the equity awards were issued under, and the fair value of equity awards granted are included in compensation during the period in which the equity awards vest.

[4] Other non-recurring benefits includes cash paid in lieu of vacation accrued, as permitted under the company's US vacation policy and California law.

[5] Mr Cox joined the company on 14 January 2008 and became a member of the Managing Board effective 7 May 2008. This table covers all of his remuneration for fiscal years 2009 and 2008, including the remuneration before his appointment as a member of the Managing Board.

8.2 Total remuneration for senior executives for the years ended 31 March 2009 and 2008

Details of the remuneration of each senior executive of James Hardie are set out below:

(US dollars)	Primary			Post-employment	Equity	Other		
Name	Base Pay	Bonuses[1]	Non-cash Benefits[2]	Superannuation and 401(k) Benefits	Equity Awards[3]	Relocation Allowances, Expatriate Benefits, and Other Non-recurring[4]	Severance	Total
Senior executives								
Mark Fisher								
Fiscal year 2009	**$ 340,433**	**$ 273,670**	**$ 35,961**	**$ 14,014**	**$ 328,408**	**$ –**	**$ –**	**$ 992,486**
Fiscal year 2008	326,510	136,890	25,505	11,958	299,823	–	–	800,686
Grant Gustafson								
Fiscal year 2009	**324,208**	**260,623**	**57,257**	**14,004**	**226,176**	**13,250**	**–**	**895,518**
Fiscal year 2008	313,077	82,811	29,446	12,681	164,951	29,655	–	632,621
Brian Holte								
Fiscal year 2009	**321,942**	**258,158**	**41,194**	**13,953**	**237,361**	**–**	**–**	**872,608**
Fiscal year 2008	315,000	88,191	36,387	10,177	192,783	71,072	–	713,610
Nigel Rigby								
Fiscal year 2009	**340,433**	**273,670**	**24,967**	**–**	**328,408**	**–**	**–**	**967,478**
Fiscal year 2008	326,510	136,890	34,307	–	299,823	12,418	–	809,948
Former senior executives								
Peter Baker[5]								
Fiscal year 2009	**357,937**	**89,484**	**8,632**	**32,214**	**67,986**	**73,899**	**82,600**	**712,752**
Fiscal year 2008	341,244	57,958	6,728	30,712	51,296	–	–	487,938
Joel Rood[6]								
Fiscal year 2009	**198,382**	**–**	**29,183**	**–**	**222,282**	**33,330**	**135,208**	**618,385**
Fiscal year 2008	315,000	69,300	37,827	–	190,408	3,879	–	616,414
Total remuneration for senior executives								
Fiscal year 2009	**$ 1,883,335**	**$ 1,155,605**	**$ 197,194**	**$ 74,185**	**$ 1,410,621**	**$ 120,497**	**$ 217,808**	**$ 5,059,227**
Fiscal year 2008	$ 1,937,341	$ 572,040	$ 170,200	$ 65,528	$ 1,199,084	$ 117,024	$ –	$ 4,061,217

[1] Bonuses in respect of each fiscal year are paid in May or June of the following fiscal year. The amount in fiscal year 2009 includes all incentive amounts accrued for in respect of fiscal year 2009, pursuant to the terms of the applicable plans. The amount in fiscal year 2008 includes all incentive amounts earned in respect of fiscal year 2008, pursuant to the terms of the applicable plans and the cash component of the Deferred Bonus Program.

[2] Includes the aggregate amount of all non-cash benefits received by the executive in the year indicated. Examples of non-cash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, and tax compliance services.

[3] Equity awards are valued using either the Black-Scholes pricing model or the Monte Carlo pricing method, depending on the plan the equity awards were issued under, and the fair value of equity awards granted are included in compensation during the period in which the equity awards vest.

[4] Other non-recurring benefits includes cash paid in lieu of vacation accrued, as permitted under the company's US vacation policy and California law.

[5] Mr Baker separated from the company effective 31 March 2009. Mr Baker received US$73,899 on 31 March 2009 as payment for his accrued vacation time and this is recorded as Other Non-recurring in this table.

[6] Mr Rood separated from the company on 3 November 2008. As part of his separation benefits, Mr Rood entered into a two-year consulting agreement, under which he will be paid a consulting fee equivalent to his current annual salary, at the time of his separation, on a monthly basis for up to a period of 24 months provided that the consulting agreement is not terminated earlier in accordance with its terms. Mr Rood received cash of US$33,330 as payment for his accrued vacation time and this is recorded as Other Non-recurring in this table.

8.3 Equity Holdings for the years ended 31 March 2009 and 2008

8.3.1 Options/RSUs granted to Managing Board directors

(a) Options

Name	Grant Date	Exercise Price per right (A$)	Holding at 1 April 2008	Granted	Total Value at Grant[1] (US$)	Vested	Exercised	Value at Exercise per right[2] (US$)	Lapsed	Value at Lapse per right[3] (US$)	Holding at 31 March 2009	Weighted Average Fair Value per right[4]
Managing Board directors												
Louis Gries	19 Oct 01[5]	3.1321	40,174	200,874	71,732	200,874	160,700	1.98	–	–	40,174	0.3571
	19 Oct 01[5]	3.0921	175,023	437,539	168,321	437,539	262,516	2.11	–	–	175,023	0.3847
	17 Dec 01[5]	5.0586	324,347	324,347	137,296	324,347	–	–	–	–	324,347	0.4233
	3 Dec 02[5]	6.4490	325,000	325,000	210,633	325,000	–	–	–	–	325,000	0.6481
	5 Dec 03[5]	7.0500	325,000	325,000	338,975	325,000	–	–	–	–	325,000	1.0430
	22 Nov 05[6]	8.5300	1,000,000	1,000,000	2,152,500	–	–	–	–	–	1,000,000	2.1525
	21 Nov 06[7]	8.4000	415,000	415,000	888,100	–	–	–	–	–	415,000	2.1400
	21 Nov 06[7]	8.4000	381,000	381,000	1,131,570	–	–	–	–	–	381,000	2.9700
	29 Aug 07[7]	7.8300	445,000	445,000	965,650	–	–	–	–	–	445,000	2.1700
	29 Aug 07[7]	7.8300	437,000	437,000	1,302,260	–	–	–	–	–	437,000	2.9800
Russell Chenu	22 Feb 05[5]	6.3000	93,000	93,000	107,973	93,000	–	–	–	–	93,000	1.1610
	22 Nov 05[6]	8.5300	90,000	90,000	193,725	–	–	–	–	–	90,000	2.1525
	21 Nov 06[7]	8.4000	65,000	65,000	139,100	–	–	–	–	–	65,000	2.1400
	21 Nov 06[7]	8.4000	60,000	60,000	178,200	–	–	–	–	–	60,000	2.9700
	29 Aug 07[7]	7.8300	68,000	68,000	130,200	–	–	–	–	–	68,000	2.1700
	29 Aug 07[7]	7.8300	66,000	66,000	178,800	–	–	–	–	–	66,000	2.9800
Robert Cox	–	–	–	–	–	–	–	–	–	–	–	–

(b) RSUs

Name	Grant Date	Holding at 1 April 2008	Granted	Total Value at Grant (US$)	Vested	Lapsed	Holding at 31 March 2009	Weighted Average Fair Value per unit
Managing Board directors								
Louis Gries	15 Sep 08[8]	–	201,324	746,107	–	–	201,324	3.7060
	15 Sep 08[9]	–	558,708	1,592,318	–	–	558,708	2.8500
Russell Chenu	15 Sep 08[9]	–	108,637	309,615	–	–	108,637	2.8500
Robert Cox	15 Sep 08[9]	–	155,196	442,309	–	–	155,196	2.8500

[1] Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2] Value at Exercise/right = Value Market Value of a share of the company's stock at Exercise less the Exercise price per right.

[3] Value at Lapse/right = Fair Market Value of a share of the company's stock at Lapse less the Exercise price per right.

[4] Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model or Monte Carlo option pricing method, depending on the plan the options were issued under.

[5] Options granted under 2001 JHI NV Equity Incentive Plan. See section 7, page 63 for summary of key terms of options granted.

[6] Options granted under 2005 Managing Board Transitional Stock Option Plan. See section 7, page 63 for summary of key terms of options granted.

[7] Options granted under James Hardie Industries Long-Term Incentive Plan 2006 (LTIP). See section 7, pages 63-64 for summary of key terms of options granted.

[8] Deferred Bonus RSUs granted under Deferred Bonus Program and LTIP. See section 7, page 64 for key terms of Deferred Bonus RSUs.

[9] Relative TSR RSUs granted under LTIP. See section 7, page 64 for key terms of Relative TSR RSUs.

8.3.2 Options/RSUs granted to senior executives

(a) Options[5]

Name	Grant Date	Exercise Price per right (A$)	Holding at 1 April 2008	Granted	Total Value at Grant[1] (US$)	Vested	Exercised	Value at Exercise per right[2] (US$)	Lapsed	Value at Lapse per right[3] (US$)	Holding at 31 March 2009	Weighted Average Fair Value per right[4]
Senior executives												
Mark Fisher	19 Oct 01	3.1321	–	40,174	14,346	40,174	40,174	2.11	–	–	–	0.3571
	19 Oct 01	3.0921	92,113	92,113	35,436	92,113	–	–	–	–	92,113	0.3847
	17 Dec 01	5.0586	68,283	68,283	28,904	68,283	–	–	–	–	68,283	0.4233
	3 Dec 02	6.4490	74,000	74,000	47,959	74,000	–	–	–	–	74,000	0.6481
	5 Dec 03	7.0500	132,000	132,000	137,676	132,000	–	–	–	–	132,000	1.0430
	14 Dec 04	5.9900	180,000	180,000	183,276	180,000	–	–	–	–	180,000	1.0182
	1 Dec 05	8.9000	190,000	190,000	386,137	190,000	–	–	–	–	190,000	2.0323
	21 Nov 06	8.4000	158,500	158,500	291,069	79,250	–	–	–	–	158,500	1.8364
	10 Dec 07	6.3800	277,778	277,778	275,064	69,444	–	–	–	–	277,778	0.9903
Grant Gustafson	21 Nov 06	8.4000	158,500	158,500	291,069	79,250	–	–	–	–	158,500	1.8364
	10 Dec 07	6.3800	222,222	222,222	220,066	55,555	–	–	–	–	222,222	0.9903
Brian Holte	27 Mar 07	8.3500	151,400	151,400	292,187	79,250	–		–		151,400	1.9299
	10 Dec 07	6.3800	250,000	250,000	247,575	62,500	–	–	–	–	250,000	0.9903
Nigel Rigby	17 Dec 01	5.0586	20,003	20,003	8,467	20,003	–	–	–	–	20,003	0.4233
	3 Dec 02	6.4490	27,000	27,000	17,499	27,000	–	–	–	–	27,000	0.6481
	5 Dec 03	7.0500	33,000	33,000	34,419	33,000	–	–	–	–	33,000	1.0430
	14 Dec 04	5.9900	180,000	180,000	183,276	180,000	–	–	–	–	180,000	1.0182
	1 Dec 05	8.9000	190,000	190,000	386,137	190,000	–	–	–	–	190,000	2.0323
	21 Nov 06	8.4000	158,500	158,500	291,069	79,250	–	–	–	–	158,500	1.8364
	10 Dec 07	6.3800	277,778	277,778	275,084	69,444	–	–	–	–	277,778	0.9903
Former senior executives												
Peter Baker	1 Dec 05	8.9000	40,000	40,000	81,292	40,000	–	–	–	–	40,000	2.0323
	21 Nov 06	8.4000	27,500	27,500	50,501	13,750	–	–	–	–	27,500	1.8364
	10 Dec 07	6.3800	47,619	47,619	47,157	11,904	–	–	–	–	47,619	0.9903
Joel Rood	13 Mar 07	8.9000	146,500	146,500	292,473	73,250	–		146,500	1.9964	–	–
	10 Dec 07	6.3800	250,000	250,000	247,575	62,500	–	–	250,000	0.9903	–	–

(b) RSUs

Name	Grant Date	Holding at 1 April 2008	Granted	Total Value at Grant (US$)	Vested	Lapsed	Holding at 31 March 2009	Weighted Average Fair Value per unit
Senior executives								
Mark Fisher	17 Jun 08[10]	–	36,066	144,625	–	–	36,066	4.0100
	17 Dec 08[9]	–	116,948	268,980	–	–	116,948	2.3000
Grant Gustafson	17 Jun 08[10]	–	16,459	66,001	–	–	16,459	4.0100
	17 Dec 08[9]	–	116,948	268,980	–	–	116,948	2.3000
Brian Holte	17 Jun 08[10]	–	7,455	29,895	–	–	7,455	4.0100
	17 Dec 08[9]	–	116,948	268,980	–	–	116,948	2.3000
Nigel Rigby	17 Jun 08[10]	–	36,066	144,625	–	–	36,066	4.0100
	17 Dec 08[9]	–	116,948	268,980	–	–	116,948	2.3000
Former senior executives								
Peter Baker	17 Jun 08[10]	–	15,103	60,563	–	15,103	–	4.0100
	17 Dec 08[9]	–	19,491	44,829	–	19,491	–	2.3000
Joel Rood	17 Jun 08[10]	–	14,910	59,789	–	14,910	–	4.0100

[1] Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2] Value at Exercise/right = Value Market Value of a share of the company's stock at Exercise less the Exercise price per right.

[3] Value at Lapse/right = Fair Market Value of a share of the company's stock at Lapse less the Exercise price per right.

[4] Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model.

[5, 6, 7, 8, 9] See footnotes on page 67.

[10] Deferred Bonus RSUs granted under Deferred Bonus Program and 2001 JHI NV Equity Incentive Plan. See section 7, page 64, for key terms of Deferred Bonus RSUs.

8.3.3 Managing Board directors' relevant interests in JHI NV

Changes in Managing Board directors' relevant interests in JHI NV securities between 1 April 2008 and 31 March 2009 are set out below:

	CUFS at 1 April 2008	CUFS at 31 March 2009	Options at 1 April 2008 and 1 April 2009[1]	RSUs granted September and November 2008	RSUs at 31 March 2009
Managing Board directors					
Louis Gries	127,675	127,675	3,867,544	760,032	760,032
Russell Chenu	20,000	25,000	442,000	108,637	108,637
Robert Cox	–	–	–	155,916	155,196

[1] The company replaced options with restricted stock units (RSUs) as a long-term incentive vehicle in fiscal year 2009.

8.4 Loans

The company did not grant loans to Managing Board directors or senior executives during fiscal year 2009. There are no loans outstanding to Managing Board directors or senior executives.

9. EMPLOYMENT CONTRACTS

Remuneration and other terms of employment for the CEO, CFO and General Counsel and certain other senior executives are formalised in employment contracts. The main elements of these contracts are set out below.

9.1 CEO's employment contract

Details of the terms of the CEO's employment contract are as follows:

Components	Details
Length of contract	Initially a three-year term, commencing 10 February 2005. Term is automatically extended on 9th day of each February for an additional one year unless either party notifies the other, 90 days in advance of the automatic renewal date, that it does not want the term to renew.
Base salary	US$900,000 for fiscal year 2009. Salary reviewed annually by the Supervisory Board.
Short-term incentive	Annual STI target is 100% of annual base salary for the current year. The quantum of STI target is reviewed annually by the Supervisory Board. The Remuneration Committee recommends the company's and CEO's performance objectives, and the performance against these objectives, to the Supervisory Board for approval. The CEO's short-term incentive is calculated under the Executive Incentive Plan (which includes the IP Plan).
Long-term incentive	On the approval of shareholders, stock options or other equity incentive will be granted each year. The recommended number of options or other form of equity to be granted will be appropriate for this level of executive in the US. For fiscal year 2010, the LTI target remains unchanged at $1.8 million.
Defined Contribution Plan	The CEO may participate in the US 401(k) defined contribution plan up to the annual US Internal Revenue Service (IRS) limit. The company will match the CEO's contributions into the plan up to the annual IRS limit.
Resignation	The CEO may cease employment with the company by providing written notice.
Termination by James Hardie	The company may terminate the CEO's employment for cause or not for cause. If the company terminates the CEO's employment, not for cause, or the CEO terminates his employment "for good reason" the company will pay the following: a. amount equivalent to 1.5 times the CEO's annual base salary at the time of termination; and b. amount equivalent to 1.5 times the CEO's average STI actually paid in up to the previous three fiscal years as CEO; and c. continuation of health and medical benefits at the company's expense for the remaining term of the agreement and the consulting agreement referenced below.
Post-termination Consulting	The company will request the CEO, and the CEO will agree, to consult to the company upon termination for a minimum of two years, as long as the CEO maintains the company's non-compete and confidentiality agreements and executes a release of claims following the effective date of termination. Under the consulting agreement, the CEO will receive the annual base salary and annual target incentive in exchange for this consulting and non-compete. Under the terms of equity incentive grants made to the CEO under the MBTSOP and LTIP, the CEO's outstanding options will not expire during any post-termination consulting period. This arrangement is a standard arrangement for US executives and the Supervisory Board considers that it is an appropriate restraint for Mr Gries given his intimate involvement in developing the company's fibre cement business in the United States over the past 18 years.

9.2 CFO's employment contract

Details of the CFO's employment contract are as follows:

Components	Details
Length of contract	Fixed period of three years concluding 5 October 2010.
Base salary	A$848,600 for fiscal year 2009. Salary reviewed annually by the Supervisory Board.
Short-term incentive	Annual STI target is 33% of annual base salary as set out in his employment contract, based on personal goals under the IP Plan. The CFO does not participate in the Executive Incentive Plan for his short-term incentive other than the arrangement in fiscal years 2009 and 2010 where some of the CFO's LTI target was transferred to STI target under the Executive Incentive Program.
Long-term incentive	On the approval of shareholders, stock options or other long-term equity with performance hurdles will be granted each year. The recommended value of equity to be granted will be equivalent to at least US$350,000. If the CFO ceases employment with the company, a pro-rata amount of each tranche of the CFO's unvested options or other form of equity will expire on the date employment ceases, calculated based on the formula D=Cx(A/B), where A is the number of months from the date employment ceases to the first testing or vesting date, B is the number of months from the date of grant until the first testing or vesting date and C is the total number of options or other form of equity granted in the relevant tranche. The remaining unvested/unexercised options or other form of equity will continue as if the CFO remained employed by the company until the first testing or vesting date, at which point any options or other form of equity that do not vest at that time will also lapse.
Superannuation	The company will contribute 9% of gross salary to the CFO's nominated superannuation fund.
Resignation or Termination	The company or CFO may cease the CFO's employment with the company by providing three months' notice in writing.
Redundancy or diminution of role	If the position of CFO is determined to be redundant or subject to a material diminution in status, duties or responsibility, the company or the CFO may terminate the CFO's employment. The company will pay the CFO a severance payment equal to the greater of 12 months' pay or the remaining proportion of the term of the contract.

9.3 General Counsel's employment contract

Details of the General Counsel's employment contract are as follows:

Components	Details
Length of contract	Indefinite.
Base salary	US$450,000 for fiscal year 2009. Salary reviewed annually by the Supervisory Board.
Short-term incentive	Annual STI target is 65% of annual base salary as set out in his employment contract. The General Counsel's short-term incentive is calculated under the Executive Incentive Plan (which includes the IP Plan).
Long-term incentive	On the approval of shareholders, stock options or other long-term equity with performance hurdles will be granted each year. The recommended value of equity to be granted will be equivalent to at least US$500,000.
Resignation	The General Counsel may cease employment with the company by providing 30 days' written notice.
Termination by James Hardie	The company may terminate the General Counsel's employment for cause or not for cause. If the company terminates the employment, not for cause, or the General Counsel terminates his employment "for good reason", the company may request the General Counsel to consult to the company for two years as set out below. No other termination payment is payable.
Post-termination Consulting	Depending on the reasons for termination, the company may request the General Counsel, and the General Counsel will agree, to consult to the company for two years upon termination, as long as he signs and complies with 1) a consulting agreement, which will require him to maintain non-compete and confidentiality obligations to the company, and 2) a release of claims in a form acceptable to the company. In exchange for the consulting agreement, the company shall pay the General Counsel's annual base salary as of the termination date for each year of consulting.

9.4 Benefits contained in contracts for Managing Board

Employment contracts for the CEO, CFO and General Counsel also specify the following benefits:

International Assignment	The Managing Board directors receive additional benefits due to international assignment: housing allowance, expatriate Goods and Services allowance, moving and storage.
Other	**Tax Equalisation:** The company covers the extra personal tax burden imposed by residency in The Netherlands. **Tax Advice:** The company will pay the costs of filing income tax returns to the required countries. **Health, Welfare and Vacation Benefits:** Eligible to receive all health, welfare and vacation benefits offered to all US employees, or similar benefits. Are also eligible to participate in the company's Executive Health and Wellness program. **Business Expenses:** Entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid for in connection with the performance of their services under their employment agreements. **Automobile:** The company will either purchase or lease an automobile for business and personal use, or, in the alternative, they will be entitled to an automobile equivalent to the level of vehicle they could receive in the US.

9.5 Senior executives' employment contracts

Details of employment contracts for US-based senior executives (other than Brian Holte[4]) are as follows:

Components	Details
Length of contract	Indefinite.
Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually.
Short-term incentive	An annual STI target is set at a percentage of the senior executive's salary. The STI target is 55% and reviewed annually.
Long-term incentive	Upon the approval of the Supervisory Board, RSUs have been granted under the LTIP plan in the form of Relative TSR RSUs and Executive Incentive Program RSUs.
Defined Contribution Plan/ Superannuation	US senior executives may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match the senior executive's contributions into the plan up to the annual IRS limit.
Resignation	The senior executive may cease employment with the company by providing 30 days' written notice.
Termination by James Hardie	The company may terminate the senior executive's employment for cause or not for cause. Other than the post-termination consulting arrangement discussed below for a termination without cause or a resignation for good reason, no other termination payments are payable.
Post-termination Consulting	Depending on the senior executive's individual contract, and the reasons for termination, the company may request the senior executive, and the senior executive will agree, to consult to the company for two years upon termination, as long as they sign and comply with 1) a consulting agreement, which will require them to maintain non-compete and confidentiality obligations to the company, and 2) a release of claims in a form acceptable to the company. In exchange for the consulting agreement, the company shall pay the senior executive's annual base salary as of the termination date for each year of consulting.
Other	**Health, Welfare and Vacation Benefits:** Eligible to receive all health, welfare and vacation benefits offered to all US employees and also eligible to participate in the company's Executive Health and Wellness program. **Business Expenses:** The senior executives are entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid in connection with the performance of services under their employment. **Automobile:** The company will either lease an automobile for business and personal use by the senior executive, or, in the alternative, the executive will be entitled to an automobile lease allowance not to exceed US$750 per month.

[4] Brian Holte does not have such a written employment agreement, but receives Short-term incentive, Long-term incentive, Defined Contribution Plan and Other benefits as outlined above.

10. REMUNERATION FOR SUPERVISORY BOARD

Fees paid to Supervisory Board directors are determined by the Supervisory Board, with the advice of the Remuneration Committee's independent external remuneration advisors, within the maximum total amount approved by shareholders from time to time. The current aggregate fee pool of US$1,500,000 was approved by shareholders in 2006.

Board fees are not paid to Managing Board directors since the responsibilities of board membership are considered as part of their normal employment conditions.

10.1 Remuneration structure

Supervisory Board directors are paid a base fee for service on the James Hardie Board. Additional fees are paid to the person occupying the positions of Chairman, Deputy Chairman and Board Committee Chairman and to members of the Due Diligence Committee.

During fiscal year 2009, the Remuneration Committee commissioned an external review of Supervisory Board directors' fees, using US and Australian market data and taking into consideration the level of fees paid to chairmen and directors of companies with similar size, complexity of operations and responsibilities, and workload requirements. As a result of the review, the Remuneration Committee recommended increasing the Chairman's base fee to US$300,000, effective 1 January 2009. This increase brought the Chairman into line with the company's peers in Australia and the US, and reflected the heavy workload of a Chairman associated with an Australian-listed company with a European domicile and the majority of its business in the US. In addition, the Remuneration Committee recommended an increase to the base fees for Supervisory Board directors from US$120,000 to US$130,000, effective 1 April 2009. In recognition of the current economic climate, all of these fee increases (after deducting applicable taxes) will be received in James Hardie shares, under the Supervisory Board Share Plan or otherwise.

The fees paid in fiscal 2009, and payable in fiscal 2010 are:

(Amounts in US dollars)

Role	Fiscal 2009	Fiscal 2010
Chairman	$215,000[1] $300,000[2]	$300,000
Deputy Chairman	$175,000	$175,000
Board member	$120,000	$130,000
Audit Committee Chairman	$20,000	$20,000
Remuneration or Nominating and Governance Committee Chairman	$10,000	$10,000

[1] Annualised rate to 31 December 2008
[2] Annualised rate from 1 January 2009

During fiscal year 2009, the Supervisory Board formed a Due Diligence Committee, comprised of representatives from the Supervisory Board together with the Managing Board and a representative of the company's management. This committee was formed to assist the Supervisory and Managing Boards with reviewing and considering alternative proposals to move the company's domicile.

Directors who attended meetings of the Due Diligence Committee received fees of US$1,500 per meeting (and US$3,000 for the Chairman) in addition to their base fee. The Due Diligence Committee met five times in fiscal year 2009.

As the focus of the Supervisory Board is on the long-term direction and well-being of James Hardie, there is no direct link between Supervisory Board directors' remuneration and the short-term results of the company.

No Supervisory Board director has been granted options, restricted stock units or performance rights.

10.2 Board Accumulation Policy

Supervisory Board directors are expected to accumulate a minimum of 1.5 times (and two times for the Chairman) their total base remuneration (excluding Board Committee fees) in JHI NV shares (either personally, in the name of their spouse, or through a personal superannuation or pension plan) within the six-year period from the later of August 2006 or their appointment.

To recognise the potential for share price fluctuations to have an impact on the funds required to be committed and the different taxation positions of individual directors, no director will be required to apply more than 50% of the cash component of his or her fees, on a post-tax basis, over a six-year period, toward satisfying this requirement.

10.3 Supervisory Board Share Plan

Under the Supervisory Board Share Plan 2006 (SBSP), Supervisory Board directors can elect to receive some of their annual fees in JHI NV shares. The SBSP was last approved at the 2007 AGM for a period of three years. The Supervisory Board considers the SBSP as a vehicle Supervisory Board directors can use to achieve their target shareholding under the Board Accumulation Policy.

JHI NV shares received under the SBSP can be either acquired on market or new shares issued by the company. Where shares are issued, the price is the average of the market closing prices at which the shares were quoted on the ASX during the five business days preceding the day of issue. Where the shares are acquired on market, the price is the purchase price.

The SBSP does not include a performance condition because the amounts applied to acquire shares under the SBSP are from the annual fees earned by the Supervisory Board directors.

10.4 Director retirement benefits

No Supervisory Board directors retain any director retirement benefits.

10.5 Total remuneration for Supervisory Board directors for the years ended 31 March 2009 and 2008

The table below sets out the remuneration for the Supervisory Board directors who served on the Board during the fiscal years ended 31 March 2009 and 2008:

(US dollars)	Primary	Equity		
Name	Directors' Fees[1]	JHI NV Stock[2]	Other Benefits[3]	Total
Supervisory Board directors				
Michael Hammes[4]				
Fiscal year 2009	**$ 222,500**	**$ 21,250**	**$ 3,988**	**$ 247,738**
Fiscal year 2008	60,636	59,583	3,192	123,411
Donald McGauchie[4]				
Fiscal year 2009	**185,000**	**–**	**11,627**	**196,627**
Fiscal year 2008	136,000	50,000	3,192	189,192
Brian Anderson[4]				
Fiscal year 2009	**155,000**	**–**	**1,300**	**156,300**
Fiscal year 2008	71,000	50,000	3,192	124,192
David Harrison[4, 5]				
Fiscal year 2009	**105,537**	**–**	**4,178**	**109,715**
Fiscal year 2008	N/A	N/A	N/A	N/A
James Osborne[6]				
Fiscal year 2009	**6,333**	**–**	**–**	**6,333**
Fiscal year 2008	N/A	N/A	N/A	N/A
Rudy van der Meer[4]				
Fiscal year 2009	**60,000**	**60,000**	**14,407**	**134,407**
Fiscal year 2008	51,000	50,000	–	101,000
Former Supervisory Board directors				
David Andrews[4, 7]				
Fiscal year 2009	**116,806**	**–**	**14,455**	**131,261**
Fiscal year 2008	30,782	29,167	3,192	63,141
Don DeFosset[4, 8]				
Fiscal year 2009	**50,217**	**–**	**11,553**	**61,770**
Fiscal year 2008	175,863	91,667	27,394	294,924
James Loudon[4, 9]				
Fiscal year 2009	**47,283**	**–**	**5,538**	**52,821**
Fiscal year 2008	101,000	–	3,192	104,192
Catherine Walter[10]				
Fiscal year 2009	**113,667**	**–**	**1,300**	**114,967**
Fiscal year 2008	37,500	37,500	3,192	78,192
Total remuneration for Supervisory Board directors				
Fiscal year 2009	**$ 1,062,343**	**$ 81,250**	**$ 68,346**	**$ 1,211,939**
Fiscal year 2008	$ 663,781	$ 367,917	$ 46,546	$ 1,078,244

1 Amount includes base, Chairman, Deputy Chairman, Committee Chairman, Special Matter Committee attendance and Due Diligence Committee attendance fees.

2 The actual amount spent by each Supervisory Board member was determined after deducting applicable Dutch taxes from this amount. The number of JHI NV shares acquired was determined by dividing the amount of participation in the Supervisory Board Share Plan 2006 (which we refer to as SBSP) by the market purchase price.

3 Other Benefits includes the cost of non-executive directors' fiscal compliance in The Netherlands. For Mr DeFosset, fiscal year 2008 also includes for the period he was Chairman of the Joint and Supervisory Boards, office costs, the personal use of a company laptop and PDA phone.

4 The company pays for expenses related to Supervisory Board spousal travel to accompany directors to up to one Board meeting per year. In fiscal year 2009, we paid US$2,688, US$2,878, US$10,327, US$14,407, US$13,155, US$10,253 and US$4,238 for spousal travel for Messrs. Hammes, Harrison, McGauchie, van der Meer, Andrews, DeFosset and Loudon, respectively. In fiscal year 2008, we paid US$15,984, US$16,331 and US$21,865 for spousal travel for Messrs Hammes, McGauchie and Anderson, respectively.

5 Mr Harrison was appointed to the company's Joint and Supervisory Boards effective 19 May 2008.

6 Mr Osborne was appointed to the company's Joint and Supervisory Boards effective 12 March 2009.

7 Mr Andrews was appointed to the company's Joint and Supervisory Boards effective 1 September 2007. Mr Andrews resigned from the Joint and Supervisory Boards on 10 February 2009.

8 Mr DeFosset resigned from the Joint and Supervisory Boards effective 31 August 2008.

9 Mr Loudon resigned from the Joint and Supervisory Boards on 22 August 2008.

10 Mrs Walter resigned from the Joint and Supervisory Boards on 13 March 2009.

10.6 Supervisory Board directors' relevant interests in JHI NV

Changes in Supervisory Board directors' relevant interests in JHI NV securities between 1 April 2007 and 31 March 2008 are set out below:

	Number of Shares/CUFS At 1 April 2008	Number of Shares/CUFS at date of becoming Director	On market Purchases	SBSP[1]	Shares/CUFS at Date of resignation	Number of Shares/CUFS at 31 March 2009
Supervisory Board directors						
Michael Hammes	15,859[2]	NA	–	5,605	N/A	21,464
Donald McGauchie	15,372[3]	NA	–	–	N/A	15,372
Brian Anderson	6,124	NA	–	–	N/A	6,124
David Harrison	NA	–	10,000[4]	–	–	10,000
James Osborne	NA	–	–	–	–	–
Rudy van der Meer	4,410	NA	–	11,945	N/A	16,355
Former Supervisory Board directors						
David Andrews	3,903[5]	–	–	–	3,903	–
Don DeFosset	25,877	–	–	–	25,877	–
James Loudon	12,655	–	–	–	12,655	–
Catherine Walter	11,407[6]	–	–	–	11,407	–

[1] Shares purchased under SBSP were acquired on 13 March 2009 at a price of A$3.7254.

[2] 9,000 shares/CUFS held as ADRs.

[3] 6,000 shares held for the McGauchie Superannuation Fund.

[4] Held as ADRs.

[5] Held for the Andrews Revocable Trust.

[6] 6,375 shares held for the Walter Super Fund.

Only Supervisory Board directors are entitled to participate in the SBSP.

11. DUTCH CORPORATE GOVERNANCE CODE

Under the Dutch Code on Corporate Governance (the Dutch Code) published by the Dutch Corporate Governance Committee (the Tabaksblat Committee) in 2003, listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. The corporate governance section of this report on page 86 states that where the company has not completely applied the best practice provisions of the Dutch Code relating to remuneration matters, such information will be provided in this report.

Best Practice Provision II.2.5 of the Dutch Code provides that neither the exercise price nor the other conditions regarding options granted to Managing Board directors may be modified during the term of the options, except as prompted by structural changes relating to shares or the company in accordance with established market practice. James Hardie may modify the term of the options as specified in the LTIP or employment agreement with a Managing Board director upon departure of the employee of other circumstances described in the LTIP.

Best Practice Provision II.2.7 of the Dutch Code provides that a severance payment to a Managing Board director shall not exceed one time the amount of the fixed salary. In contracts with Managing Board directors, the severance payments are agreed upon on an individual basis, taking into account home country practice and the Managing Board director's specific situation . Consistent with Mr Gries' prior employment agreement when he acted as the company's Chief Operating Officer, Mr Gries' current contract specifies that in the event of a termination without cause or for good reason, he will receive 1.5 times his annual base salary and 1.5 times his average annual bonus in addition to a two-year consulting contract, as long as he maintains the company's non-compete and confidentiality agreements.

Best Practice Provision III.7.1 of the Dutch Code provides that members of the Supervisory Board shall not be granted shares by way of remuneration. Although our members of the Supervisory Board are not granted shares by way of remuneration, the guideline contained in the Stock Accumulation Policy provides guidance that they should accumulate a minimum of 1.5 times their annual base board fees in share ownership within the six year period from the date of their appointment as a Supervisory Board member. We believe this practice is to the benefit of the company and is common practice in Australia and the United States.

This report is made in accordance with a resolution of the members of the Joint Board.

Michael Hammes
Chairman
Supervisory and Joint Boards

Approved 30 June 2009

Louis Gries
Chief Executive Officer and
Chairman, Managing Board

CORPORATE GOVERNANCE

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

These Corporate Governance Principles describe the corporate governance arrangements that have been followed by James Hardie from the commencement of the fiscal year and contain an overview of our corporate governance framework, developed and approved by the Nominating and Governance Committee and, on its recommendation, adopted by the Joint, Supervisory and Managing Boards (the Boards) in June 2009.

These Corporate Governance Principles, as well as our Articles of Association, Board and Board Committee charters and key company policies, as updated from time to time, are available from the Investor Relations area of our website (www.jameshardie.com) or by requesting a printed copy from the Company Secretary at the company's head office at Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands.

1. CORPORATE GOVERNANCE AT JAMES HARDIE

1.1 OVERVIEW

James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the Dutch Authority Financial Markets, the ASX, ASIC, the NYSE, the US SEC and various other rule-making bodies.

James Hardie's corporate governance framework is reviewed regularly and updated as appropriate to reflect what we believe are our and our stakeholders' interests, changes in law and current best practices.

Our corporate governance framework incorporates a number of processes and policies designed to provide the Boards with appropriate assurance about the operations and governance of the company and thereby protect shareholder value. Further details of these processes and policies are set out in this report.

1.2 REVIEW OF DOMICILE

The Boards and a special committee of certain members of the Supervisory and Managing Boards and one member of management (Due Diligence Committee) have spent significant time reviewing:

- a proposal to move James Hardie's domicile to Ireland in a two stage transaction that will ultimately transform James Hardie Industries NV into an Irish Societas Europaea company (or Irish SE) (the Proposal); and
- the corporate governance arrangements which James Hardie intends to adopt following the implementation of each of those stages if each stage of the Proposal is approved by James Hardie's shareholders.

These governance arrangements are not described in this report. They are set out in detail in sections 4 and 5 of the Explanatory Memorandum which will be issued to explain the Proposal to shareholders. People who require more information about the Proposal should refer to the Explanatory Memorandum (see Additional information and where to find it on page 132).

If our shareholders approve both stages of the Proposal and the company is transformed from a Dutch NV company to an Irish SE, the existing Dutch-style Articles of Association will no longer apply and will instead be replaced with a memorandum and articles of association consistent with company law in Ireland as supplemented by the provisions of the EC Council Regulation 2157/2001.

In addition, if we become James Hardie Industries SE, domiciled in Ireland (or Irish SE), the Dutch Corporate Governance Code will no longer apply to us. We will become subject to the regulatory requirements of the Irish Takeover Panel, which will generally only be relevant where a third party has made a takeover offer for Irish SE or an approach which may lead to a takeover offer. The Combined Code on Corporate Governance as published by the Financial Reporting Council in the UK will not apply to Irish SE unless its shares become quoted on the Irish Stock Exchange or the London Stock Exchange.

James Hardie (as an Irish SE) will continue to comply with the ASX Corporate Governance Council Principles and Recommendations (Principles and Recommendations) as its general policy and will continue to explain any departures from those Principles and Recommendations in its annual report. As an Irish SE the company will also continue to follow the NYSE corporate governance standards for listed companies that are foreign private issuers (which will include Irish SE).

2. EXISTING BOARD STRUCTURE

2.1 THREE BOARDS

James Hardie currently has a multi-tiered board structure, which is consistent with Dutch corporate law. This structure consists of a Joint Board, a Supervisory Board and a Managing Board. The Joint Board is comprised of all non-executive directors and our CEO and is therefore the equivalent of a full board of directors of a company in the United States or Australia.

The responsibilities of our Boards and Board Committees are formalised in charters and our Articles of Association which reserve certain matters to one or more Boards and/or Board Committees. This division of duties facilitates the Supervisory and Joint Boards providing strategic guidance to the Managing Board as well as providing appropriate supervision of the Managing Board's activities. Apart from the matters specifically reserved to the Joint or Supervisory Boards or one of the Board Committees, or any matters the Supervisory Board determines require its approval, the Managing Board has the authority to manage the company. During the fiscal year the Boards reviewed this division of duties with the assistance of an external advisor and made no changes.

In discharging its duties, each Board aims to take into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and all other parties involved in or with James Hardie.

2.2 SUPERVISORY BOARD

The Supervisory Board includes only non-executive directors and must have at least two members, or a higher number as determined by the Supervisory Board. Supervisory Board directors are appointed by our shareholders at a General Meeting, or by the Supervisory Board if there is a vacancy. The Supervisory Board and our shareholders have the right to nominate candidates for the Supervisory Board. Supervisory Board directors may be dismissed by our shareholders at a General Meeting.

In discharging their duties, Supervisory Board directors are provided with direct access to senior executives and outside advisors and auditors. The Supervisory Board, Board Committees and individual directors may all seek independent professional advice at the company's expense for the proper performance of their duties.

The Supervisory Board supervises and provides advice to the Managing Board, and is responsible for, amongst other matters:

- nominating Managing Board directors for election by shareholders;
- appointing and removing the CEO and the Chairman of the Managing Board;
- approving Managing Board decisions relating to specified matters or above agreed thresholds;
- approving the strategic plan and annual budget proposed by the Managing Board;
- approving the annual financial accounts;
- supervising the policy and actions pursued by the Managing Board;
- supervising the general course of affairs of James Hardie and the business enterprise it operates; and
- approving issues of new shares.

2.3 MANAGING BOARD

The Managing Board includes only executive directors and must have at least two members, or such higher number as determined by the Supervisory Board. The Managing Board directors are appointed by our shareholders at a General Meeting. The Supervisory Board may appoint interim members to the Managing Board if there is a vacancy on the Managing Board. The Supervisory Board and our shareholders may nominate candidates for the Managing Board.

The Supervisory Board appoints one Managing Board director as its Chairman and one member as its CEO. The Supervisory Board has appointed our current CEO to chair the Managing Board, thereby filling both roles.

Managing Board directors may be dismissed by our shareholders at a General Meeting and may be suspended at any time by the Supervisory Board.

The Managing Board is accountable to the Supervisory Board, the Joint Board and to the shareholders for the performance of its duties, and is responsible for the day-to-day management of the company, including:

- administering the company's general affairs, operations and finance;
- preparing a strategic plan and budget setting out operational and financial objectives, implementation strategy and parameters for the company for the next three years, for approval by the Joint and Supervisory Boards;
- ensuring the implementation of the company's strategic plan;
- preparing quarterly and annual accounts, management reports and media releases;
- monitoring the company's compliance with all relevant legislation and regulations and managing the risks associated with the company's activities;
- reporting and discussing the company's internal risk management and control systems with the Supervisory Board and the Audit Committee; and
- representing, entering into and performing agreements on behalf of the company.

2.4 JOINT BOARD

The Joint Board consists of between three and twelve members as determined by the Supervisory Board's Chairman, or a greater number as determined by our shareholders at a General Meeting. The Joint Board includes all of the Supervisory Board directors as well as our CEO.

The Joint Board is allocated specific tasks under the Articles of Association, but is primarily a forum for communication between the Managing Board and Supervisory Board. It is responsible for:

- supervising the general course of affairs of James Hardie;
- approving declaration of dividends;
- approving any share buy-back programs and cancelling the shares bought back;
- approving issues of new shares;
- approving any significant changes in the identity or nature of the company;
- approving the strategy set by the Managing Board;
- monitoring company performance; and
- maintaining effective external disclosure policies and procedures.

The core responsibility of the Joint Board is to oversee the general course of affairs of the company by exercising business judgment in the best interests of the company and its stakeholders.

If Stage 1 of the Proposal referred to in Section 1.2 is approved and implemented and James Hardie becomes a Dutch SE company, the Joint Board will be abolished. Its responsibilities will be assumed by the Supervisory Board until Stage 2 of the Proposal is approved and implemented and Dutch SE becomes an Irish SE, at which time James Hardie will operate under a single tiered board.

3. OPERATION OF THE BOARDS

3.1 BOARD MEETINGS

The Joint Board and Supervisory Board generally meet concurrently, at least five times a year or whenever the Chairman or two or more members have requested a meeting. Joint Board and Supervisory Board meetings are generally held at the company's offices in The Netherlands, but may be held elsewhere. At each physical meeting, the Supervisory Board meets in executive session without management present for at least part of the meeting. The Joint and Supervisory Boards may also pass resolutions by written consent.

The Managing Board generally meets at least monthly and the majority of its meetings are held at the company's offices in The Netherlands.

The number of Board and Board Committee meetings held, and each director's attendance during the fiscal year, is set out below:

Attendance at Board and Board Committee meetings during the year ended 31 March 2009

	BOARD						BOARD COMMITTEE							
Name	Joint		Supervisory		Managing		Audit		Remuneration		Nominating and Governance		Due Diligence	
	A[1]	B[2]	A	B	A	B	A	B	A	B	A	B	A	B
Supervisory and Joint Board Directors														
Director														
Michael Hammes	11	11	11	11	–	–	–	–	–	–	–	–	5	5
Donald McGauchie	11	11	11	11	–	–	–	–	12	12	4	4	–	–
Brian Anderson	11	11	11	11	–	–	4	4	1	1	–	–	5	5
David Harrison	11	11	11	11	–	–	4	4	1	1	–	–	5	5
James Osborne	1	1	1	1	–	–	–	–	–	–	–	–	1	1
Rudy Van der Meer	11	10	11	10	–	–	–	–	–	–	4	4	–	–
Former Supervisory Board Directors														
David Andrews	9	6	–	–	–	–	–	–	–	–	4	3	4	2
Don DeFosset	6	6	6	6	–	–	–	–	–	–	–	–	–	–
James Loudon	6	3	6	3	–	–	2	1	7	5	–	–	–	–
Catherine Walter	9	9	9	9	–	–	4	4	–	–	–	–	–	–
Managing Board Directors														
Louis Gries	–	–	–	–	41	38	–	–	–	–	–	–	5	5
Russell Chenu	–	–	–	–	41	41	–	–	–	–	–	–	5	5
Rob Cox	–	–	–	–	41	40	–	–	–	–	–	–	5	5

[1] Number of meetings held during the period the director was a member of the Board and/or Board Committee.

[2] Number of meetings attended during the period the director was a member of the Board and/or Board Committee.

3.2 DIRECTOR QUALIFICATIONS

Directors have skills, qualifications, experience and expertise which assist the Boards to fulfill their responsibilities, and assist the company to create shareholder value. The skills, qualifications, experience and relevant expertise of each director, and his or her term of appointment, are summarised on pages 26–27 of this annual report and also appear in the Investor Relations area of our website (www.jameshardie.com).

Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board Committee meetings. The Nominating and Governance Committee reviews the other commitments of Supervisory Board members each year.

3.3 SUCCESSION PLANNING

The Supervisory Board, together with the Nominating and Governance Committee, has developed, and periodically revises with the CEO, management succession plans, policies and procedures for our CEO and other senior executives.

Joint and Supervisory Board renewal has been a priority for the Supervisory Board and Nominating and Governance Committee during recent years. A number of changes occurred in the composition of the Boards during the fiscal year.

In response to the increasing possibility of the Proposal being recommended by the Boards to our shareholders, the Supervisory Board, together with the Nominating and Governance Committee, considered the desired profile of the Boards, including the right number, mix of skills, qualifications, experience, expertise and geographic location of its Directors, to maximise the effectiveness of the Boards prior to, during and after each stage of the Proposal's approval by our shareholders and implementation. The Supervisory Board resolved to consider appointing additional directors to its Board if the Proposal is approved by our shareholders and implemented.

3.4 RETIREMENT AND TENURE POLICY

The company currently adopts the recommendation of the Dutch Corporate Governance Code (the Dutch Code) limiting tenure of Supervisory Board directors to twelve years, unless the Supervisory Board determines that it would be in the best interests of the company for a director to serve longer than this period. None of our current Supervisory Board directors has served for more than twelve years. There is no tenure policy for Managing Board directors. However, the performance of Managing Board directors is assessed annually.

3.5 BOARD EVALUATION

The Nominating and Governance Committee supervises the Supervisory Board evaluation process and makes recommendations to the Supervisory Board.

During the fiscal year, a purpose-designed survey was used by directors to self-assess the operation of the Supervisory Board and each Board Committee, and the results were reviewed and discussed by the Nominating and Governance Committee and the Supervisory Board. The Chairman discussed with each Supervisory Board director, and the Deputy Chairman discussed with the Chairman, his or her performance and contribution to the effectiveness of the Joint and Supervisory Boards. The Joint and Supervisory Boards also engaged an external facilitator during the fiscal year to assist in the Board evaluation process and provide an outside perspective on the Boards' effectiveness.

The Nominating and Governance Committee and the Supervisory Board discuss annually, without Managing Board directors present, the performance of the CEO, the other Managing Board directors and the Managing Board as a corporate body, and the Chairman provides that feedback to the CEO. The CEO uses the feedback as part of an annual review of the other Managing Board directors.

3.6 DIRECTOR RE-ELECTION

No director (other than the CEO) shall hold office for a continuous period of more than three years, or past the end of the third Annual General Meeting (AGM) following his or her appointment, whichever is longer, without submitting him or herself for re-election. A person appointed to the Boards to fill a vacancy must submit him or herself for re-election at the next AGM.

Directors are not automatically nominated for re-election at the end of their three-year term. Nomination for re-election is based on their individual performance and the company's needs. The Nominating and Governance Committee and the Supervisory Board discuss in detail the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.

The CEO is not required to stand for re-election as a Managing Board director as long as the individual remains as the CEO. This is a departure from the Best Practice Provisions of the Dutch Code, but the company believes it is appropriate as it supports the continuity of management performance.

3.7 INDEPENDENCE

The company requires the majority of directors on the Supervisory and Joint Boards and Board Committees, as well as the Chairman of the Joint and Supervisory Boards to be independent, unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other regulatory body.

Each year the Supervisory Board, together with the Nominating and Governance Committee, assesses each Supervisory Board director and his or her responses to a lengthy questionnaire on matters relevant to his or her independence according to the rules and regulations of the Dutch Code, the NYSE and SEC as well as the Principles and Recommendations. Following this assessment, the Supervisory Board has determined that each Supervisory Board director is independent.

All directors are expected to bring their independent views and judgment to the Boards and Board Committees and must declare any potential or actual conflicts of interest.

The Supervisory Board has not set materiality thresholds for assessing independence and considers all relationships on a case-by-case basis, considering the accounting standards' approach to materiality and the rules and regulations of the applicable exchange or regulatory body.

The Supervisory Board considered the following specific matters prior to determining that each Supervisory Board director was independent:

- Donald McGauchie was for all of the fiscal year Chairman of Telstra, Australia's largest telecommunications company, from whom the company purchases communications services;
- Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any James Hardie products directly from James Hardie, although it does buy James Hardie products through the company's customers; and
- Rudy van der Meer is a Member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V.. Entities in the ING Group provide financial services to the company. In each case those entities were providing these services to the company prior to Mr van der Meer becoming a Supervisory Board director.

Any transactions mentioned above were conducted on an arms-length basis and in accordance with normal terms and conditions and were not material to any of the companies listed above or to James Hardie. Each of these relationships existed and was disclosed before the person in question became a Supervisory Board director. It is not considered that these directors had any influence over these transactions.

3.8 ORIENTATION

The company has an orientation program for new directors, which was reviewed and updated during the fiscal year. The program includes an overview of the company's governance arrangements and directors' duties in The Netherlands, the United States and Australia, plant and market tours to impart relevant industry knowledge, briefings on the company's risk management and control framework, financial results and key risks and issues, and meeting other Supervisory Board directors, the CEO and members of management. New directors are provided with orientation materials including relevant corporate documents and policies and are expected to complete the entire orientation process within six months of their appointment.

3.9 BOARD CONTINUING DEVELOPMENT

The company operates within a complex industry, geographical and regulatory framework. The company regularly schedules time at physical Joint and Supervisory Board meetings to develop the Supervisory Board's understanding of the company's operations and regulatory environment, including updates on topical developments from management and external experts. A yearly plant and market tour forms an important part of the Supervisory Board's continuing development.

3.10 LETTER OF APPOINTMENT

Each incoming director of the Supervisory and Managing Boards receives a letter of appointment setting out the key terms and conditions of his or her appointment and the company's expectations of them in that role.

3.11 CHAIRMAN

The Supervisory Board appoints one of its members as the Chairman and that person also becomes the Chairman of the Joint Board. The Chairman must be an independent, non-executive director. The Chairman appoints the Deputy Chairman.

The Chairman co-ordinates the Supervisory Board's duties and responsibilities and acts as the main contact with the Managing Board. The Chairman:

- provides leadership to the Joint and Supervisory Boards;
- chairs Joint and Supervisory Board and shareholder meetings;
- facilitates Joint and Supervisory Board discussion;
- monitors, evaluates and assesses the performance of the company's Boards and Board Committees; and
- attends meetings of all Board Committees on an informal ex-officio basis.

The Chairman may not be the Chairman of the Remuneration or Audit Committee. The Chairman also may not be the CEO, other than in exceptional circumstances and/or for a short period of time.

The current Chairman is Mr Hammes and the current Deputy Chairman is Mr McGauchie.

3.12 REMUNERATION

A detailed description of the company's remuneration policies for directors and executives, and the link to performance, is set out in the Remuneration Report within the Directors' Report on pages 50–74 of this annual report.

3.13 INDEMNIFICATION

The company's Articles of Association provide for indemnification of any person who is (or keep indemnified any person who was) a Board director or one of our employees, officers or agents, or, who at our request has become a director, officer or agent of another entity or a trust, who suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in our interest. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or willful misconduct in performing their duties. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

The company and some of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to Board directors and senior executives who are officers or directors of the company or its subsidiaries. The indemnities provided are consistent with the Articles of Association and relevant laws.

3.14 EVALUATION OF MANAGEMENT

At least once a year, the CEO, Remuneration Committee and Supervisory Board review the performance of each member of the Senior Leadership Team against agreed performance measures. This discussion occurs at a different meeting to that which discusses management succession planning. The CEO uses this feedback to assist in the annual review of members of the Senior Leadership Team. This process was followed during the fiscal year.

3.15 INFORMATION FOR THE BOARD

Joint and Supervisory Board directors receive timely and necessary information to allow them to fulfill their duties, including access to senior executives if required. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Joint and Supervisory Boards.

The Joint and Supervisory Boards have regular discussions with the Managing Board on the company's strategy and performance, including two sessions every year where they spend an entire day discussing the company's strategy and progress. The Boards have also scheduled an annual calendar of topics to be covered to assist them to properly discharge all of their responsibilities.

Supervisory Board directors receive a copy of all Board Committee papers for physical meetings and may attend any Board Committee meeting, whether or not they are members of the Board Committee. Directors also receive the minutes which record each Board Committee's deliberations and findings, as well as oral reports from each Board Committee Chairman.

The Supervisory Board also receives and reviews the minutes of each Managing Board meeting.

4. BOARD COMMITTEES

The Board Committees are generally committees of the Supervisory Board and comprise the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. The Board Committee Charters are available from the Investor Relations area of our website (www.jameshardie.com).

Each Board Committee meets at least quarterly and has scheduled an annual calendar of meeting and discussion topics to assist it to properly discharge all of its responsibilities.

The Supervisory Board may also form ad hoc committees from time to time. During the fiscal year the Supervisory Board formed the Due Diligence Committee (discussed in more detail in section 4.4 below) to review management's progress in developing a proposal to move the company's domicile from The Netherlands.

4.1 AUDIT COMMITTEE

The Audit Committee oversees the adequacy and effectiveness of the company's accounting and financial policies and controls. The key aspects of the terms of reference followed by our Audit Committee are set out in this report. The Audit Committee meets at least quarterly in a separate executive session with the External Auditor and Internal Auditor.

Currently, the members of the Audit Committee are Mr Anderson (Chairman), Mr Harrison and Mr Osborne. Mr Loudon and Mrs Walter were members of the Audit Committee until they ceased to be Supervisory Board directors on 22 August 2008 and 13 March 2009, respectively.

All members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member of the Audit Committee shall be an "audit committee financial expert" as determined by the Nominating and Governance Committee and the Supervisory Board in accordance with the SEC rules. These may be the same person. The Nominating and Governance Committee and the Supervisory Board have determined that Mr Anderson and Mr Harrison are "audit committee financial experts".

Under the NYSE listing standards that apply to US companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company's board must determine that the simultaneous service will not impair the ability of this member to effectively serve on the listed company's audit committee. Although the company is not bound by this provision, it follows it voluntarily. Mr Anderson serves on the audit committees of three public companies in addition to our Audit Committee. The Supervisory Board has determined that this simultaneous service does not impair his ability to effectively serve on our Audit Committee.

The Audit Committee provides advice and assistance to the Supervisory Board in fulfilling its responsibilities and, amongst other matters:

- overseeing the company's financial reporting process and reports on the results of its activities to the Supervisory Board;
- reviewing with management and the External Auditor the company's annual and quarterly financial statements and reports to shareholders;
- discussing earnings releases as well as information and earnings guidance provided to analysts;
- reviewing and assessing the company's risk management policies and procedures;
- having general oversight of the appointment and provision of all external audit services to the company and the company's internal audit function;
- reviewing the adequacy and effectiveness of the company's internal compliance and control procedures;
- reviewing the company's compliance with legal and regulatory requirements; and
- establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistleblowers.

Conflicts of interest

The Audit Committee oversees the company's Code of Business Conduct and Ethics policy and other business-related conflict of interest issues as they arise.

Reporting

The Audit Committee will inform the Supervisory Board of any general issues that arise with respect to the quality or integrity of the company's financial statements, the company's compliance with legal or regulatory requirements, the company's risk management systems, the performance and independence of the External Auditor, or the performance of the internal audit function.

4.2 NOMINATING AND GOVERNANCE COMMITTEE

The Nominating and Governance Committee is responsible for:

- identifying individuals qualified to become Managing Board or Supervisory Board directors;
- recommending to the Supervisory Board candidates for the Managing Board or Supervisory Board (to be appointed by shareholders at an AGM);
- overseeing the evaluation of the Supervisory and Managing Boards and senior management;
- assessing the independence of each Supervisory Board director;
- conducting the AIM and AGM; and
- performing a leadership role in shaping the company's corporate governance policies.

The current members of the Nominating and Governance Committee are Mr McGauchie (Chairman), Mr van der Meer and Mr Harrison. Mr Andrews was a member of the Nominating and Governance Committee throughout the year, until he ceased to be a Supervisory Board director on 10 February 2009.

4.3 REMUNERATION COMMITTEE

The Remuneration Committee oversees the company's overall remuneration structure, policies and programs; assesses whether the company's remuneration structure establishes appropriate incentives for management and employees; and approves any significant changes in the company's remuneration structure, policies and programs. It also:

- administers and makes recommendations on the company's incentive compensation and equity-based remuneration plans;
- reviews the remuneration of Supervisory Board directors;
- reviews the remuneration policy for Managing Board directors; and
- makes recommendations to the Supervisory Board on the company's recruitment, retention and termination policies and procedures for senior management.

Members of the Remuneration Committee must qualify as "non-employee directors" for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and "outside directors" for the purposes of Section 162(m) of the US Internal Revenue Code.

Further details on the role of the Remuneration Committee are disclosed in the Remuneration Report within the Directors' Report on pages 50–74 of this annual report.

The current members of the Remuneration Committee are Mr Harrison (Chairman), Mr Anderson and Mr McGauchie. Mr Andrews was Chairman of the Remuneration Committee until he ceased to be a Supervisory Board director on 10 February 2009.

4.4 DUE DILIGENCE COMMITTEE

During the fiscal year, the Supervisory Board formed the Due Diligence Committee, comprised of representatives from the Supervisory Board together with the Managing Board and a representative of the company's management. This committee was formed to assist the Boards with reviewing and considering alternative proposals to move the company's domicile by:

- co-ordinating and overseeing implementation of the due diligence process; and
- reporting back to the Boards regarding the conduct of this process.

The purpose of the due diligence process has been to assist in ensuring that the Explanatory Memorandum and Notices of Meeting (Meeting Materials) prepared in connection with the proposal to move the company's domicile are accurate and complete in all material respects and contain all required information.

The due diligence and verification process undertaken by the Due Diligence Committee culminated in a report to the Managing and Supervisory Boards on the due diligence process undertaken and its results, including recommending that the Meeting Materials for the Proposal be submitted to the Boards for endorsement.

The Supervisory Board members of the Due Diligence Committee are Mr Anderson (Chairman), Mr Hammes and Mr Osborne. Mr Andrews was a member of the Due Diligence Committee until he ceased to be a Supervisory Board director on 10 February 2009.

5. POLICIES AND PROCESSES

As noted at the start of this report, we have a number of policies that address key aspects of our corporate governance. Our key policies cover:

- Code of Business Conduct and Ethics;
- Ethics Hotline;
- Continuous Disclosure and Market Communication; and
- Insider Trading.

Copies of all these policies are available in the Investor Relations area of our website (www.jameshardie.com).

5.1 CODE OF BUSINESS CONDUCT AND ETHICS

We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour. We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie's activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees and directors. The Code of Business Conduct and Ethics covers many aspects of company policy that govern compliance with legal and other responsibilities to stakeholders. All directors and company employees worldwide are reminded annually of the existence of the Code and asked to confirm that they have read it. During the fiscal year, the Audit Committee approved updates to the Code of Business Conduct and Ethics based on a review of best practices.

5.2 COMPLAINTS/ETHICS HOTLINE

Our Code of Business Conduct and Ethics policy provides employees with advice about who they should contact if they have information or questions regarding violations of the policy. James Hardie has a telephone Ethics Hotline operated by an independent external provider which allows employees to report anonymously any concerns. All company employees worldwide are reminded annually of the existence of the Ethics Hotline.

During the fiscal year, the Audit Committee conducted a review of the operation of our Ethics Hotline and complaint reporting processes to assess the nature and number of complaints submitted, in particular to review fraud/accounting related complaints while maintaining overall visibility to complaints of any other nature. Following its review, the complaint reporting process was revised so that all complaints, whether to the Ethics Hotline or otherwise, are initially reported directly to the General Counsel and Director of Internal Audit (except in cases where the complaint refers to one of them). The timing of when the Audit Committee receives the reports depends on the severity of the complaints, with the most serious complaints referred immediately to the Chairmen of the Audit Committee and Supervisory Board and less serious complaints reported to the Audit Committee on a quarterly basis and at different levels of detail, depending on the nature of the complaint.

Interested parties who have a concern about James Hardie's conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the company's Chairman (or Presiding Director for NYSE purposes), Deputy Chairman, Supervisory Board directors as a group, the Chairman of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the company's head office at Atrium, 8th Floor, Strawinkylaan 3077, 1077 ZX Amsterdam, The Netherlands or submitted by phone at +31 203 012 986. All concerns will be forwarded to the appropriate Supervisory Board directors for their review, and will be simultaneously reviewed and addressed by our General Counsel in the same way that other concerns are addressed. Our Code of Business Conduct and Ethics policy, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.

5.3 CONTINUOUS DISCLOSURE AND MARKET COMMUNICATION

We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC), the United States (SEC and NYSE) and The Netherlands (AFM).

Our Continuous Disclosure and Market Communication Policy aims to ensure that investors can easily understand James Hardie's strategies, assess the quality of its management and examine its financial position and the strength of its growth prospects, and that the company complies with all of its legal disclosure obligations.

The Managing Board is responsible for ensuring the company complies with our continuous disclosure obligations. A Disclosure Committee comprised of the Managing Board and the VP Investor and Media Relations is responsible for all decisions regarding our market disclosure obligations outside of the company's normal financial reporting calendar. For our quarterly and annual results releases, the Managing Board is supported by the Financial Statements Disclosure Committee, which provides assurance regarding our compliance with reporting processes and controls. The Managing Board discusses with the Audit Committee any issues arising out of meetings of the Financial Statements Disclosure Committee that affect the quarterly and annual results releases. The Audit Committee reviewed the company's disclosure practices under the Continuous Disclosure and Market Communication policy during the fiscal year.

5.4 SHARE TRADING

All company employees and directors are subject to our Insider Trading Policy. Company employees and directors may only buy or sell the company's securities within four weeks beginning two days after the announcement of quarterly or full year results, or another period designated by the Supervisory Board for this purpose, provided they are not in possession of price sensitive information.

There are additional restrictions on trading for designated senior employees and directors, including a requirement that they receive prior clearance from the company's compliance officer before trading or pledging their shares by taking out a margin loan over them, and a general prohibition on hedging or selling any shares or options for short-swing profit. Company employees who are not designated employees may hedge vested options or shares, provided they notify the company.

The Managing Board recognises that it is the individual responsibility of each James Hardie director and employee to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the compliance officer in no way implies approval of any transaction.

6. RISK MANAGEMENT

6.1 OVERALL RESPONSIBILITY

The Audit Committee has oversight of the company's risk management policies, procedures and controls. The Audit Committee reviews, monitors and discusses these matters with the Managing Board. The Audit Committee and Managing Board report periodically to the Supervisory Board on the company's risk management policies, processes and controls.

The Audit Committee is supported in its oversight role by the policies put in place by the Managing Board to oversee and manage material business risks, as well as the roles played by the Risk Management Committee (described in detail in section 6.4 below) and internal and external audit functions. The internal and external audit functions are separate from and independent of each other and each has a direct reporting line to the Audit Committee.

6.2 OBJECTIVE

The company considers that a sound framework of risk management policies, procedures and controls produces a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and creation of shareholder value. The objective of the company's risk management policies, procedures and controls is to ensure that:

- our risk management systems are effective;
- our principal strategic, operational and financial risks are identified;
- effective systems are in place to monitor and manage risks; and
- reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

Risk management does not involve avoiding all risks. The company's risk management policies seek to strike a balance between ensuring that the company continues to generate financial returns and simultaneously manages risks appropriately by setting appropriate strategies and objectives.

6.3 POLICIES FOR MANAGEMENT OF MATERIAL BUSINESS RISKS

Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of our systems of internal control and risk management. In addition to the measures described elsewhere in this report, the more significant policies, processes or controls adopted by the company for oversight and management of material business risks are:

- quarterly reporting to the Audit Committee of the Risk Management Committee's assessment of the key strategic, operations, reporting and compliance risks facing the company, the Risk Committee's assessment of the level of risk and the processes implemented to manage each of these key risks over the upcoming twelve months;
- an Enterprise Risk Management process, which involves developing contingency plans for the key risks facing the company and its assumptions in its three year strategic plans and beyond;
- a planning process involving the preparation of three-year strategic plans and a rolling twelve month forecast;
- annual budgeting and monthly reporting to monitor performance;
- an internal audit department with a reporting line direct to the Chairman of the Audit Committee;
- increased monitoring of the company's liquidity and status of renewals of finance facilities;
- maintaining an appropriate insurance program;
- maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives;
- issuing and revising standards and procedures in relation to environmental and health and safety matters;
- implementing and maintaining training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and intellectual property protection;
- issuing procedures requiring significant capital and recurring expenditure to be approved at the appropriate levels; and
- documenting detailed accounting policies, procedures and guidance for the group in a single group finance manual.

A summary of these policies, processes and controls is available in the Investor Relations area of our website (www.jameshardie.com).

One other example of the company's approach to managing significant business risks is the establishment of the Due Diligence Committee, which was formed to oversee the development of the company's proposal to move its domicile from The Netherlands.

During the fiscal year, the Audit Committee, and through it the Supervisory and Joint Boards, received a number of reports on the operation and effectiveness of the policies, processes and controls described in this section. This included a review by the Director of Internal Audit of the company's current risk management practices, how they compare with best practices and the steps proposed by management to continue cultivating the company's risk management culture.

6.4 RISK MANAGEMENT COMMITTEE

The Risk Management Committee, which reviews and monitors the risks facing the company, is the primary management forum for risk assessment and risk management in the company. This role is more formally documented in the company's Risk Management Committee Charter. The Risk Management Committee comprises a cross-functional group of employees and reports quarterly to both the Managing Board and Audit Committee on the procedures in place for identifying, monitoring, managing and reporting on the principal strategic, operational, financial and legal risks facing the company. The Risk Management Committee also oversees the company's Enterprise Risk Management process.

6.5 INTERNAL AUDIT

The Director of Internal Audit heads the internal audit department. The Internal Audit Charter sets out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department's workplan is approved annually by the Audit Committee. The Director of Internal Audit reports to the Chairman of the Audit Committee and meets quarterly with the Audit Committee and Supervisory Board in executive sessions.

6.6 EXTERNAL AUDIT

The External Auditor reviews each quarterly and half-year results announcement and audits the full year results.

The External Auditor attends each meeting of the Audit Committee, including an executive session where only members of the Audit Committee and Supervisory Board directors are present.

The Audit Committee has approved policies to ensure that all non-audit services performed by the External Auditor, including the amount of fees payable for those services, receive prior approval.

6.7 FINANCIAL STATEMENTS DISCLOSURE COMMITTEE

The Financial Statements Disclosure Committee is a management committee comprising senior finance, accounting, compliance, legal, tax, treasury and investor relations executives in the company, which meets with the Managing Board prior to the Supervisory Board's consideration of any quarterly or annual results. The Financial Statements Disclosure Committee is a forum for the Managing Board to discuss, and, on the basis of those discussions, report to the Audit Committee, about a range of risk management procedures, policies and controls, covering the draft results materials, business unit financial performance and the current status of legal, tax, treasury, accounting, compliance, internal audit, complaints and disclosure control matters.

6.8 CEO AND CFO CERTIFICATION OF FINANCIAL REPORTS

Under SEC rules and the company's internal control arrangements, our CEO and CFO provide certain certifications with respect to our full year financial statements, disclosure controls and procedures and internal controls over financial reporting. These certifications are more comprehensive and detailed than those required under the Australian Corporations Act and are considered appropriate given that the company's financial reports are prepared in accordance with US GAAP.

The Managing Board in turn receives quarterly assurance from the Financial Statements Disclosure Committee relating to the company's disclosure controls and procedures and internal controls over financial reporting. This assurance is supported by written quarterly and annual sub-certifications from the General Managers and Chief Financial Officers of each business unit, the Director Treasury and the Corporate Controller and the annual certifications from the Senior Leadership Team.

6.9 INTERNAL CONTROLS AND SOX 404

Each fiscal year, the members of the Senior Leadership Team, and key members of the company's business and corporate functions, complete an internal control certificate that seeks to confirm that adequate internal controls are in place and are operating effectively, and evaluate any failings and weaknesses.

6.10 MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of 31 March 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2009.

The effectiveness of our internal control over financial reporting as of 31 March 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of James Hardie Industries N.V.:

We have audited James Hardie Industries N.V.'s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). James Hardie Industries N.V's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, James Hardie Industries N.V. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of James Hardie Industries N.V. and subsidiaries as of March 31, 2009, and the related statements of operations, cash flows and shareholders' deficit for the year ended March 31, 2009 and our report dated June 19, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Orange County, California
June 19, 2009

6.11 STATEMENT ON RISK MANAGEMENT AND CONTROL

James Hardie has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed our internal risk management and control systems, the Managing Board believes that:

- the risk management and control systems provide reasonable assurance that this annual report does not contain any material inaccuracies; and
- no material failings in the risk management and control systems were discovered in our fiscal year 2009.

This statement is not a statement in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act. Our analysis of our internal risk management and control systems for purposes of the Dutch Code is different from the report that we are required to prepare in the United States pursuant to Section 404 of the Sarbanes-Oxley Act.

6.12 LIMITATIONS OF CONTROL SYSTEMS

Despite the steps outlined above, our management does not expect that our internal risk management and control systems will prevent or detect all error and all fraud. No matter how well it is designed and operated, a control system can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls' effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

7. SHAREHOLDERS' PARTICIPATION

7.1 LISTING INFORMATION

James Hardie is a public limited liability company (naamloze vennootschap) incorporated under Dutch law. James Hardie securities trade as CUFS on the ASX and as ADSs (which reference American Depositary Shares) on the NYSE.

7.2 ANNUAL INFORMATION MEETING (AIM)

Recognising that most shareholders will not be able to attend the AGM in The Netherlands, we conduct an AIM in Australia so shareholders can review items of business and other matters that will be considered and voted on at the AGM.

We distribute with the Notice of Meetings (for the AIM and the AGM) a question form which shareholders can use to submit questions in advance of the AIM. Shareholders can also ask questions relevant to the business of the meeting during the AIM.

For those shareholders unable to attend, the AIM is broadcast live over the internet in the Investor Relations area of the website (www.jameshardie.com). The webcast remains on the company's website so it can be replayed later if required. Shareholders are able to appoint representatives to attend the AIM on their behalf and ask questions.

The External Auditor attends the AIM by telephone and is available to answer questions.

7.3 ANNUAL GENERAL MEETING (AGM)

The AGM is held in The Netherlands within seven days of the AIM. Each shareholder (other than ADS holders) has the right to:

- attend the AGM either in person or by proxy;
- speak at the AGM; and
- exercise voting rights, subject to the provisions of our Articles of Association.

While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.

7.4 COMMUNICATION

We are committed to communicating effectively with our shareholders, through a program that includes:

- making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;
- audio webcasts of other management briefings and webcasts of the shareholder AIM;
- a comprehensive Investor Relations website that displays all company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and investor road show presentations;
- site visits and briefings on strategy for investment analysts;
- an email alert service to advise shareholders and other interested parties of announcements and other events; and
- equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the company, on a reasonable basis.

7.5 INVESTOR WEBSITE

We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.jameshardie.com). Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance structure. Except where stated, the contents of the website are not incorporated into this annual report.

8. COMPLIANCE WITH CORPORATE GOVERNANCE REQUIREMENTS

8.1 DUTCH CORPORATE GOVERNANCE CODE (DUTCH CODE)

Under the Dutch Code, listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. Listed Dutch companies must indicate expressly to what extent they apply the best practice provisions contained in the Dutch Code and, if they do not, why and to what extent they do not apply them.

The Dutch Code applies to James Hardie because it is a Dutch public limited liability company. Not applying a specific best practice provision is not in itself considered objectionable by the Dutch Code, and may well be justified because of particular circumstances relevant to James Hardie.

James Hardie's corporate governance structure and compliance with the Dutch Code are the joint responsibility of the Managing Board and the Supervisory Board, which are accountable for this to shareholders at the AGM.

James Hardie complies with almost all of the principles and best practice provisions contained in the Dutch Code. In accordance with the requirements of the Dutch Code, this document describes instances where James Hardie does not fully comply with the letter of a principle or best practice provision contained in the Dutch Code and the reasons why. Where these instances relate to the remuneration of Supervisory, Joint or Managing Board directors they are described in the Remuneration Report on pages 50–74 of this annual report.

8.2 ASX PRINCIPLES AND RECOMMENDATIONS

Under the Corporate Governance Council Principles and Recommendations published by the ASX Corporate Governance Council, listed Australian companies are encouraged to comply with the Principles and Recommendations. Except where otherwise stated, the company has complied with the Principles and Recommendations for the entire period described in this annual report.

For the benefit of Australian holders, the Investor Relations area of our website (www.jameshardie.com) contains more detail about the ways in which we comply with the Principles and Recommendations.

8.3 NYSE CORPORATE GOVERNANCE RULES

In accordance with the NYSE corporate governance standards, listed companies that are foreign private issuers (which includes James Hardie) are permitted to follow home-country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the Listed Company Manual, except that foreign private issuers are required to comply with Section 303A.06, Section 303A.11 and Section 303A.12(b) and (c), each of which is discussed below.

Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Section 303A.11 provides that listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Section 303A.12(b) provides that each listed company's CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A. Section 303A.12(c) provides that each listed company must submit a written affirmation annually to the NYSE about its compliance with the NYSE's corporate governance listing standards and a written interim affirmation to the NYSE upon the occurrence of certain specified changes to the Audit Committee.

James Hardie presently complies with the mandatory NYSE listing standards and many of the non-compulsory standards including, for example, the requirement that a majority of our directors meet the independence requirements of the NYSE. In accordance with Section 303A.11, we disclose in this report, and in our annual report on Form 20-F that is filed with the SEC, any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. Our annual report on Form 20-F is available from the Investor Relations area of our website (www.jameshardie.com) or from our corporate offices, the addresses of which are shown on page 130 of this annual report.

Two ways in which our corporate governance practices differ significantly from those followed by US domestic companies under NYSE listing standards should be noted:

- In the US, an audit committee of a public company is required to be directly responsible for appointing the company's independent registered public accounting firm. Under Dutch law, the independent registered public accounting firm is appointed by the shareholders or, in the absence of such an appointment, by the Supervisory Board and then the Managing Board; and
- NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement. In our case, the charters of our Board Committees reflect Australian and Dutch practices, in that we have a majority of independent directors on these committees, unless a higher number is mandatory. Notwithstanding this difference, our Supervisory Board has determined that all of the current members of our Audit Committee, Remuneration Committee and Nominating and Governance Committee presently qualify as independent in accordance with the rules and regulations of the SEC and the NYSE.

8.4 ANTI-TAKEOVER PROTECTIONS AND CONTROL OVER THE COMPANY

The company is not formally subject to the takeover laws that apply to listed companies incorporated in Australia or in The Netherlands. Article 49 of our Articles of Association has been incorporated to provide shareholders with similar protections in the event of a potential change of control to those provided to shareholders in Australian listed companies under the Australian Corporations Act. The purpose of Article 49 is to ensure that:

- the acquisition of control over CUFS or shares takes place in an efficient, competitive and informed market;
- each shareholder and CUFS holder and the Managing Board, Joint Board and Supervisory Board:
    i. know the identity of any person who proposes to acquire a substantial interest in the company;
    ii. are given reasonable time to consider a proposal to acquire a substantial interest in the company; and
    iii. are given enough information to assess the merits of a proposal to acquire a substantial interest in the company; and
- as far as practicable, the shareholders and CUFS holders all have a reasonable and equal opportunity to participate in any benefits accruing through a proposal to acquire a substantial interest in the company.

Article 47.7 of our Articles of Association permits the company to take actions against any shareholder who is in breach of Article 49 of the Articles of Association including ordering the shareholder to divest all or part of his or her shares held in breach of Article 49 of the Articles of Association; to disregard the exercise by a shareholder of all or part of the voting rights attached to his or her shares if the right to vote is held in breach of Article 49 of the Articles of Association; or suspend such shareholder from the right to receive all or part of the dividends or other distributions arising from the shares.

Article 49.9 of the Articles of Association permits the company to take the actions specified in Article 49.7 after receiving advice from a senior Australian legal practitioner that a breach of the Articles of Association has occurred. Article 49.10 of the Articles of Association permits the company to take such action on a temporary basis of up to 21 days before obtaining advice from a senior Australian legal practitioner.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF JAMES HARDIE INDUSTRIES N.V.

We have audited the accompanying consolidated balance sheet of James Hardie Industries N.V. and subsidiaries as of March 31, 2009, and the related consolidated statement of operations, cash flows and shareholders' deficit for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries N.V. and subsidiaries at March 31, 2009, and the consolidated results of their operations and their cash flows for the year ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), James Hardie Industries N.V.'s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 19, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Orange County, California
June 19, 2009

CONSOLIDATED BALANCE SHEETS

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

		(Millions of US dollars) 31 March		(Millions of Australian dollars) 31 March	
ASSETS	Notes	**2009**	2008	**2009**	2008
Current assets:				**(Unaudited)**	(Unaudited)
Cash and cash equivalents	3	**$ 42.4**	$ 35.4	**A$ 61.7**	A$ 38.6
Restricted cash and cash equivalents	4	**5.3**	5.0	**7.7**	5.5
Restricted cash and cash equivalents – Asbestos	11	**45.4**	37.4	**66.1**	40.8
Restricted short-term investments – Asbestos	11	**52.9**	77.7	**77.0**	84.7
Accounts and notes receivable, net of allowance for doubtful accounts of $1.4 million (A$2.0 million) and $2.0 million (A$2.2 million) as of 31 March 2009 and 31 March 2008, respectively	5	**111.4**	131.4	**162.1**	143.3
Inventories	6	**128.9**	179.7	**187.6**	195.9
Prepaid expenses and other current assets		**20.4**	28.0	**29.7**	30.5
Insurance receivable – Asbestos	11	**12.6**	14.1	**18.3**	15.4
Workers' compensation – Asbestos	11	**0.6**	6.9	**0.9**	7.5
Deferred income taxes	14	**32.5**	8.2	**47.3**	8.9
Deferred income taxes – Asbestos	11	**12.3**	9.1	**17.9**	9.9
Total current assets		**464.7**	532.9	**676.3**	581.0
Property, plant and equipment, net	7	**700.8**	756.4	**1,019.8**	824.7
Insurance receivable – Asbestos	11	**149.0**	194.3	**216.9**	211.8
Workers' compensation – Asbestos	11	**73.8**	78.5	**107.4**	85.6
Deferred income taxes	14	**2.1**	13.2	**3.1**	14.4
Deferred income taxes – Asbestos	11	**333.2**	397.1	**484.8**	433.0
Deposit with Australian Taxation Office	14	**173.5**	205.8	**252.5**	224.4
Other assets		**1.6**	1.7	**2.3**	1.9
Total assets		**$ 1,898.7**	$ 2,179.9	**A$ 2,763.1**	A$ 2,376.8
LIABILITIES AND SHAREHOLDERS' DEFICIT					
Current liabilities:					
Accounts payable and accrued liabilities	8	**$ 89.1**	$ 107.6	**A$ 129.7**	A$ 117.3
Short-term debt	9	**93.3**	90.0	**135.8**	98.1
Accrued payroll and employee benefits		**35.5**	37.0	**51.7**	40.3
Accrued product warranties	10	**7.4**	6.9	**10.8**	7.5
Income taxes payable	14	**1.4**	13.0	**2.0**	14.2
Asbestos liability	11	**78.2**	78.7	**113.8**	85.8
Workers' compensation – Asbestos	11	**0.6**	6.9	**0.9**	7.5
Other liabilities		**9.5**	9.1	**13.8**	9.9
Total current liabilities		**315.0**	349.2	**458.5**	380.6
Long-term debt	9	**230.7**	174.5	**335.7**	190.3
Deferred income taxes	14	**100.8**	84.2	**146.7**	91.8
Accrued product warranties	10	**17.5**	10.8	**25.5**	11.8
Asbestos liability	11	**1,206.3**	1,497.8	**1,755.4**	1,633.1
Workers' compensation – Asbestos	11	**73.8**	78.5	**107.4**	85.6
Other liabilities		**63.3**	187.5	**92.1**	204.4
Total liabilities		**$ 2,007.4**	$ 2,382.5	**A$ 2,921.3**	A$ 2,597.6
Commitments and contingencies	13				
Shareholders' deficit:					
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 432,263,720 shares issued at 31 March 2009 and 432,214,668 issued at 31 March 2008		**219.2**	219.7		
Additional paid-in capital		**22.7**	19.3		
Accumulated deficit		**(352.8)**	(454.5)		
Common stock in treasury, at cost, nil shares and 708,695 shares at 31 March 2009 and 31 March 2008, respectively		**–**	(4.0)		
Accumulated other comprehensive income	18	**2.2**	16.9		
Total shareholders' deficit		**(108.7)**	(202.6)		
Total liabilities and shareholders' deficit		**$ 1,898.7**	$ 2,179.9		

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

(US$)

(Millions of US dollars, except per share data)	Notes	2009	2008	2007
		Years Ended 31 March		
Net sales	17	**$ 1,202.6**	$ 1,468.8	$ 1,542.9
Cost of goods sold		**(813.8)**	(938.8)	(969.9)
Gross profit		**388.8**	530.0	573.0
Selling, general and administrative expenses		**(208.8)**	(228.2)	(214.6)
Research and development expenses		**(23.8)**	(27.3)	(25.9)
Impairment charges	7	**–**	(71.0)	–
SCI and other related expenses		**–**	–	(13.6)
Asbestos adjustments	11	**17.4**	(240.1)	(405.5)
Operating income (loss)		**173.6**	(36.6)	(86.6)
Interest expense		**(11.2)**	(11.1)	(12.0)
Interest income		**8.2**	12.2	5.5
Other expense	12	**(14.8)**	–	–
Income (loss) before income taxes	17	**155.8**	(35.5)	(93.1)
Income tax (expense) benefit	14	**(19.5)**	(36.1)	243.9
Income (loss) before cumulative effect of change in accounting principle		**136.3**	(71.6)	150.8
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of nil, nil and $0.4 million, respectively		**–**	–	0.9
Net income (loss)		**$ 136.3**	$ (71.6)	$ 151.7
Net income (loss) per share – basic		**$ 0.32**	$ (0.16)	$ 0.33
Net income (loss) per share – diluted		**$ 0.31**	$ (0.16)	$ 0.33
Weighted average common shares outstanding (Millions):				
Basic	2	**432.3**	455.0	464.6
Diluted	2	**434.5**	455.0	466.4

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

(A$) UNAUDITED

	Years Ended 31 March		
(Millions of Australian dollars, except per share data)	**2009**	2008	2007
Net sales	**A$ 1,515.3**	A$ 1,689.6	A$ 2,016.0
Cost of goods sold	**(1,025.4)**	(1,079.9)	(1,267.3)
Gross profit	**489.9**	609.7	748.7
Selling, general and administrative expenses	**(263.1)**	(262.5)	(280.4)
Research and development expenses	**(30.0)**	(31.4)	(33.8)
Impairment charges	**–**	(81.7)	–
SCI and other related expenses	**–**	–	(17.8)
Asbestos adjustments	**21.9**	(276.2)	(529.8)
Operating income (loss)	**218.7**	(42.1)	(113.1)
Interest expense	**(14.1)**	(12.8)	(15.7)
Interest income	**10.3**	14.0	7.2
Other expense	**(18.6)**	–	–
Income (loss) before income taxes	**196.3**	(40.9)	(121.6)
Income tax (expense) benefit	**(24.6)**	(41.5)	318.7
Income (loss) before cumulative effect of change in accounting principle	**171.7**	(82.4)	197.1
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of nil, nil and A$0.5 million, respectively	**–**	–	1.2
Net income (loss)	**A$ 171.7**	A$ (82.4)	A$ 198.3
Net income (loss) per share – basic	**A$ 0.40**	A$ (0.18)	A$ 0.43
Net income (loss) per share – diluted	**A$ 0.40**	A$ (0.18)	A$ 0.43
Weighted average common shares outstanding (Millions):			
Basic	**432.3**	455.0	464.6
Diluted	**434.5**	455.0	466.4

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

(US$)

(Millions of US dollars, except per share data)	Years Ended 31 March 2009	2008	2007
Cash flows from operating activities			
Net income (loss)	**$ 136.3**	$ (71.6)	$ 151.7
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Depreciation and amortisation	**56.4**	56.5	50.7
Deferred income taxes	**(58.2)**	(54.0)	(310.4)
Prepaid pension cost	**0.7**	1.0	(0.4)
Stock-based compensation	**7.2**	7.7	4.5
Asbestos adjustments	**(17.4)**	240.1	405.5
Cumulative effect of change in accounting principle	**–**	–	(0.9)
Other-than-temporary impairment on investments	**14.8**	–	–
Impairment charges	**–**	71.0	–
Other	**–**	(3.4)	1.3
Changes in operating assets and liabilities:			
Restricted cash and cash equivalents	**69.0**	44.7	(5.0)
Payment to the AICF	**(110.0)**	–	(146.9)
Accounts and notes receivable	**6.6**	39.6	(4.8)
Inventories	**40.3**	(26.6)	(19.5)
Prepaid expenses and other current assets	**5.7**	4.9	(0.1)
Insurance receivable – Asbestos	**16.5**	16.7	–
Accounts payable and accrued liabilities	**(11.4)**	2.6	(18.4)
Asbestos liability	**(91.1)**	(67.0)	–
Deposit with Australian Taxation Office	**(9.9)**	(9.7)	(154.8)
ATO settlement payment	**(101.6)**	–	–
Other accrued liabilities and other liabilities	**0.9**	66.8	(19.6)
Net cash (used in) provided by operating activities	**(45.2)**	319.3	(67.1)
Cash flows from investing activities			
Purchases of property, plant and equipment	**(26.1)**	(38.5)	(92.6)
Net cash used in investing activities	**(26.1)**	(38.5)	(92.6)
Cash flows from financing activities			
Proceeds from short-term borrowings	**128.8**	7.0	–
Repayments of short-term borrowings	**(125.5)**	–	(98.0)
Proceeds from long-term borrowings	**431.6**	69.5	105.0
Repayments of long-term borrowings	**(375.4)**	–	(121.7)
Proceeds from issuance of shares	**0.1**	3.3	18.5
Tax benefit from stock options exercised	**–**	–	1.8
Treasury stock purchased	**–**	(208.0)	–
Dividends paid	**(34.6)**	(126.2)	(42.1)
Collections on loans receivable	**–**	–	0.1
Net cash provided by (used in) financing activities	**25.0**	(254.4)	(136.4)
Effects of exchange rate changes on cash	**53.3**	(25.1)	15.1
Net increase (decrease) in cash and cash equivalents	**7.0**	1.3	(281.0)
Cash and cash equivalents at beginning of period	**35.4**	34.1	315.1
Cash and cash equivalents at end of period	**$ 42.4**	$ 35.4	$ 34.1
Components of cash and cash equivalents			
Cash at bank and on hand	**$ 8.9**	$ 21.6	$ 26.1
Short-term deposits	**33.5**	13.8	8.0
Cash and cash equivalents at end of period	**$ 42.4**	$ 35.4	$ 34.1
Supplemental disclosure of cash flow activities			
Cash paid during the year for interest, net of amounts capitalised	**$ 7.8**	$ 12.8	$ 3.9
Cash paid during the year for income taxes, net	**$ 23.2**	$ 70.4	$ 80.8

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

(A$) UNAUDITED

(Millions of Australian dollars, except per share data)	Years Ended 31 March 2009	2008	2007
Cash flows from operating activities			
Net income (loss)	**A$ 171.7**	A$ (82.4)	A$ 198.3
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Depreciation and amortisation	**71.1**	65.0	66.2
Deferred income taxes	**(73.3)**	(62.1)	(405.6)
Prepaid pension cost	**0.9**	1.2	(0.5)
Stock-based compensation	**9.1**	8.9	5.9
Asbestos adjustments	**(21.9)**	276.2	529.8
Cumulative effect of change in accounting principle	**–**	–	(1.2)
Other-than-temporary impairment on investments	**18.6**	–	–
Impairment charges	**–**	81.7	–
Other	**–**	(3.9)	1.7
Changes in operating assets and liabilities:			
Restricted cash and cash equivalents	**86.9**	51.4	(6.4)
Payment to the AICF	**(138.6)**	–	(192.1)
Accounts and notes receivable	**8.3**	45.6	(6.3)
Inventories	**50.8**	(30.6)	(25.5)
Prepaid expenses and other current assets	**7.2**	5.6	(0.1)
Insurance receivable – Asbestos	**20.8**	19.2	–
Accounts payable and accrued liabilities	**(14.4)**	3.0	(24.0)
Asbestos liability	**(114.8)**	(77.1)	–
Deposit with Australian Taxation Office	**(12.5)**	(11.2)	(202.3)
ATO settlement payment	**(128.0)**	–	–
Other accrued liabilities and other liabilities	**1.1**	76.8	(25.6)
Net cash (used in) provided by operating activities	**(57.0)**	367.3	(87.7)
Cash flows from investing activities			
Purchases of property, plant and equipment	**(32.9)**	(44.3)	(121.0)
Net cash used in investing activities	**(32.9)**	(44.3)	(121.0)
Cash flows from financing activities			
Proceeds from short-term borrowings	**162.3**	8.1	–
Repayments of short-term borrowings	**(158.1)**	–	(128.0)
Proceeds from long-term borrowings	**543.8**	79.9	137.2
Repayments of long-term borrowings	**(473.0)**	–	(159.0)
Proceeds from issuance of shares	**0.1**	3.8	24.2
Tax benefit from stock options exercised	**–**	–	2.4
Treasury stock purchased	**–**	(239.3)	–
Dividends paid	**(43.6)**	(145.2)	(55.0)
Collections on loans receivable	**–**	–	0.1
Net cash provided by (used in) financing activities	**31.5**	(292.7)	(178.1)
Effects of exchange rate changes on cash	**81.5**	(34.0)	(11.3)
Net increase (decrease) in cash and cash equivalents	**23.1**	(3.7)	(398.1)
Cash and cash equivalents at beginning of period	**38.6**	42.3	440.4
Cash and cash equivalents at end of period	**A$ 61.7**	A$ 38.6	A$ 42.3
Components of cash and cash equivalents			
Cash at bank and on hand	**A$ 13.0**	A$ 23.6	A$ 32.4
Short-term deposits	**48.7**	15.0	9.9
Cash and cash equivalents at end of period	**A$ 61.7**	A$ 38.6	A$ 42.3
Supplemental disclosure of cash flow activities			
Cash paid during the year for interest, net of amounts capitalised	**A$ 9.8**	A$ 14.7	A$ 4.8
Cash paid during the year for income taxes, net	**A$ 29.2**	A$ 81.0	A$ 100.2

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Total
Balances as of 31 March 2006	**$ 253.2**	**$ 158.4**	**$ (288.3)**	**$ –**	**$ (28.4)**	**$ 94.9**
Comprehensive income:						
Net income	–	–	151.7	–	–	151.7
Foreign currency translation gain	–	–	–	–	36.5	36.5
Other comprehensive income	–	–	–	–	36.5	36.5
Total comprehensive income						188.2
Adoption of FAS 158, net of tax	–	–	–	–	(2.7)	(2.7)
Stock-based compensation	–	4.5	–	–	–	4.5
Tax benefit from stock options exercised	–	1.8	–	–	–	1.8
Employee loans repaid	–	0.1	–	–	–	0.1
Stock options exercised	3.1	15.4	–	–	–	18.5
Dividends paid	–	–	(42.1)	–	–	(42.1)
Other	(4.5)	–	–	–	–	(4.5)
Balances as of 31 March 2007	**$ 251.8**	**$ 180.2**	**$ (178.7)**	**$ –**	**$ 5.4**	**$ 258.7**
Comprehensive loss:						
Net loss	–	–	(71.6)	–	–	(71.6)
Pension and post-retirement benefit adjustments	–	–	–	–	0.6	0.6
Unrealised loss on investments	–	–	–	–	(4.4)	(4.4)
Foreign currency translation gain	–	–	–	–	15.3	15.3
Other comprehensive income	–	–	–	–	11.5	11.5
Total comprehensive loss						(60.1)
Adoption of FIN 48	–	–	(78.0)	–	–	(78.0)
Stock-based compensation	–	7.7	–	–	–	7.7
Stock options exercised	0.5	2.8	–	–	–	3.3
Dividends paid	–	–	(126.2)	–	–	(126.2)
Treasury stock purchased	–	–	–	(208.0)	–	(208.0)
Treasury stock retired	(32.6)	(171.4)	–	204.0	–	–
Balances as of 31 March 2008	**$ 219.7**	**$ 19.3**	**$ (454.5)**	**$ (4.0)**	**$ 16.9**	**$ (202.6)**
Comprehensive income:						
Net income	–	–	136.3	–	–	136.3
Pension and post-retirement benefit adjustments	–	–	–	–	0.7	0.7
Unrealised loss on investments	–	–	–	–	4.4	4.4
Foreign currency translation loss	–	–	–	–	(19.8)	(19.8)
Other comprehensive loss	–	–	–	–	(14.7)	(14.7)
Total comprehensive income						121.6
Stock-based compensation	–	7.2	–	–	–	7.2
Tax benefit from stock options exercised	–	(0.4)	–	–	–	(0.4)
Stock options exercised	–	0.1	–	–	–	0.1
Dividends paid	–	–	(34.6)	–	–	(34.6)
Treasury stock retired	(0.5)	(3.5)	–	4.0	–	–
Balances as of 31 March 2009	**$ 219.2**	**$ 22.7**	**$ (352.8)**	**$ –**	**$ 2.2**	**$ (108.7)**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

1. BACKGROUND AND BASIS OF PRESENTATION

Nature of Operations

The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Background

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited ("JHIL"), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the "1998 Reorganisation"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the "2001 Reorganisation"). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. ("JHI NV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Previously deconsolidated entities have been consolidated beginning 31 March 2007 as part of the process of accounting for certain asbestos liabilities. Upon shareholder approval of the Amended and Restated Final Funding Agreement on 7 February 2007 (the "Amended FFA"), the Asbestos Injuries Compensation Fund (the "AICF") was deemed a special purpose entity and, as such, it was consolidated with the results for JHI NV. See Note 2 and Note 11 for additional information.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its current wholly owned subsidiaries and special purpose entities, collectively referred to as either the "Company" or "James Hardie" and JHI NV, together with its subsidiaries as of the time relevant to the applicable reference, the "James Hardie Group," unless the context indicates otherwise.

The assets, liabilities, statements of operations and statements of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company's shareholder base is Australian. These A$ convenience translations are not prepared in accordance with US GAAP and have not been audited. The exchange rates used to calculate the convenience translations are as follows:

		31 March	
(US$1 = A$)	**2009**	2008	2007
Assets and liabilities	**1.4552**	1.0903	1.2395
Statements of operations	**1.2600**	1.1503	1.3066
Cash flows – beginning cash	**1.0903**	1.2395	1.3975
Cash flows – ending cash	**1.4552**	1.0903	1.2395
Cash flows – current period movements	**1.2600**	1.1503	1.3066

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The US dollar is used as the reporting currency. All subsidiaries and special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders' deficit.

Foreign Currency Translation

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders' equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents include amounts on deposit with insurance companies.

Accounts Receivable

The Company periodically reviews trade receivables and estimates of the allowance for doubtful accounts. The allowance is determined by analysing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analysing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are written down, if necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated cost based on fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

	Years
Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software and software development	3 to 7
Office furniture and equipment	3 to 10

The costs of additions and improvements are capitalised, while maintenance and repair costs are expensed as incurred. Interest is capitalised in connection with the construction of major facilities. Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset's estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of operations.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations", the Company accrues for all asset retirement obligations in the period in which the liability is incurred. The initial measurement of an asset retirement obligation is based upon the present value of estimated cost and a related long-lived asset retirement cost is capitalised as part of the asset's carrying value and allocated to expense over the asset's useful life.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Environmental Remediation Expenditures

Environmental remediation expenditures that relate to current operations are expensed or capitalised, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

Revenue Recognition

The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Cost of Goods Sold

Cost of goods sold is primarily comprised of cost of materials, labour and manufacturing. Cost of goods sold also includes the cost of inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and shipping and handling costs.

Shipping and Handling

Shipping and handling costs are charged to cost of goods sold as incurred. Recovery of these costs is incorporated in the Company's sales price per unit and is therefore classified as part of net sales.

Selling, General and Administrative

Selling, general and administrative expenses primarily include costs related to advertising, marketing, selling, information technology and other general corporate functions. Selling, general and administrative expenses also include certain transportation and logistics expenses associated with the Company's distribution network.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$9.9 million, US$11.9 million and US$17.0 million during the years ended 31 March 2009, 2008 and 2007, respectively.

Research and Development

Research and development costs are charged to expense when incurred.

Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised. Interest and penalties related to uncertain tax positions are recognised in income tax expense.

Financial Instruments

To meet the reporting requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

Stock-based Compensation

The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$7.2 million, US$7.7 million and US$5.8 million for the years ended 31 March 2009, 2008 and 2007, respectively.

Upon adoption of SFAS No. 123R, "Accounting for Stock-Based Compensation", at the beginning of fiscal year 2007, the Company analysed forfeiture rates on all of its 2001 Stock Option Plan grants for which vesting was complete, resulting in an estimated weighted average forfeiture rate of 30.7%. Based on this estimated rate, a cumulative adjustment to stock-based compensation expense of US$1.3 million net of an income tax benefit of US$0.4 million was recorded effective 1 April 2006. The adjustment is presented on the consolidation statements of operations as a cumulative effect of change in accounting principle (net of income tax). The portion of the cumulative adjustment that relates to US-based employees caused a reduction in the deferred tax asset previously recorded. For the twelve months ended 31 March 2007, the amount of the cumulative adjustment related to US-based employees was US$1.0 million for which the related USA income tax adjustment was US$0.4 million.

Employee Benefit Plans

The Company sponsors both defined benefit and defined contribution retirement plans for its employees. Employer contributions to the defined contribution plans are recognised as periodic pension expense in the period that the employees' salaries or wages are earned. The defined benefit plan covers all eligible employees and takes into consideration the following components to calculate net periodic pension expense: (a) service cost; (b) interest cost; (c) expected return on plan assets; (d) amortisation of unrecognised prior service cost; (e) recognition of net actuarial gains or losses; and (f) amortisation of any unrecognised net transition asset. If the amount of the Company's total contribution to its pension plan for the period is not equal to the amount of net periodic pension cost, the Company recognises the difference either as a prepaid or accrued pension cost.

Dividends

Dividends are recorded as a liability on the date the Board of Directors formally declares the dividend.

Earnings Per Share

The Company is required to disclose basic and diluted earnings per share ("EPS"). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as shares issued pursuant to exercise of options granted under share option plans, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March		
(Millions of shares)	**2009**	2008	2007
Basic common shares outstanding	**432.3**	455.0	464.6
Dilutive effect of stock awards	**2.2**	–	1.8
Diluted common shares outstanding	**434.5**	455.0	466.4

(US dollars)	**2009**	2008	2007
Net income (loss) per share – basic	**$ 0.32**	$ (0.16)	$ 0.33
Net income (loss) per share – diluted	**$ 0.31**	$ (0.16)	$ 0.33

Potential common shares of 19.0 million, 10.4 million and 7.7 million for the years ended 31 March 2009, 2008 and 2007, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Repurchased Common Stock

The Company accounts for repurchased common stock under the cost method and includes such treasury stock as a component of shareholders' equity. Retirement of treasury stock is recorded as a reduction of common stock and additional paid-in capital, as applicable.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes foreign currency translation gains and losses, unrealised losses on investments and unrecognised pension costs, and is presented as a separate component of shareholders' deficit.

Asbestos

At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement ("Original FFA") entered into on 1 December 2005. The amount of the asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.

In February 2007, the shareholders approved the AFFA entered into on 21 November 2006 to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd ("Amaca"), Amaba Pty Ltd ("Amaba") and ABN 60 Pty Limited ("ABN 60") (collectively, the "Former James Hardie Companies")) are found liable.

Upon shareholder approval of the AFFA, in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46R, the Company consolidated the AICF with the Company resulting in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. As stated in "Deferred Income Taxes" below, James Hardie 117 Pty Ltd (the "Performing Subsidiary") will be able to claim a taxable deduction for contributions to the asbestos fund. For the year ended 31 March 2007, the Company classified the expense related to the increase of the asbestos liability as Asbestos adjustments and the Company classified the benefit related to the recording of the related deferred tax asset as an Income tax (expense) benefit on its consolidated statements of operations.

Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the AFFA in February 2007, shares in the Former James Hardie Companies were transferred to the AICF. The Company appoints three of the AICF directors and the NSW state government appoints two of the AICF directors. The AICF manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies, and makes compensation payments in respect of those proven claims.

AICF

Under the terms of the AFFA, the Performing Subsidiary has a contractual liability to make payments to the AICF. This funding to the AICF results in the Company having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies. Due to the Company's variable interest in the AICF, it consolidates the AICF in accordance with FASB, Interpretation No. 46R, "Consolidation of Variable Interest Entities".

The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions to the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by the AICF are expensed as incurred in the line item *Selling, general and administrative expenses* in the consolidated statements of operations. The AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations.

Asbestos-Related Assets and Liabilities

The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the AFFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are commonly referred to by the Company as *Asbestos-Related Assets and Liabilities* and include:

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on KPMG Actuaries' assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company's financial statements, which under US GAAP, it considers the best estimate under SFAS No. 5. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.

Insurance Receivable

There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuaries reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company only records insurance receivables that it deems to be probable.

Included in insurance receivable is US$10.0 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company's assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

Workers' Compensation

Workers' compensation claims are claims made by former employees of the Former James Hardie Companies. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers' compensation schemes (collectively "workers' compensation schemes or policies"). An estimate of the liability related to workers' compensation claims is prepared by KPMG Actuaries as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers' compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.

The portion of the KPMG Actuaries estimate that is expected to be met by the Former James Hardie Companies is included as part of the *Asbestos Liability*. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.

The portion of the KPMG Actuaries estimate that is expected to be met by the workers' compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers' compensation liability. Since these amounts are expected to be paid by the workers' compensation schemes or policies, the Company records an equivalent workers' compensation receivable.

Adjustments to the workers' compensation liability result in an equal adjustment in the workers' compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.

Asbestos-Related Research and Education Contributions

The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in *Other Liabilities* on the consolidated balance sheets.

Restricted Cash and Cash Equivalents

Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF.

Restricted Short-Term Investments

Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income.

AICF – Other Assets and Liabilities

Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.

Deferred Income Taxes

The Performing Subsidiary is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the AFFA. The current portion of the Asbestos deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent fiscal year.

Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

Foreign Currency Translation

The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company's consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos *Adjustments* in the consolidated statements of operations.

Recent Accounting Pronouncements

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations ("SFAS No. 141R")", which replaces SFAS No. 141. The statement establishes principles and requirements for how the acquirer in a business combination recognises and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognises and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141R are effective for the Company for business combinations for which the acquisition date is on or after 1 April 2009. The adoption of SFAS No. 141R will not have a material impact on the Company's financial statements unless acquisitions are made.

Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51

In December 2007, the FASB approved the issuance of SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the entity be clearly identified and presented in the Consolidated Balance Sheets within equity, but separate from the entity's equity; the amount of consolidated net income attributable to the entity and the noncontrolling interest be clearly identified and presented on the face of the Consolidated Statement of Earnings; and changes in the entity's ownership interest while the entity retains its controlling financial interest in its subsidiary be accounted for consistently. The provisions of SFAS No. 160 are effective for the Company on 1 April 2009. The adoption of SFAS No. 160 is not expected to have a material impact on the Company's financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company 1 April 2009. The adoption of SFAS No. 161 is not expected to have a material impact on the Company's financial statements.

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162 "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This statement shall be effective 60 days following the Securities Exchange and Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption of SFAS No. 162 is not expected to have a material impact on the Company's financial statements.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less.

Cash and cash equivalents consist of the following components:

	31 March	
(Millions of US dollars)	**2009**	2008
Cash at bank and on hand	**$ 8.9**	$ 21.6
Short-term deposits	**33.5**	13.8
Total cash and cash equivalents	**$ 42.4**	$ 35.4

Short-term deposits are placed at floating interest rates varying between 0.18% to 5.00% and 2.14% to 2.93% as of 31 March 2009 and 2008, respectively.

4. RESTRICTED CASH AND CASH EQUIVALENTS

Included in restricted cash and cash equivalents is US$5.3 million and US$5.0 million related to an insurance policy as of 31 March 2009 and 2008, respectively.

5. ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consist of the following components:

	31 March	
(Millions of US dollars)	**2009**	2008
Trade receivables	**$ 96.6**	$ 122.7
Other receivables and advances	**16.2**	10.7
Allowance for doubtful accounts	**(1.4)**	(2.0)
Total accounts and notes receivable	**$ 111.4**	$ 131.4

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March	
(Millions of US dollars)	**2009**	2008
Balance at beginning of period	**$ 2.0**	$ 1.5
Charged to expense	**0.4**	0.6
Costs and deductions	**(1.0)**	(0.1)
Balance at end of period	**$ 1.4**	$ 2.0

6. INVENTORIES

Inventories consist of the following components:

	31 March	
(Millions of US dollars)	**2009**	2008
Finished goods	**$ 82.5**	$ 127.4
Work-in-process	**4.7**	8.4
Raw materials and supplies	**48.9**	51.0
Provision for obsolete finished goods and raw materials	**(7.2)**	(7.1)
Total inventories	**$ 128.9**	$ 179.7

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following components:

(Millions of US dollars)	Land	Buildings	Machinery and Equipment	Construction in Progress	**Total**
Balance at 31 March 2007:					
Cost	$ 16.9	$ 218.3	$ 811.3	$ 117.3	$ 1,163.8
Accumulated depreciation	–	(40.0)	(296.1)	–	(336.1)
Net book value	16.9	178.3	515.2	117.3	**827.7**
Changes in net book value:					
Capital expenditures	0.3	7.3	65.8	(34.9)	38.5
Retirements and sales	–	–	(1.2)	–	(1.2)
Depreciation	–	(12.0)	(44.5)	–	(56.5)
Impairment	–	(16.7)	(54.3)	–	(71.0)
Other movements	–	–	5.2	–	5.2
Foreign currency translation adjustments	–	–	13.7	–	13.7
Total changes	0.3	(21.4)	(15.3)	(34.9)	**(71.3)**
Balance at 31 March 2008:					
Cost	17.2	208.9	840.5	82.4	1,149.0
Accumulated depreciation	–	(52.0)	(340.6)	–	(392.6)
Net book value	$ 17.2	$ 156.9	$ 499.9	$ 82.4	**$ 756.4**
Changes in net book value:					
Capital expenditures	0.8	3.4	52.7	(30.8)	26.1
Depreciation	–	(9.4)	(47.0)	–	(56.4)
Other movements	–	–	(0.2)	–	(0.2)
Foreign currency translation adjustments	–	–	(25.1)	–	(25.1)
Total changes	0.8	(6.0)	(19.6)	(30.8)	**(55.6)**
Balance at 31 March 2009:					
Cost	18.0	212.3	867.9	51.6	1,149.8
Accumulated depreciation	–	(61.4)	(387.6)	–	(449.0)
Net book value	$ 18.0	$ 150.9	$ 480.3	$ 51.6	**$ 700.8**

Construction in progress consists of plant expansions and upgrades.

Interest related to the construction of major facilities is capitalised and included in the cost of the asset to which it relates. Interest capitalised was US$0.1 million, US$0.6 million and US$5.3 million for the years ended 31 March 2009, 2008 and 2007, respectively. Depreciation expense for continuing operations was US$56.4 million, US$56.5 million and US$50.7 million for the years ended 31 March 2009, 2008 and 2007, respectively.

Included in property, plant and equipment are restricted assets of the AICF with a net book value of US$0.8 million and US$0.6 million as of 31 March 2009 and 2008, respectively.

Asset Impairments

The Company recorded an asset impairment charge of US$32.4 million in the year ended 31 March 2008 in its USA and Europe Fibre Cement segment related to the suspension of production at its Blandon, Pennsylvania plant in the United States. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.

The Company recorded an asset impairment charge of US$25.4 million in the year ended 31 March 2008 in its USA and Europe Fibre Cement segment, related to the closure of its Plant City, Florida Hardie Pipe plant. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.

The Company recorded an asset impairment charge of US$13.2 million in the year ended 31 March 2008 related to buildings and machinery utilised to produce materials for the Company's products. This asset impairment was recorded in its USA and Europe Fibre Cement segment. The impaired assets were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following components:

	31 March	
(Millions of US dollars)	**2009**	2008
Trade creditors	**$ 44.4**	$ 73.7
Other creditors and accruals	**44.7**	33.9
Total accounts payable and accrued liabilities	**$ 89.1**	$ 107.6

9. SHORT AND LONG-TERM DEBT

Debt consists of the following components:

	31 March	
(Millions of US dollars)	**2009**	2008
Short-term debt	**$ 93.3**	$ 90.0
Long-term debt	**230.7**	174.5
Total debt[1]	**$ 324.0**	$ 264.5

[1] Total debt at 1.48% and 3.63% weighted average interest rates at 31 March 2009 and 2008, respectively.

At 31 March 2009, the Company's credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)			
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2009	1.43%	$ 68.3	$ 43.3
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2009	1.85%	50.0	50.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	1.37%	245.0	205.7
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.78%	45.0	25.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	–	90.0	–
Total		**$ 498.3**	**$ 324.0**

Credit facilities as of 31 March 2009 consist of 364-day facilities in the amount of US$68.3 million, which as of 31 March 2009, mature in June 2009. The Company is aware that US$51.6 million of this amount will not be extended. The remaining US$16.7 million of these credit facilities has been extended to June 2010.

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate ("LIBOR") plus the margins of individual lenders and is payable at the end of each draw-down period. At 31 March 2009, there was US$324.0 million drawn under the combined facilities and US$174.3 million was available.

At 31 March 2009, management believes that the Company was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes "net worth" means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA) in any given Financial Year is contributed to the AICF on the payment dates under the AFFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the AFFA.

10. PRODUCT WARRANTIES

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company's warranty provisions is adjusted as necessary. While the Company's warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.

Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the "Settlement Agreement") related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$1.9 million and US$2.7 million as of 31 March 2009 and 2008, respectively.

The following are the changes in the product warranty provision:

	Years Ended 31 March	
(Millions of US dollars)	**2009**	2008
Balance at beginning of period	**$ 17.7**	$ 15.2
Accruals for product warranties	**14.6**	10.2
Settlements made in cash or in kind	**(7.1)**	(7.9)
Foreign currency translation adjustments	**(0.3)**	0.2
Balance at end of period	**$ 24.9**	$ 17.7

11. ASBESTOS

The AFFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilised by the Company to account for the AFFA are described in Note 2, Summary of Significant Accounting Policies.

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Years Ended 31 March		
(Millions of US dollars)	**2009**	2008	2007
Change in estimates:			
Change in actuarial estimate – asbestos liability	**$ (180.9)**	$ (175.0)	$ 50.3
Change in actuarial estimate – insurance receivable	**19.8**	27.4	(22.6)
Change in estimate – AICF claims-handling costs	**(1.2)**	(6.5)	0.8
Change in estimate – other	**–**	1.2	–
Subtotal – Change in estimates	**(162.3)**	(152.9)	28.5
Gain (loss) on foreign currency exchange	**179.7**	(87.2)	(94.5)
Tax impact related to the implementation of the AFFA	**–**	–	(335.0)
Other adjustments	**–**	–	(4.5)
Total Asbestos Adjustments	**$ 17.4**	$ (240.1)	$ (405.5)

Asbestos-Related Assets and Liabilities

Under the terms of the AFFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by the Company as the "Net AFFA Liability".

	31 March	
(Millions of US dollars)	**2009**	2008
Asbestos liability – current	**$ (78.2)**	$ (78.7)
Asbestos liability – non-current	**(1,206.3)**	(1,497.8)
Asbestos liability – Total	**(1,284.5)**	(1,576.5)
Insurance receivable – current	**12.6**	14.1
Insurance receivable – non-current	**149.0**	194.3
Insurance receivable – Total	**161.6**	208.4
Workers' compensation asset – current	**0.6**	6.9
Workers' compensation asset – non-current	**73.8**	78.5
Workers' compensation liability – current	**(0.6)**	(6.9)
Workers' compensation liability – non-current	**(73.8)**	(78.5)
Workers' compensation – Total	**–**	–
Deferred income taxes – current	**12.3**	9.1
Deferred income taxes – non-current	**333.2**	397.1
Deferred income taxes – Total	**345.5**	406.2
Income tax payable (reduction in income tax payable)	**22.8**	20.4
Other net liabilities	**(2.0)**	(3.4)
Net AFFA liability	**(756.6)**	(944.9)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	**98.3**	115.1
Unfunded Net AFFA liability	**$ (658.3)**	$ (829.8)

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2009.

The changes in the asbestos liability for the year ended 31 March 2009 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Asbestos liability – 31 March 2008	A$ (1,718.9)	1.0903	$ (1,576.5)
Asbestos claims paid[1]	111.5	1.2600	88.5
AICF claims-handling costs incurred[1]	3.3	1.2600	2.6
Change in actuarial estimate[2]	(263.3)	1.4552	(180.9)
Change in estimate of AICF claims-handling costs[2]	(1.8)	1.4552	(1.2)
Gain on foreign currency exchange			383.0
Asbestos liability – 31 March 2009	**A$ (1,869.2)**	**1.4552**	**$ (1,284.5)**

Insurance Receivable – Asbestos

The changes in the insurance receivable for the year ended 31 March 2009 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Insurance receivable – 31 March 2008	A$ 227.2	1.0903	$ 208.4
Insurance recoveries[1]	(20.8)	1.2600	(16.5)
Change in actuarial estimate[2]	28.8	1.4552	19.8
Loss on foreign currency exchange			(50.1)
Insurance receivable – 31 March 2009	**A$ 235.2**	**1.4552**	**$ 161.6**

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes – asbestos for the year ended 31 March 2009 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Deferred tax assets – 31 March 2008	A$ 442.9	1.0903	$ 406.2
Amounts offset against income tax payable[1]	(11.1)	1.2600	(8.8)
Impact of change in actuarial estimates[2]	70.9	1.4552	48.7
Loss on foreign currency exchange			(100.6)
Deferred tax assets – 31 March 2009	**A$ 502.7**	**1.4552**	**$ 345.5**

[1] The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2] The spot exchange rate at 31 March 2009 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

Income Tax Payable

A portion of the deferred income tax asset is applied against the Company's income tax payable. At 31 March 2009 and 31 March 2008, this amount was US$22.8 million and US$20.4 million, respectively. During the year ended 31 March 2009, there was a US$6.3 million unfavourable effect of foreign currency exchange.

Other Net Liabilities

Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.2 million and US$3.3 million at 31 March 2009 and 2008, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of the AICF were a net asset of US$0.2 million at 31 March 2009 and a net liability of US$0.1 million at 31 March 2008. During the year ended 31 March 2009, there was a US$0.8 million favourable effect of foreign currency exchange on the other net liabilities.

Restricted Cash and Short-term Investments of the AICF

Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the year ended 31 March 2009, no short-term investments were purchased or sold.

The changes in the restricted cash and short-term investments of the AICF for the year ended 31 March 2009 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Restricted cash and cash equivalents and restricted short-term investments – 31 March 2008	A$ 125.5	1.0903	$ 115.1
Asbestos claims paid[1]	(111.5)	1.2600	(88.5)
Payments received in accordance with AFFA[2]	114.7	1.0648	107.7
Interest payments received in accordance with AFFA[2]	3.3	1.4368	2.3
AICF operating costs paid – claims-handling[1]	(3.3)	1.2600	(2.6)
AICF operating costs paid – non claims-handling[1]	(0.9)	1.2600	(0.7)
Insurance recoveries[1]	20.8	1.2600	16.5
Interest and investment income[1]	8.1	1.2600	6.4
Loss on investments[1]	(13.1)	1.2600	(10.4)
Other[1]	(0.5)	1.2600	(0.4)
Loss on foreign currency exchange			(47.1)
Restricted cash and cash equivalents and restricted short-term investments – 31 March 2009	**A$ 143.1**	**1.4552**	**$ 98.3**

[1] The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2] The weighted average exchange rate for the actual exchange rates received on payment are used to convert the Australian dollar amount to US dollars.

Actuarial Study; Claims Estimate

The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2009. Based on KPMG Actuaries' assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company's financial statements, which under US GAAP, it considers the best estimate under SFAS No. 5. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.8 billion (US$1.2 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.1 billion (US$2.1 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of 31 March 2009 and to adjust for payments made to claimants during the year then ended.

In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.

The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2009, KPMG Actuaries' undiscounted central estimate of asbestos-related liabilities was A$3.1 billion (US$2.1 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$462.3 million (US$317.7 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$83.5 million (US$57.4 million) of "by claim" or subrogation recoveries from other third parties. In accordance with FIN 39, the Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.2 billion (US$0.8 billion) to A$2.6 billion (US$1.8 billion) (undiscounted, but inflated, estimates of A$1.9 billion (US$1.3 billion) to A$5.5 billion (US$3.8 billion)), as of 31 March 2009. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions is the estimated peak year of mesothelioma disease claims which is targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.

Claims Data

The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Years Ended 31 March				
	2009	2008	2007	2006[1]	2005
Number of open claims at beginning of period	**523**	490	564	712	687
Number of new claims	**607**	552	463	346	489
Number of closed claims	**596**	519	537	502	464
Number of open claims at end of period	**534**	523	490	556	712
Average settlement amount per settled claim	**A$ 190,638**	A$ 147,349	A$ 166,164	A$ 151,883	A$ 157,594
Average settlement amount per case closed	**A$ 168,248**	A$ 126,340	A$ 128,723	A$ 122,535	A$ 136,536
Average settlement amount per settled claim	**US$ 151,300**	US$ 128,096	US$ 127,163	US$ 114,318	US$ 116,572
Average settlement amount per case closed	**US$ 133,530**	US$ 109,832	US$ 98,510	US$ 92,229	US$ 100,996

[1] Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 were not available at the time the Company's financial statements were prepared.

Under the terms of the AFFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the "Approved Actuary"). The Company's future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the AFFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.

12. FAIR VALUE MEASUREMENTS

On 1 April 2008, the Company adopted SFAS No. 157 " Fair Value Measurements" ("SFAS No. 157"). This standard defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 defines fair value as the prices that would need to be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy prescribed by SFAS No. 157 contains three levels as follows:

Level 1 – Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2 – Other observable inputs available at the measurement date, other than the quoted prices included in Level 1, either directly or indirectly, including:
- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets in non-active markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilise management's estimates of market participant assumptions.

The following table sets forth by level within the fair value hierarchy, the Company's financial assets and liabilities that were accounted for at the fair value on a recurring basis at 31 March 2009 according to the valuation techniques the Company used to determine their fair values.

(Millions of US Dollars)	Fair Value at 31 March 2009	Fair Value Measurements Using Inputs Considered as Level 1	Level 2	Level 3
Assets				
Cash and cash equivalents	$ 42.4	$ 42.4	$ –	$ –
Restricted cash and cash equivalents	50.7	50.7	–	–
Restricted short-term investments	52.9	52.9	–	–
Total Assets	$ 146.0	$ 146.0	$ –	$ –
Liabilities				
Accounts Payable	1.9	–	1.9	–
Total Liabilities	$ 1.9	$ –	$ 1.9	$ –

Restricted short-term investments are held and managed by the AICF and are reported at their fair value. The fair value of these investments decreased US$10.4 million and US$4.4 million in the years ended 31 March 2009 and 2008, respectively. At 31 March 2008, the Company had recorded the US$4.4 million loss as unrealised and as a separate component of accumulated other comprehensive income. However, at 31 March 2009, the Company determined these investments were other than temporarily impaired due to the current economic environment, the length of time the fair value of the assets were less than cost and the deepness of the discount of the fair value compared to the assets cost. The Company realised the entire US$14.8 million change in fair value as a loss on the Consolidated Statement of Operations within the line item *Other Expense.*

At 31 March 2009, the Company had four interest rate swap contracts with a fair value of US$1.9 million, which are included in Accounts Payable. Movements in the fair value of these interest rate swaps are recorded in the statement of operations in Interest Expense and Interest Income. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. These contracts were entered into to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external debt.

13. COMMITMENT AND CONTINGENCIES

ASIC Proceedings

Judgment

On 23 April 2009, Justice Gzell delivered judgment in the civil proceedings commenced by the Australian Securities & Investments Commission ("ASIC") in February 2007 in the Supreme Court of New South Wales against the Company, a former related entity JHIL (now ABN 60), and ten former directors and officers.

As against the Company, Justice Gzell found that:

- the Company did not comply with section 1041E of Australia's Corporations Act 2001 (Cth) ("Act") (false or misleading statements) and section 1041H of the Act (misleading or deceptive conduct) by delivering a set of slides to the Australian Securities Exchange ("ASX") in June 2002 that referred to the creation and funding of the Medical Research and Compensation Foundation by ABN 60 in February 2001, and
- the Company did not comply with section 674(2) of the Act (continuous disclosure) in the period 25 March to 30 June 2003 in not disclosing the transfer of JHIL out of the James Hardie Group.

However, Justice Gzell dismissed the remaining allegations made by ASIC against the Company in relation to statements made by its former CEO, Peter Macdonald, in Edinburgh and London in June 2002.

Justice Gzell also made findings against ABN 60 and each of the former directors and officers (details of which may be obtained from ASIC's website), but also dismissed several allegations made by ASIC against these parties.

There will be a further hearing in late July 2009 in relation to exoneration and penalties which may involve further evidence. Orders as to costs and penalties are expected to be entered after this process.

Appeal

The Company is considering its position regarding an appeal.

Indemnities

As noted previously, the Company has entered into deeds of indemnity with certain of its directors and officers, as is common practice for publicly listed companies. The Company's articles of association also contain an indemnity for directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, the examination of those persons by ASIC delegates and in respect of their defence costs of the ASIC proceedings. The Company has and may continue to incur costs under these indemnities which may be significant. In this respect, the Company has obligations, or has agreed, to advance funds in respect of defence costs and such advances have been and may continue to be made. Currently, a portion of the defence costs of former directors are being advanced by third parties, with the Company paying the balance. Based upon the information available to it presently, the Company expects this arrangement to continue. The Company notes that other recoveries may be available, including as a result of repayments by former directors and officers in accordance with the terms of their indemnities. It is the Company's policy to expense legal costs as incurred. The Company may also incur a liability to meet a proportion of ASIC's costs of the ASIC proceedings.

There remains uncertainty surrounding the likely outcome of the ASIC proceedings and any potential appeals. There is a possibility that the Company could become responsible for other amounts in addition to defence costs, such as a proportion of ASIC's costs, as noted above. However, at this stage, the Company believes that although such amounts are reasonably possible, the amount or range of such amounts is not estimable.

Chile Litigation

On 24 April 2009, a trial court in Santiago, Chile awarded the equivalent of US$13.4 million in damages against Fibrocementos Volcan Limitada ("FC Volcan", the former James Hardie Chilean entity), in civil litigation brought by Industria Cementa Limitada ("Cementa") in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal.

Cementa, a fibre cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Another fibre cement manufacturer in Chile Producción Química y Electrónica Quimel S.A. ("Quimel") also joined the proceedings.

As these actions existed prior to James Hardie's sale of its Chilean business in July 2005, the Company had agreed to indemnify the buyer subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings, and the Company retained conduct of the defence of the matters.

After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing. This action resulted in the US$13.4 million damages award which is now the subject of the appeal by FC Volcan.

Quimel also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing.

The Company denied and continues to deny the allegations of predatory pricing in Chile. The Company retained conduct of the appeal of the two civil damages matters. The Company intends to vigorously pursue all appellate and other alternatives as it does not concur with the decision of the trial court. The Company also intends to exercise its rights under the indemnification provisions, including applicable conditions and limitations.

As at 31 March 2009 management believes it has adequately provided for this contingency as required under SFAS No. 5.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company's policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters is not expected to have a material adverse effect on either the Company's consolidated financial position, results of operations or cash flows.

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, ASIC proceedings, the Chile litigation and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2009:

Years ending 31 March:	(Millions of US dollars)
2010	$ 14.0
2011	12.2
2012	11.0
2013	10.4
2014	10.3
Thereafter	38.9
Total	**$ 96.8**

Rental expense amounted to US$14.5 million, US$10.2 million and US$12.1 million for the years ended 31 March 2009, 2008 and 2007, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$0.6 million at 31 March 2009.

Note 11 *Asbestos* and Note 14 *Income Taxes* contain certain additional disclosures relating to commitments and contingencies.

14. INCOME TAXES

Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit for continuing operations consists of the following components:

	Years Ended 31 March		
	2009	2008	2007
(Loss) income from continuing operations before income taxes:			
Domestic[1]	**$ 24.6**	$ 80.1	$ 110.9
Foreign	**131.2**	(115.6)	(204.0)
(Loss) income from continuing operations before income taxes	**$ 155.8**	$ (35.5)	$ (93.1)
Income tax (expense) benefit:			
Current:			
Domestic[1]	**$ (0.1)**	$ (7.1)	$ 0.4
Foreign	**37.4**	(102.1)	(63.7)
Current income tax (expense) benefit	**37.3**	(109.2)	(63.3)
Deferred:			
Domestic[1]	**(0.1)**	(0.2)	0.1
Foreign	**(56.7)**	73.3	307.1
Deferred income tax (expense) benefit	**(56.8)**	73.1	307.2
Total income tax (expense) benefit for continuing operations	**$ (19.5)**	$ (36.1)	$ 243.9

[1] Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.

Income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. Income tax benefit (expense) from continuing operations is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March		
(Millions of US dollars)	**2009**	2008	2007
Income tax benefit (expense) computed at statutory tax rates	**$ (47.0)**	$ 7.8	$ 16.2
US state income taxes, net of the federal benefit	**(2.9)**	(1.9)	(6.5)
Asbestos provision	**-**	–	242.0
Asbestos – effect of foreign exchange	**51.2**	(27.5)	(24.1)
Benefit from Dutch financial risk reserve regime	**1.8**	7.3	8.1
Expenses not deductible	**(7.8)**	(3.2)	(1.7)
Non-assessable items	**1.6**	2.7	1.8
Losses not available for carryforward	**(4.1)**	(1.4)	(3.2)
Change in reserves	**(13.4)**	(18.5)	10.4
Taxes on foreign income	**(2.7)**	(2.1)	(1.9)
State amended returns and audit	**3.0**	–	–
Change in tax law	**-**	–	3.0
Other items	**0.8**	0.7	(0.2)
Total income tax (expense) benefit	**$ (19.5)**	$ (36.1)	$ 243.9
Effective tax rate	**12.5%**	101.7%	262.0%

Deferred tax balances consist of the following components:

	31 March	
(Millions of US dollars)	**2009**	2008
Deferred tax assets:		
Asbestos liability	**$ 345.5**	$ 406.2
Other provisions and accruals	**28.5**	27.0
Net operating loss carryforwards	**1.9**	6.3
Capital loss carryforwards	**22.8**	40.0
Taxes on intellectual property transfer	**3.6**	6.5
Prepayments	**4.2**	2.9
Foreign currency movements	**6.6**	–
Other	**2.1**	0.8
Total deferred tax assets	**415.2**	489.7
Valuation allowance	**(22.8)**	(45.1)
Total deferred tax assets, net of valuation allowance	**392.4**	444.6
Deferred tax liabilities:		
Property, plant and equipment	**(105.7)**	(93.4)
Accrued interest income	**(7.5)**	–
Foreign currency movements	**-**	(15.2)
Total deferred tax liabilities	**(113.2)**	(108.6)
Net deferred tax assets	**$ 279.2**	$ 336.0

Under SFAS No. 109, "Accounting for Income Taxes", the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to all of its Australian capital loss carryforwards. The valuation allowance decreased by US$22.3 million during the fiscal year 2009 due to foreign currency movements and write-offs of certain losses as part of the ATO settlement.

At 31 March 2009, the Company had Australian tax loss carryforwards of approximately US$1.9 million that will never expire.

At 31 March 2009, the Company had US$76.0 million in Australian capital loss carryforwards which will never expire. At 31 March 2009, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.

At 31 March 2009, the undistributed earnings of non-Dutch subsidiaries approximated US$724.9 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.

The Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

In fiscal years 2009, 2008 and 2007, the Company recorded income tax benefit of US$3.0, nil and US$10.4 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.

The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, and various states and foreign jurisdictions including Australia and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service ("IRS") for tax years prior to tax year 2007. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2002. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office ("ATO") for tax years prior to tax year 2007.

The Company currently derives significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provides, among other things, requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it is in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the Internal Revenue Service ("IRS") determines that these changes do not meet the requirements, the Company may not qualify for treaty benefits and its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and it could be liable for taxes owed for calendar year 2008 and subsequent periods.

The Company believes that it is more likely than not that we are in compliance and should continue qualifying for treaty benefits. Therefore, the Company believes that the requirements under FASB Interpretation No. 48 ("FIN 48") for recording a liability have not been met and therefore we have no recorded any liability at 31 March 2009 for the treaty benefits.

The company believes that it is more likely than not that it is in compliance and should continue qualifying for treaty benefits. Therefore, the company believes that the requirements under FASB Interpretation No. 48 ("FIN 48") for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2009 for the treaty benefits.

FASB Interpretation No. 48

The Company adopted FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes" on 1 April 2007. The adoption of FIN 48 resulted in the reduction of the Company's consolidated beginning retained earnings of US$78.0 million. As of the adoption date, the Company had US$39.0 million of gross unrecognised tax benefits that, if recognised, would affect the effective tax rate. As of the adoption date, the Company's opening accrual for interest and penalties was US$39.7 million.

As of 31 March 2009 the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is a benefit of US$12.3 million and an expense of US$16.0 million, respectively

A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

(US$ millions)	Unrecognised tax benefits	Interest and Penalties
Balance at 1 April 2007	$ 39.0	$ 39.7
Additions for tax positions of the current year	1.3	–
Additions for tax positions of prior year	16.0	1.8
Foreign currency translation adjustment	5.6	5.5
Balance at 31 March 2008	$ 61.9	$ 47.0
Additions for tax positions of the current year	1.7	–
Additions (deletions) for tax positions of prior year	37.3	(14.3)
Settlements paid during the current period	(72.0)	(39.6)
Foreign currency translation adjustment	(16.6)	(9.1)
Balance at 31 March 2009	**$ 12.3**	**$ (16.0)**

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the years ended 31 March 2009 and 2008, the total amount of interest and penalties recognised in tax expense/(benefit) was a benefit of US$14.3 million and an expense of US$1.8 million, respectively.

The liabilities associated with FIN 48 are included in other non-current liabilities on the Company's consolidated balance sheet.

A number of years may lapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

ATO – 1999 Disputed Amended Assessment

In March 2006, RCI Pty Ltd ("RCI"), a wholly owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI's income tax return for the year ended 31 March 1999.

On 30 May 2007, the ATO issued a Notice of Decision disallowing the Company's objection to the amended assessment ("Objection Decision"). On 11 July 2007, the Company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing for RCI's trial is scheduled to take place no later than September 2009.

The Company believes that it is more likely than not that the tax position reported in RCI's tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the requirements under FIN 48 for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2009 for the amended assessment.

The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up to 31 March 2009 as a deposit and it is the Company's intention to treat any payments to be made at a later date as a deposit. As at 31 March 2009 and 2008, this deposit totalled US$173.5 million and US$205.8 million, respectively.

ATO Settlement

As announced on 12 December 2008, the Company and the ATO reached an agreement that finalised tax audits being conducted by the ATO on the Company's Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settled all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI for the 1999 financial year, the settlement concluded ATO audit activities for all years prior to the year ended 31 March 2007.

The agreed settlement, made without concessions or admissions of liability by either the Company or the ATO, required the Company to pay an amount of A$153.0 million (US$101.6 million) in December 2008.

Internal Revenue Service (IRS) – Notice of Proposed Adjustment (NOPA)

On 23 June 2008, the IRS had issued the Company with a NOPA that concluded that the Company did not qualify for the United States – Netherlands Treaty Limitations on Benefits ("LOB") provision of the US-Netherlands Treaty applying from early 2006 and that accordingly it was not entitled to beneficial withholding tax rates on payments from the Company's United States subsidiaries to its Netherlands companies for the calendar years 2006 and 2007.

On 15 April 2009 the Company announced that the Appeals Division of the IRS had entered into a settlement agreement with the Company's subsidiaries in which the IRS conceded its position in full with regard to its assertion in the NOPA. The IRS has concluded that, for those years, the Company is entitled to reduced withholding tax rates under the LOB for certain payments from the Company's United States subsidiaries to its Netherlands companies. There is no impact on the Company's fiscal year 2009 results. This agreement applies only to the 2006 and 2007 calendar years and does not affect or limit the IRS' ability to challenge the Company's qualification for benefits in later years.

The Company believes that it is more likely than not that it is in compliance and should continue qualifying for treaty benefits. Therefore, the Company believes that the requirements under FIN 48 for recording a liability have not been met and therefore we have not recorded any liability at 31 March 2009 for the treaty benefits.

The company believes that it is more likely than not that it is in compliance and should continue qualifying for treaty benefits. Therefore, the company believes that the requirements under FIN 48 for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2009 for the treaty benefits.

15. STOCK-BASED COMPENSATION

At 31 March 2009, the Company had the following equity award plans: the Executive Share Purchase Plan; the JHI NV 2001 Equity Incentive Plan; the 2005 Managing Board Transitional Stock Option Plan; the Long-Term Incentive Plan 2006 as amended in 2008 and the Supervisory Board Share Plan 2006.

Compensation expense arising from equity award grants as estimated using pricing models was US$7.2 million, US$7.7 million and US$5.8 million for the years ended 31 March 2009, 2008 and 2007, respectively. As of 31 March 2009, the unrecorded deferred stock-based compensation balance related to equity awards was US$9.9 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.5 years.

JHI NV 2001 Equity Incentive Plan

Under the JHI NV 2001 Equity Incentive Plan (the "2001 Equity Incentive Plan"), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by our shareholders and the Joint Board subject to implementation of the consummation of the 2001 Reorganisation. The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.

On 19 October 2001 (the grant date), JHI NV granted options to purchase 5,468,829 shares of the Company's common stock under the 2001 Equity Incentive Plan to key US executives in exchange for their previously granted Key Management Equity Incentive Plan ("KMEIP") shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

Original Shadow Share Grant Date	Original Exercise Price	October 2001 Number of Options Granted	Option Expiration Date
November 1999	A$ 3.82	1,968,544	November 2009
November 2000	A$ 3.78	3,500,285	November 2010

As set out in the plan rules, the exercise prices and the number of shares available on exercise are adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices were reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

The following table summarises the additional option grants:

Share Grant Date	Original Exercise Price	October 2001 Number of Options Granted	Option Expiration Date
December 2001	A$ 5.65	4,248,417	December 2011
December 2002	A$ 6.66	4,037,000	December 2012
December 2003	A$ 7.05	6,179,583	December 2013
December 2004	A$ 5.99	5,391,100	December 2014
February 2005	A$ 6.30	273,000	February 2015
December 2005	A$ 8.90	5,224,100	December 2015
March 2006	A$ 9.50	40,200	March 2016
November 2006	A$ 8.40	3,499,490	November 2016
March 2007	A$ 8.90	179,500	March 2017
March 2007	A$ 8.35	151,400	March 2017
December 2007	A$ 6.38	5,031,310	December 2017

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

Under the 2001 Equity Incentive Plan, the Company granted 1,690,711 and nil restricted shares of common stock to its employees in the years ended 31 March 2009 and 2008, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company's financial performance or other criteria.

Managing Board Transitional Stock Option Plan

The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of shares that may be issued and outstanding or subject to outstanding options under this plan without further shareholder approval is 1,320,000 shares. At 31 March 2009 and 2008, there were 1,320,000 options outstanding under this plan.

On 22 November 2005, the Company granted options to purchase 1,320,000 shares of the Company's common stock at an exercise price per share equal to A$8.53 to the Managing Board directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after 22 November 2008 if the total shareholder returns ("TSR") (essentially its dividend yield and common stock performance) from 22 November 2005 to that date were at least equal to the median TSR for the companies comprising the Company's peer group, as set out in the plan. In addition, for each 1% increment that the Company's TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following 22 November 2008 and 22 November 2010, the Company will reapply the vesting criteria to those options on that business day.

Long-Term Incentive Plan

At the 2006 Annual General Meeting, the Company's shareholders approved the establishment of a Long-Term Incentive Plan ("LTIP") to provide incentives to members of the Company's Managing Board and to certain members of its management ("Executives"). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to members of the Company's Managing Board and to Executives. In November 2006, 1,132,000 options were granted under the LTIP to the Managing Board. In August 2007 an additional 1,016,000 options were granted to the Managing Board under the LTIP. The vesting of these options are subject to 'performance hurdles' as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue. At 31 March 2009, there were 2,148,000 options outstanding under this plan.

Under the LTIP, the Company granted 1,569,622 and nil restricted shares of common stock to its employees in the years ended 31 March 2009 and 2008, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company's financial performance or other criteria.

Supervisory Board Share Plan 2006

At the 2006 Annual General Meeting, the Company's shareholders approved the replacement of its Supervisory Board Share Plan with a new plan called the Supervisory Board Share Plan 2006 ("SBSP 2006"). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At 31 March 2009, 79,342 shares had been acquired under this plan.

Stock Options

The following table summarises all of the Company's stock options available for grant and the movement in all of the Company's outstanding options during the noted period:

		Outstanding Options	
	Shares Available for Grant	Number	Weighted Average Exercise Price
Balance at 31 March 2007	19,420,793	18,939,817	A$ 7.52
Granted	(6,047,310)	6,047,310	A$ 6.62
Exercised	–	(606,079)	A$ 6.33
Forfeited	2,190,811	(2,190,811)	A$ 7.79
Balance at 31 March 2008	**15,564,294**	**22,190,237**	**A$ 7.29**
Newly Authorised	4,291,230	–	
Granted	–	–	
Exercised	–	(25,000)	A$ 5.99
Forfeited	3,892,309	(3,892,309)	A$ 7.34
Balance at 31 March 2009	**23,747,833**	**18,272,928**	**A$ 7.28**

The Company accounts for stock options in accordance with the fair value provisions of SFAS No. 123R, which requires the Company to estimate the value of stock options issued and recognise this estimated value as compensation expense over the periods in which the stock options vest.

The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the "Monte Carlo method").

There were no stock options granted during the year ended 31 March 2009. For the years ended 31 March 2008 and 2007, the Company granted 5,031,310 and 3,830,390 stock options under the 2001 Equity Incentive Plan, respectively. For the years ended 31 March 2008 and 2007, the Company granted 1,016,000 and 1,132,000 stock options under the LTIP, respectively.

The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using the Black-Scholes option-pricing model during the years ended 31 March:

	2008	2007
Dividend yield	5.0%	1.5%
Expected volatility	30.0%	28.1%
Risk free interest rate	3.4%	4.6%
Expected life in years	4.4	5.1
Weighted average fair value at grant date	A$ 1.13	A$ 2.40
Number of stock options	5,031,310	3,830,390

The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using a binomial lattice model that incorporates the Monte Carlo method during the years ended 31 March:

	2008	2007
Dividend yield	5.0%	1.6%
Expected volatility	32.1%	28.1%
Risk free interest rate	4.2%	4.6%
Weighted average fair value at grant date	A$ 3.14	A$ 3.30
Number of stock options	1,016,000	1,132,000

The total intrinsic value of stock options exercised was nil, A$1.2 million and A$10.3 million for the years ended 31 March 2009, 2008 and 2007, respectively.

The weighted average grant-date fair value of stock options granted was A$1.47 and A$2.61 during the years ended 31 March 2008 and 2007, respectively.

Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were nil, nil and US$1.8 million for the years ended 31 March 2009, 2008 and 2007, respectively.

The following table summarises outstanding and exercisable options as of 31 March 2009:

(In Australian dollars)	Options Outstanding				Options Exercisable		
Exercise Price	Number	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value
A$3.09	409,907	1.6	A$ 3.09	454,997	409,907	A$ 3.09	A$ 454,997
3.13	100,435	0.6	3.13	107,465	100,435	3.13	107,465
5.06	617,592	2.7	5.06	–	617,592	5.06	–
5.99	2,226,125	5.7	5.99	–	2,226,125	5.99	–
6.30	93,000	5.9	6.30	–	93,000	6.30	–
6.38	3,408,084	8.7	6.38	–	1,010,930	6.38	–
6.45	851,000	3.6	6.45	–	851,000	6.45	–
7.05	2,019,250	4.7	7.05	–	2,019,250	7.05	–
7.83	1,016,000	8.4	7.83	–	–	–	–
8.35	151,400	8.0	8.35	–	75,700	8.35	–
8.40	3,143,835	7.6	8.40	–	1,124,656	8.40	–
8.53	1,320,000	6.7	8.53	–	1,320,000	8.53	–
8.90	2,876,100	6.7	8.90	–	2,867,550	8.90	–
9.50	40,200	6.9	9.50	–	40,200	9.50	–
Total	**18,272,928**	**6.6**	**A$ 7.27**	**A$ 562,462**	**12,756,345**	**A$ 6.83**	**A$ 562,462**

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company's closing stock price of A$4.20 as of 31 March 2009, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock

The Company accounts for restricted stock in accordance with the fair value provisions of SFAS No. 123R, which requires the Company to estimate the value of restricted stock issued and recognise this estimated value as compensation expense over the periods in which the restricted stock vests.

The following table summarises all of the Company's restricted stock activity during the noted period:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at 1 April 2008	–	–
Granted	3,260,333	A$ 3.98
Vested	(24,052)	A$ 3.85
Forfeited	(245,220)	A$ 4.40
Nonvested at 31 March 2009	**2,991,061**	**A$ 3.95**

Restricted Stock – time vesting

The Company granted restricted stock units to employees as follows:

Grant Date	Equity Award Plan	Restricted Stock Units Granted
17 June 2008	JHI NV 2001 Equity Incentive Plan	698,440
15 September 2008	Long-Term Incentive Plan	201,324
17 December 2008	JHI NV 2001 Equity Incentive Plan	992,271
		1,892,035

The fair value of each restricted stock unit is equal to the market value of the Company's common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.

The following table includes the assumptions used for restricted stock grants valued during the year ended 31 March 2009. There were no restricted stock units granted during the years ended 31 March 2008 and 2007.

	17 June 2008 Grant	15 September 2008 Grant	17 December 2008 Grant
Dividend yield	$0.20 per annum	$0.20 per annum	2.9%
Risk free interest rate	2.9%	1.8%	1.3%
Expected life in years	2.0	2.0	3.0
JHX stock price at grant date	A$ 4.93	A$ 4.98	A$ 3.85
Number of restricted stock units	698,440	201,324	992,271

Restricted Stock – market condition

Under the terms of the Long-Term Incentive Plan (LTIP) the Company granted 1,368,298 restricted stock units to members of executive management. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP rules.

The fair value of each restricted stock unit, granted under the LTIP, is estimated using the Monte Carlo method.

The following table includes the assumptions used for restricted stock grants, under the LTIP, valued during the year ended 31 March 2009. There were no restricted stock units granted during the years ended 31 March 2008 and 2007.

	15 September 2008 Grant	17 December 2008 Grant
Dividend yield	3.9%	2.9%
Expected volatility	34.9%	37.6%
Risk free interest rate	2.6%	1.3%
Expected life in years	3.0	3.0
JHX stock price at grant date	A$ 4.98	A$ 3.85
Number of restricted stock units	822,541	545,757

16. SHARE REPURCHASE PROGRAM

On 15 August 2007, the Company announced a share repurchase program of up to 10% of the Company's issued capital, approximately 46.8 million shares. The Company repurchased nil and 35.7 million shares of common stock during the years ended 31 March 2009 and 2008, respectively. The shares repurchased during the year ended 31 March 2008 had an aggregate cost of A$236.4 million (US$208.0 million) and the average price paid per share of common stock was A$6.62 (US$5.83). The US dollar amounts were determined using the weighted average spot rates for the days on which shares were purchased. The Company officially cancelled 35.0 million shares on 31 March 2008. On 27 March 2009, the Company cancelled the remaining 0.7 million shares held in treasury. The Company ceased the share repurchase program on 20 August 2008.

17. OPERATING SEGMENT INFORMATION AND CONCENTRATIONS OF RISK

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Managing Board of Directors. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding and related accessories products in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. On 1 April 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fibre Cement and Other, into one operating segment, USA and Europe Fibre Cement. On 22 May 2008, the Company ceased the operation of its pipe business in the United States. The Company's operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments

The following are the Company's operating segments and geographical information:

	Net Sales to Customers[1] Years Ended 31 March		
(Millions of US dollars)	**2009**	2008	2007
USA and Europe Fibre Cement	**$ 929.3**	$ 1,170.5	$ 1,291.2
Asia Pacific Fibre Cement	**273.3**	298.3	251.7
Worldwide total	**$ 1,202.6**	$ 1,468.8	$ 1,542.9

	Income (Loss) Before Income Taxes Years Ended 31 March		
(Millions of US dollars)	**2009**	2008	2007
USA and Europe Fibre Cement[2,3]	**$ 199.3**	$ 235.2	$ 353.1
Asia Pacific Fibre Cement[2]	**47.1**	50.3	39.4
Research and Development[2]	**(18.9)**	(18.1)	(17.1)
Segments total	**227.5**	267.4	375.4
General Corporate[4,5]	**(53.9)**	(304.0)	(462.0)
Total operating income (loss)	**173.6**	(36.6)	(86.6)
Net interest (expense) income[6]	**(3.0)**	1.1	(6.5)
Other expense	**(14.8)**	–	–
Worldwide total	**$ 155.8**	$ (35.5)	$ (93.1)

	Total Identifiable Assets 31 March	
(Millions of US dollars)	**2009**	2008
USA and Europe Fibre Cement	**$ 772.6**	$ 846.4
Asia Pacific Fibre Cement	**167.9**	218.3
Research and Development	**12.2**	13.9
Segments total	**952.7**	1,078.6
General Corporate[7,8]	**946.0**	1,101.3
Worldwide total	**$ 1,898.7**	$ 2,179.9

Geographic Areas

(Millions of US dollars)	Net Sales to Customers[1] Years Ended 31 March		
	2009	2008	2007
USA	**$ 912.2**	$ 1,153.1	$ 1,279.4
Australia	**193.2**	198.6	169.0
New Zealand	**50.0**	67.3	54.4
Other Countries	**47.2**	49.8	40.1
Worldwide total	**$ 1,202.6**	$ 1,468.8	$ 1,542.9

(Millions of US dollars)	Total Identifiable Assets 31 March	
	2009	2008
USA	**$ 774.4**	$ 846.6
Australia	**99.8**	139.0
New Zealand	**27.1**	26.1
Other Countries	**51.4**	66.9
Segments total	**952.7**	1,078.6
General Corporate[7,8]	**946.0**	1,101.3
Worldwide total	**$ 1,898.7**	$ 2,179.9

[1] Export sales and inter-segmental sales are not significant.

[2] Research and development costs of US$8.0 million, US$7.7 million and US$11.1 million in fiscal years 2009, 2008 and 2007, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.2 million, US$1.6 million and US$1.8 million in fiscal years 2009, 2008 and 2007, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$14.4 million, US$18.0 million and US$13.0 million in fiscal years 2009, 2008 and 2007, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$4.5 million, US$0.1 million and US$4.1 million in fiscal years 2009, 2008 and 2007, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$23.8 million, US$27.3 million and US$25.9 million for the years ended 31 March 2009, 2008 and 2007, respectively.

[3] Included in USA and Europe Fibre Cement for the year ended 31 March 2008 are asset impairment charges of US$71.0 million.

[4] The principal components of General Corporate are officer and employee compensation and related benefits; professional and legal fees; administrative costs; and rental expense, net of rental income, on the Company's corporate offices. Included in General Corporate for the year ended 31 March 2009 are favourable asbestos adjustments of US$17.4 million, AICF SG&A expenses of US$0.7 million and ASIC expenses of US$14.0 million. Included in General Corporate for the year ended 31 March 2008 are unfavourable asbestos adjustments of US$240.1 million, AICF SG&A expenses of US$4.0 million and ASIC expenses of US$5.5 million. Included in General Corporate for the year ended 31 March 2007 are unfavourable asbestos adjustments of US$405.5 million and ASIC expenses of US$0.2 million

[5] Includes costs of nil, nil, and US$13.6 million for SCI and other related expenses in fiscal years 2009, 2008 and 2007, respectively.

[6] The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest income (expense) is AICF interest income of US$6.4 million, US$9.4 and nil in fiscal years 2009, 2008 and 2007, respectively. See Note 11.

[7] The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[8] Asbestos-related assets at 31 March 2009 and 2008 are US$681.0 million and US$817.1 million, respectively, and are included in the General Corporate segment. See Note 11.

Concentrations of Risk

The distribution channels for the Company's fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. The Company has three major customers that individually account for over 10% of the Company's net sales in one or all of the past three fiscal years.

These three customers' accounts receivable represented 35% and 42% of the Company's trade accounts receivable at 31 March 2009 and 2008, respectively. The following are gross sales generated by these three customers, which are all from the USA and Europe Fibre Cement segment:

(Millions of US dollars)	Years Ended 31 March					
	2009		2008		2007	
		%		%		%
Customer A	**$ 277.1**	**23.0**	$ 431.3	27.9	$ 446.3	26.7
Customer B	**149.6**	**12.4**	167.3	10.8	168.9	10.3
Customer C	**46.8**	**3.9**	108.2	7.0	172.3	10.1
Total	**$ 473.5**		$ 706.8		$ 787.5	

Approximately 24% of the Company's fiscal year 2009 net sales were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company's non-US operations on translation into US dollars.

18. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income consists of the following components:

(Millions of US dollars)	**2009**	2008
Pension and post-retirement benefit adjustments (net of US$1.1 million and US$1.0 million tax benefit, respectively)	**$ (1.4)**	$ (2.1)
Unrealised loss on restricted short-term investments	**–**	(4.4)
Foreign currency translation adjustments	**3.6**	23.4
Total accumulated other comprehensive income	**$ 2.2**	$ 16.9

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In December 2007, James Hardie's Audit Committee and Supervisory Board undertook a competitive bid process to evaluate the alternatives for the company's independent registered public accounting firm in the interest of good corporate governance. At the company's 2008 AGM, shareholders ratified a resolution of the Supervisory Board to approve the engagement of Ernst & Young LLP as James Hardie's independent registered public accounting firm for the year commencing 1 April 2008.

Fees paid to the independent registered public accounting firm for services provided for fiscal years 2009, 2008 and 2007 were as follows:

	Fiscal Years Ended 31 March		
(Millions of US dollars)	**2009**	2008	2007
Audit Fees[1]	**$ 2.4**	$ 4.2	$ 2.1
Audit-Related Fees[2]	–	–	0.1
Tax Fees[3]	–	4.9	8.0

[1] Audit Fees include the aggregate fees for professional services rendered by the independent registered public accounting firm. Professional services include the audit of annual financial statements and services that are normally provided in connection with statutory and regulatory filings. During fiscal year ended 31 March 2008, total audit fees includes fees for Sarbanes-Oxley compliance testing of US$2.0 million, US$0.8 million of which related to Sarbanes-Oxley compliance testing performed for fiscal year 2007, but paid in fiscal year 2008. In addition, during fiscal year ended 31 March 2008, total audit fees includes fees for statutory reporting of US$0.8 million, US$0.4 million of which related to statutory reporting fees performed for fiscal year 2007, but paid in fiscal year 2008.

[2] Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by the independent registered public accounting firm. The independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of the financial statements for the fiscal years ended 31 March 2009, 2008 and 2007.

[3] Tax Fees include the aggregate fees billed for tax compliance, tax advice and tax planning services rendered by the independent registered public accounting firm.

Audit Committee Pre-Approval Policies and Procedures

In accordance with the company's Audit Committee's policy and the requirements of the law, all services provided by the independent registered public accounting firm are pre-approved annually by the Audit Committee. Pre-approval includes a list of specific audit and non-audit services in the following categories: audit services, audit-related services, tax services and other services. Any additional services that the company may ask the independent registered public accounting firm to perform will be set forth in a separate document requesting Audit Committee approval in advance of the service being performed.

All of the services pre-approved by the Audit Committee are permissible under the SEC's auditor independence rules. To avoid potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from its independent registered public accounting firm. The company obtains these services from other service providers as needed.

SELECTED QUARTERLY FINANCIAL DATA

(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

	Year Ended 31 March 2009 By Quarter				Year Ended 31 March 2008 By Quarter			
(Millions of US dollars)	**First**	**Second**	**Third**	**Fourth**	First	Second	Third	Fourth
Net sales	**$ 365.0**	**$ 341.9**	**$ 254.4**	**$ 241.3**	$ 424.4	$ 390.1	$ 341.4	$ 312.9
Cost of goods sold	**(241.0)**	**(228.7)**	**(172.0)**	**(172.1)**	(257.5)	(251.3)	(224.3)	(205.7)
Gross profit	**124.0**	**113.2**	**82.4**	**69.2**	166.9	138.8	117.1	107.2
Operating income (loss)	**22.9**	**192.2**	**118.9**	**(160.4)**	75.0	44.7	25.2	(181.5)
Interest expense	**(2.6)**	**(2.3)**	**(2.5)**	**(3.8)**	(1.3)	(2.5)	(2.9)	(4.4)
Interest income	**1.5**	**2.6**	**1.4**	**2.7**	1.8	4.5	3.7	2.2
Other expense	**–**	**–**	**–**	**(14.8)**	–	–	–	–
Income (loss) from continuing operations before income taxes	**21.8**	**192.5**	**117.8**	**(176.3)**	75.5	46.7	26.0	(183.7)
Income tax (expense) benefit	**(20.4)**	**(39.0)**	**(6.8)**	**46.7**	(36.4)	(27.6)	(8.9)	36.8
Net income (loss)	**$ 1.4**	**$ 153.5**	**$ 111.0**	**$ (129.6)**	$ 39.1	$ 19.1	$ 17.1	$ (146.9)

GROUP STATISTICS

(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

(Millions of US dollars)	2009	2008	2007	2006	2005
Profit and Loss Account					
Net Sales					
USA and Europe Fibre Cement	**$ 929.3**	$ 1,170.5	$ 1,291.2	$ 1,246.7	$ 974.3
Asia Pacific Fibre Cement	**273.3**	298.3	251.7	241.8	236.1
Worldwide total	**$ 1,202.6**	$ 1,468.8	$ 1,542.9	$ 1,488.5	$ 1,210.4
Operating Income					
USA and Europe Fibre Cement	**$ 199.3**	$ 235.2	$ 353.1	$ 316.1	$ 229.7
Asia Pacific Fibre Cement	**47.1**	50.3	39.4	41.7	46.8
Research and Development	**(18.9)**	(18.1)	(17.1)	(15.7)	(17.5)
Segments total	**227.5**	267.4	375.4	342.1	259.0
General Corporate	**(71.3)**	(63.9)	(56.5)	(61.4)	(62.8)
Asbestos adjustments	**17.4**	(240.1)	(405.5)	(715.6)	–
Total operating income (loss)	**173.6**	(36.6)	(86.6)	(434.9)	196.2
Net interest (expense) income	**(3.0)**	1.1	(6.5)	(0.2)	(5.1)
Other expense	**(14.8)**	–	–	–	(1.3)
Income (loss) from continuing operations before income taxes	**155.8**	(35.5)	(93.1)	(435.1)	189.8
Income tax (expense) benefit	**(19.5)**	(36.1)	243.9	(71.6)	(61.9)
Income (loss) from continuing operations	**$ 136.3**	$ (71.6)	$ 150.8	$ (506.7)	$ 127.9
Dividends paid	**$ 34.6**	$ 126.2	$ 42.1	$ 45.9	$ 13.7
Balance Sheet					
Net current assets	**$ 149.7**	$ 183.7	$ 259.0	$ 150.8	$ 180.2
Total assets	**$ 1,898.7**	$ 2,179.9	$ 2,128.1	$ 1,445.4	$ 1,088.9
Long-term debt[1]	**$ 230.7**	$ 174.5	$ 105.0	$ 121.7	$ 147.4
Shareholders' (deficit) equity	**$ (108.7)**	$ (202.6)	$ 258.7	$ 94.9	$ 624.7
Other Statistics					
Number of employees:					
USA and Europe Fibre Cement	**1,368**	1,889	1,958	2,281	2,061
Asia Pacific Fibre Cement	**784**	834	835	854	892
Research and Development	**106**	111	101	118	131
Corporate	**48**	48	50	50	38
Total from continuing operations	**2,306**	2,882	2,944	3,303	3,122
Number of shareholders	**12,786**	14,012	14,776	14,679	17,347
Weighted average number of common shares outstanding:					
Basic	**432.3**	455.0	464.6	461.7	458.9
Diluted	**434.5**	455.0	466.4	461.7	461.0
Capital expenditures[2]	**$ 26.1**	$ 38.5	$ 92.1	$ 162.8	$ 153.0
Depreciation and amortisation[3]	**$ 56.4**	$ 56.5	$ 50.7	$ 45.3	$ 36.3
Dividends paid per share[4]	**8.0¢**	27.0¢	9.0¢	10.0¢	3.0¢
Basic earnings (loss) per share – continuing operations[5]	**31.5¢**	(15.7¢)	32.5¢	(110.0¢)	27.9¢
Diluted earnings (loss) per share – continuing operations[6]	**31.4¢**	(15.7¢)	32.3¢	(110.0¢)	27.7¢
Gearing ratio[7]	**24.0%**	22.7%	12.8%	(1.6)%	6.8%

Notes:

1 Includes current portion of long term debt. The US$ notes were repaid on 8 May 2006.

2 Capital investment on property, plant and equipment includes purchases for continuing operations only.

3 Information for depreciation and amortisation is for continuing operations only.

4 Dividends paid divided by the weighted average number of ordinary and employee shares on issue during the year.

5 Income (loss) from continuing operations divided by the weighted average number of ordinary and employee shares on issue during the year.

6 Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

7 Borrowings less cash (net debt) divided by net debt plus total shareholders' equity.

SHARE/CUFS INFORMATION

(NOT FORMING PART OF THE
CONSOLIDATED FINANCIAL STATEMENTS)

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

James Hardie Industries NV voting rights:

As of 19 June 2009 James Hardie Industries NV had on issue 432,263,720 CHESS Units of Foreign Securities (CUFS) issued over 432,263,720 ordinary shares held by CHESS Depositary Nominees Pty Ltd (CDN) on behalf of 12,786 CUFS holders. Each ordinary share carries the right to one vote. CUFS holders can direct CDN how to vote the ordinary shares on a one vote per CUFS basis. Options carry no voting rights.

James Hardie Industries NV distribution schedule as at 19 June 2009:

	CUFS		Options	
Size of Holding Range	Holders	Holdings	Holders	Holdings
1–1,000	5,407	2,645,088	–	–
1,001–5,000	5,459	13,314,664	21	51,092
5,001–10,000	1,099	7,855,780	29	234,207
10,001–100,000	734	16,615,162	92	3,508,906
100,001 and over	87	391,833,026	35	13,602,335
Totals	12,786	432,263,720	177	17,396,540

Based on the closing price of A$4.04 on 19 June 2009, 659 CUFS holders held less than a marketable parcel.

James Hardie Industries NV substantial CUFS holders as at 19 June 2009:

Holdings shown below are as disclosed in substantial holding notices lodged with the ASX.

Name	CUFS Holdings	Date of Notice	%
Lazard Asset Management Pacific Co	40,889,912	15 April 2009	9.46
Schroder Investment Management Australia Limited	31,024,755	8 January 2007	7.18
National Australia Bank Ltd Group	28,198,184	16 June 2004	6.52
Concord Capital	26,178,231	5 May 2009	6.06
Baillie Gifford & Co and its affiliated companies	26,163,033	8 June 2009	6.05
The Capital Group Companies, Inc	25,557,871	5 June 2009	5.91
Vanguard Investments Australia Ltd	22,097,739	3 April 2008	5.11

James Hardie Industries NV 20 largest CUFS holders and their holdings as at 19 June 2009:

Name	Note	CUFS Holdings	%	Position
J P Morgan Nominees Australia	1	96,672,628	22.36	1
HSBC Custody Nominees (Australia) Limited	1	93,102,268	21.54	2
National Nominees Limited	1	92,435,522	21.38	3
Citicorp Nominees Pty Limited	1	21,702,212	5.02	4
Cogent Nominees Pty Limited	1	15,474,166	3.58	5
Tasman Asset Management Ltd		6,383,569	1.48	6
ANZ Nominees Limited	1	6,146,777	1.42	7
UBS Nominees Pty Ltd		5,843,362	1.35	8
Australian Reward Investment Alliance	1	5,701,111	1.32	9
HSBC Custody Nominees (Australia) Limited	1	5,546,890	1.28	10
Madingley Nominees Pty Ltd		3,970,709	0.92	11
Queensland Investment Corporation	1	3,383,145	0.78	12
ARGO Investments Limited		2,469,000	0.57	13
Citicorp Nominees Pty Ltd		2,059,797	0.48	14
ANZ Nominees Limited	1	2,013,983	0.47	15
AMP Life Limited		1,992,496	0.46	16
Australian Foundation Investment Company Limited		1,750,000	0.40	17
UBS Nominees Pty Ltd	1	1,731,497	0.40	18
Millenium Pty Limited		1,218,280	0.28	19
RBC Dexia Investor Services Australia Nominees Pty Limited	1	1,066,081	0.25	20
Total		370,663,493	85.75	

[1] Entities which hold interests in the CUFS solely as a nominee or trustee for another person may have those interests disregarded for the purposes of the takeover and substantial share/CUFS holder provisions contained in the Articles of Association of the company. Those nominees may hold CUFS for holders which include the substantial shareholders named above.

COMPOSITION OF OUR SHAREHOLDER BASE


42.32%
0-1,000
42.73%
1,001-5,000
8.60%
5,001-10,000
5.67%
10,001 and over
0.68%
100,001 and over

Size of Holding Range


59.3%
Australia
18.9%
North America
13.3%
UK
5.3%
Asia
3.2%
Other

Distribution of issued capital by geography[1]

[1] Analysis based on Top 100 extract of share register at 29 May 2009

James Hardie Industries NV share/CUFS buy-back

The on-market share buy-back program announced on 15 August 2007 concluded on 20 August 2008. On 27 March 2009, James Hardie cancelled 708, 695 shares bought back between 27 March 2008 and 31 March 2008. The total amount paid by James Hardie to buy back the cancelled shares was A$4,441,821 million. No shares were bought back after 31 March 2008.

James Hardie Industries NV takeover regime

The company is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001 (the Australian Takeovers Code) dealing with the acquisition of shares (including substantial holdings and takeovers). However the Articles of Association of James Hardie Industries NV (JHI NV) include takeover provisions which seek to reproduce the takeover regime established by the Australian Takeovers Code in a more limited form. The purpose of these provisions is to ensure that the Eggleston principles, which underpin the Australian Takeovers Code, are complied with if a substantial interest is acquired in JHI NV.

In addition to a takeover bid made in accordance with the Articles of Association of JHI NV, a merger (which is similar to a Corporations Act 2001 scheme of arrangement) may also be effected under Dutch law.

(a) Outline of the JHI NV takeover regime

The takeover regime contained in the JHI NV Articles of Association prohibits a person from holding JHI NV shares if, because of an acquisition of a relevant interest by any person in that share:

(i) the number of JHI NV shares in which any person (including the holder) directly or indirectly acquires a relevant interest increases from 20% or below to over 20%, or increases from a starting a starting point that is above 20% and below 90%, of the issued and the outstanding share capital of JHI NV; or

(ii) the voting rights which any person (including the holder) directly or indirectly is entitled to exercise at a general meeting of shareholders increases from 20% or below to over 20%, or increases from a starting point that is above 20% and below 90%, of the total number of such voting rights which may be exercised by any person at a general meeting of shareholders.

(b) Enforcement

If the prohibition outlined above is breached, JHI NV has several powers available to it under the Articles of Association to enforce the breach. These include powers to require the disposal of JHI NV shares, disregard the exercise of votes and suspended dividend rights.

The Supervisory Board may cause JHI NV to exercise these powers only if it has first obtained a ruling from a court of competent jurisdiction that a breach of the prohibition has occurred and is occurring. Alternatively, these powers may be exercised without having recourse to the court if the company receives advice to the effect from a senior corporate barrister or solicitor where the bidder has the right to make submissions. The company's right to exercise these powers by complying with these procedures must be renewed by shareholder approval every 5 years or they lapse. The last renewal by shareholders was 25 September 2006.

(c) Substantial Shareholder Notices

The Articles of Association of JHI NV also replicate the substantial shareholder notice provisions contained in the Australian Takeovers Code. Those provisions apply where the votes attached to the shares in which the person has a relevant interest is equal to 5% or more of the total number of votes attaching to all JHI NV shares or CUFS (a substantial holding) and require the holder to advise the Company and the Australian Stock Exchange of certain information if that person obtains or ceases to have a substantial holding, if that person has a substantial holding and there is a movement of at least 1% in its holding or if that person makes a take-over bid for the securities of JHI NV.

As with the takeover bid thresholds, certain nominee and trustee holdings can be disregarded when considering whether a substantial shareholder notification requirement applies.

(d) Tracing of beneficial interests

The Articles of Association also include a provision analogous to that found in the Corporations Act 2001 that gives JHI NV the power to require the holder of a JHI NV share or JHI NV CUFS to give the company (or procure any relevant person to give to the company) within two business days after receiving the notice a statement in writing setting out certain prescribed details relating to the holder's relevant interest.

SHARE/CUFS INFORMATION
(NOT FORMING PART OF THE
CONSOLIDATED FINANCIAL STATEMENTS)
(CONTINUED)

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

MAJOR ANNOUNCEMENTS

James Hardie informs the ASX and the SEC of anything that might affect the company's share price. As soon as possible after we receive acknowledgement from the ASX, we post announcements on our website. Following is a list of the major announcements made during our 2009 financial year. Complete announcements are available on our website at www.jameshardie.com (select James Hardie Investor Relations, then News).

Calendar 2008	
1 April 2008	In relation to the on-market buy-back program announced on 15 August 2007, James Hardie advises that 34,978,107 JHINV shares represented by CUFS that were bought back by JHI NV between 18 September 2007 and 26 March 2008 were cancelled on 31 March 2008. The total amount paid by JHI NV to buy back the CUFS representing the cancelled JHINV shares was $A231.93 million.
2 April 2008	The Supervisory Board of James Hardie approves the engagement of Ernst & Young as the company's external auditor for the year ending 31 March 2009.
8 May 2008	James Hardie appoints Robert Cox to the position of General Counsel. Mr Cox will also join the company's Managing Board as an Executive Director and will serve as Company Secretary effective 7 May 2008.
20 May 2008	The Supervisory Board of James Hardie appoints David Harrison to the company's Supervisory and Joint Boards and to the Board's Remuneration Committee, effective 19 May 2008.
22 May 2008	Results for Q4 and full year FY09: James Hardie announces net operating profit excluding asbestos, asset impairments and tax adjustments decreased 20% to US$169.7 million from US$211.8 million. Including asbestos, asset impairments and tax adjustments, the company incurred a net operating loss of US$71.6 million for the full year compared to a net operating profit of US$151.7 million for last year.
5 June 2008	The company's dividend of US 8 cents per share announced on 22 May 2008 converts to 8.36 Australian cents per CUFS, based on the exchange rate on 4 June 2008.
18 June 2008	James Hardie has previously disclosed that the ATO is conducting an audit of certain Australian income tax returns lodged by the group for the year ended 31 March 2002 (2002 tax audit). James Hardie's tax contingencies are disclosed in the Company's annual Form 20-F, annual report and quarterly results statements. The company has been in confidential discussions with the ATO concerning finalisation of the 2002 tax audit. The ATO has now advised that it has commenced proceedings in the Federal Court of Australia seeking the reinstatement of James Hardie Australia Finance Pty Limited (JHAF). JHAF is a former subsidiary of the company that was deregistered on 23 August 2005 following a member's voluntary winding up. The company understands that the reinstatement of JHAF is a necessary pre-requisite to the ATO issuing an amended assessment in respect of one of the issues that has been the focus of the ATO's enquiries during the 2002 tax audit, and that the ATO is taking that step notwithstanding the continuation of settlement discussions.
23 June 2008	James Hardie announces that the US IRS has issued it with a Notice of Proposed Adjustment that concludes that the company is not in compliance with the United States–Netherlands Treaty Limitation on Benefits provision for the years 2006 and 2007 and that it is not entitled to reduced withholding tax rates on payments from the United States to The Netherlands.
9 July 2008	James Hardie announces that it has filed its annual report on form 20-F for fiscal year 2008 with the US SEC.
8 August 2008	James Hardie announced on 18 June 2008 that the ATO had commenced proceedings in the Federal Court of Australia seeking the reinstatement of JHAF. James Hardie now advises that judgment in respect of the ATO's application was delivered by the Federal Court today and that orders were made providing for the reinstatement of JHAF to the register of companies and appointing Max Donnelly of Ferrier Hodgson as the new liquidator of JHAF.
20 August 2008	Results for Q1 FY09: James Hardie announces a US$41.6 million net operating profit, excluding asbestos, for the quarter ended 30 June 2008, a decrease of 39% compared to the same period last year. For the first quarter, net operating profit including asbestos was US$1.4 million, compared to US$39.1 million for the same quarter last year.
4 September 2008	ASIC agrees to drop one of its three claims against JHI NV in civil proceedings. The claim involved an allegation that the company had contravened its duty of care and diligence as an alleged shadow director of ABN 60 Pty Limited (ABN 60) (a former subsidiary) in allowing it to cancel in March 2003, partly paid shares that ABN 60 had issued to the company in 2001. ASIC also agreed not to seek a related order that the company provide an indemnity to ABN 60 for up to A$1.9 billion, being the unpaid value of the partly paid shares.
4 November 2008	James Hardie announces plans to suspend production at its Fontana, California plant in response to the continued deterioration in the US housing market. Production at its Summerville, South Carolina plant is also being suspended. To ensure that the company has adequate supply of material to the East Coast markets once Summerville has shut down, the second line at the Pulaski, Virginia plant will be commissioned.
17 November 2008	Results for Q2 FY09: James Hardie announces a US$36.2 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 30 September 2008, a decrease of 26% compared to the same period last year. For the quarter, net operating profit including asbestos, ASIC expenses and tax adjustments was US$153.5 million (mainly due to the effect of foreign exchange adjustments on the asbestos liability which has been favourably impacted by the depreciation of the A$ against the US$), compared to US$19.1 million for the same quarter last year.

12 December 2008	James Hardie and the ATO have reached an agreement which finalises tax audits being conducted by the ATO on the company's Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settles all outstanding issues arising from these tax audits.
Calendar 2009	
4 February 2009	James Hardie announces the resignation of David R Andrews from the Supervisory and Joint Boards of the company.
12 February 2009	Results for Q3 FY09: James Hardie announces a US$16.5 million net operating profit, excluding asbestos, ASIC expenses, asset impairments and tax adjustments, for the quarter ended 31 December 2008, a decrease of 56% compared to the same period last year. For the quarter, net operating profit including asbestos, ASIC expenses, asset impairments and tax adjustments was US$111.0 million (mainly due to the effect of foreign exchange adjustments on our asbestos liability which has been favourably affected by the recent depreciation of the Australian dollar as compared to the United States dollar), compared to US$17.1 million for the same quarter last year.
13 March 2009	James Hardie announces two changes to its Supervisory and Joint Boards. Catherine Walter AM has resigned from the Board and will focus, in the immediate future, on her current public, government and not-for-profit Boards. Mrs Walter joined the Board on 1 July 2007. James Osborne has been appointed to the Board and to the Board's Audit Committee. Mr Osborne is an experienced company director with a strong legal background and a considerable knowledge of international business operating in North America and Europe.
31 March 2009	In relation to the on-market buy-back program announced on 15 August 2007 and concluded on 20 August 2008, James Hardie announces 708,695 shares bought back between 27 March 2008 and 31 March 2008 were cancelled on 27 March 2009. The total amount paid by James Hardie to buy back the cancelled shares was A$4,441,821 million.

INFORMATION FOR SECURITY HOLDERS

Annual Meeting

The 2009 Annual Information Meeting of CUFS holders of James Hardie Industries NV will be held at The Mint, 10 Macquarie Street, Sydney, NSW, Australia on Tuesday, 18 August 2009, immediately following the conclusion of the Extraordinary Information Meeting which starts at 11.30am Australian Eastern Standard Time (AEST).

The 2009 AGM will be held at Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands on Friday, 21 August 2008, immediately following the Extraordinary General Meeting which starts at 11.00am Central European Time (CET).

Calendar 2009*

31 Mar	End of JHI NV Fiscal Year (FY) 2009
20 May	FY09 Quarter 4 and full year results and management presentation
30 Jun	2009 Annual Report released
18 Aug	FY10 Quarter 1 results announcement and management presentation
18 Aug	Stage 1 Extraordinary Information Meeting, Sydney
18 Aug	Annual Information Meeting, Sydney
21 Aug	Stage 1 Extraordinary General Meeting, Amsterdam
21 Aug	Annual General Meeting, Amsterdam
23 Nov	FY10 Quarter 2 and half year results announcement and management presentation

Calendar 2010*

11 Feb	FY10 Quarter 3 and nine months results announcement and management presentation
31 Mar	End of JHI NV Financial Year 2009
27 May	FY10 Quarter 4 and full year results and management presentation

*Future dates are indicative only and may change

Stock Exchange Listings

James Hardie Industries NV's securities are listed on the Australian Securities and New York Stock Exchanges.

Australia: Australian Securities Exchange Limited



James Hardie Industries NV shares are listed on the Australian Securities Exchange Ltd (ASX) in the form of CHESS Units of Foreign Securities (or CUFS). CUFS represent beneficial ownership of JHI NV shares, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. JHI NV CUFS trade under the code JHX.

New York: New York Stock Exchange Inc


JHX
LISTED
NYSE

In the United States, five JHI NV CUFS equal one American Depositary Receipt issued by the Bank of New York Mellon and trade on the New York Stock Exchange under the code JHX.

All enquiries and correspondence regarding ADRs should be referred to The Bank of New York Mellon, which can be contacted via the website: www.adrbny.com or contact:

BNY Mellon Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016

Telephone within USA: 1-888-BNY-ADRs
Telephone outside USA: 201-680-6825

Email: shrrelations@bnymellon.com

SHARE/CUFS INFORMATION
(NOT FORMING PART OF THE
CONSOLIDATED FINANCIAL STATEMENTS)
(CONTINUED)

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Share/CUFS registry
JHI NV's registry is managed by Computershare Investor Services Pty Limited. All enquiries and correspondence regarding holdings should be directed to:

Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street, Sydney NSW 2000, Australia
or GPO Box 2975, Melbourne VIC 3001, Australia

Telephone within Australia: 1300 855 080
Telephone outside Australia: (61 3) 9415 4000

Facsimile: (61 3) 9473 2500

Email: web.queries@computershare.com.au

Website: www.computershare.com

Payment of dividends and other cash distributions to share/CUFS holders
Dividends and other cash distributions can be paid by electronic funds transfer to an Australian bank account or by cheque. To participate in the electronic service, contact Computershare at the above address.

Dutch withholding tax
Dividends paid by JHI NV are subject to Dutch withholding tax. Further information is available on our website at www.jameshardie.com under Investor Relations (select Shareholder Services, then Dutch Withholding Tax).

Disclosure
James Hardie aims to ensure the widest possible disclosure of its activities, using:

- quarterly results and management presentations
- webcasting and conference call facilities that make quarterly results available to all security holders
- extensive disclosure of financial results as well as detailed explanations about the key performance drivers
- immediate postings on our website of announcements, results and information about other material events.

Along with these announcements, the Investor Relations area of our website (www.jameshardie.com) contains media releases, results briefings, management presentations and past annual reports. There are also areas where visitors can register to receive email alerts of key events or announcements. Our formal Disclosure Policy is contained in the Corporate Governance area of the website.

Annual Report
Security holders must advise the share registry if they want to receive a printed copy of the annual report. The annual report can be read on and downloaded from the Investor Relations area of our website at www.jameshardie.com

Addresses
Investor Relations
Level 3, 22 Pitt Street, Sydney NSW 2000, Australia
Phone: (+61 2) 8274 5246
Facsimile: (+61 2) 8274 5218
Email: investor.relations@jameshardie.com.au
Website: www.jameshardie.com, select Investor Relations

USA Regional Office
26300 La Alameda, Suite 400
Mission Viejo, CA 92691 USA
Telephone: (+1 949) 348 1800
Facsimile: (+1 949) 348 4534

Corporate Head Quarters
Atrium, 8th Floor, Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
Company Secretary: Robert Cox
Telephone: (+ 31 20) 301 2986
Facsimile: (+ 31 20) 404 2544

Australian Regional Office
Level 3, 22 Pitt Street, Sydney NSW 2000, Australia
Marcin Firek
Telephone (+61 2) 8274 5274
Fax (+61 2) 8274 5217

Place of Incorporation
James Hardie Industries NV, ARBN 097 829 895, is incorporated in The Netherlands (with Dutch registration number 34106455) with corporate seat in Amsterdam and address at Strawinskylaan 3077, 1077 ZX Amsterdam. The liability of its members is limited.

Independent Registered Public Accounting Firm
Ernst & Young LLP
Orange County, California USA

™ and ® denote a trademark or registered mark owned by James Hardie International Finance BV.

This annual report is printed on an environmentally responsible paper manufactured under environmental management systems ISO14001 and EMAS 2 using elemental chlorine free (ECF) pulp sourced from sustainable, well managed forests.

Disclaimer: Forward looking statements

This annual report, and other statements that James Hardie Industries N.V. (James Hardie) may make, including statements about the benefits of James Hardie's transformation from a Dutch NV to a Dutch SE and subsequent redomicile to Ireland as an Irish SE (the Proposal), may contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:

- statements about our future performance;
- projections of our results of operations or financial condition;
- statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;
- expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;
- expectations that our credit facilities will be extended or renewed;
- expectations concerning dividend payments;
- statements concerning our corporate and tax domiciles and potential changes to them;
- statements regarding tax liabilities and related audits and proceedings;
- statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;
- expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
- expectations concerning indemnification obligations; and
- statements about product or environmental liabilities.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements and future results could differ materially from historical performance. These factors, some of which are discussed under Risk Factors in James Hardie's Registration Statement (described below under the heading "Additional information and where to find it") include but are not limited to:

- all matters relating to or arising out of the prior manufacture of products that contained asbestos by our current and former subsidiaries;
- required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments;
- competition and product pricing in the markets in which we operate;
- the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings;
- general economic and market conditions;
- the supply and cost of raw materials;
- the success of research and development efforts;
- reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws;
- risks of conducting business internationally; compliance with and changes in laws and regulations;
- currency exchange risks;
- the concentration of our customer base on large format retail customers, distributors and dealers;
- the effect of natural disasters;
- changes in our key management personnel;
- inherent limitations on internal control; use of accounting estimates; and
- all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate).

We caution that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions and James Hardie does not undertake to update forward-looking statements.

Additional information and where to find it

In connection with the Proposal, James Hardie has lodged with the Australian Securities Exchange (ASX) and filed with the United States Securities and Exchange Commission (SEC) a Registration Statement on Form F-4 with additional information concerning the Proposal, including a copy of a preliminary Explanatory Memorandum/ Prospectus. The Registration Statement has not yet been declared effective by the SEC and will be amended before its effectiveness.

While there is no new issue of securities involved in the Proposal under Australian law, under the US federal securities law James Hardie Industries SE is treated as a new registrant and the Explanatory Memorandum constitutes a prospectus for the purposes of US federal securities law. The Explanatory Memorandum is not a prospectus for the purposes of Australia's Corporations Act, 2001. Accordingly, it does not contain all of the information that would be required to be contained in an Australian prospectus and has not been, and will not be, lodged with ASIC.

Investors and security holders of James Hardie are urged to read the Explanatory Memorandum forming part of the Registration Statement and any amendments, as well as any other relevant documents lodged or filed with the ASX or SEC as they become available because they contain and will contain important information about James Hardie and the Proposal. The Registration Statement, James Hardie's Annual Report on Form 20-F and James Hardie's subsequent reports filed with or furnished to the SEC and other relevant materials (when they become available) may be read and copied at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by James Hardie may be obtained without charge. In addition, investors and security holders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made by calling the Information Helpline in Australia at 1800 675 021 (between 8.00am and 5.00pm AEST) or elsewhere in the world at +1-949-367-4900 (between 8.00am and 5.00pm US Central Time) or in writing by regular and electronic mail at the following address: James Hardie Industries N.V., Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands, Attention: Company Secretary; email: infoline@jameshardie.com.

All material documents filed with the SEC will be lodged with the ASX and posted on the James Hardie Investor Relations website (www.jameshardie.com, select James Hardie Investor Relations).

Participants in the solicitation

James Hardie and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of James Hardie in connection with the Proposal. Information about the executive officers and directors of James Hardie and their ownership of James Hardie common stock is set out in the Explanatory Memorandum forming part of the Registration Statement.

Photographs

Insider cover: Better Homes & Gardens 2005 Idea Home, Georgia, US, featuring HardiePlank® lap siding and HardieSoffit® panels.

Pages 2 and 8 (background): Scyon™ Stria™ cladding, Plantation Homes, Queensland, Australia.

Page 13 (from left): HardieShingle® panel; HardieTrim® boards; HardieBacker® cement board; and Linea™ weatherboards.

Page 14: HardiePlank® lap siding, Cherry Hill Village, Canton Township, Michigan US; developer – Biltmore Properties Corporation.

Page 16: Scyon™ Linea™ weatherboards, HardiFlex® sheets and Scyon™ Axent™ trim, Orbit Homes display home at Aurora estate, Melbourne, Australia; architect – dKO Architecture.

Page 20: (main image) Scyon™ Stria™ cladding, Plantation Homes, Queensland, Australia; *(inset top)* HardieSoffit® panels; *(inset bottom)* Scyon™ Linea™ weatherboards, Scyon™ Matrix™ cladding, Scyon™ Axon™ cladding and Scyon™ Trim, Landcom sales office, Garden Gates, Mt Annan, NSW, Australia.

Page 22: HardiePlank® lap siding, HardiePanel® siding, HardieTrim® board and HardieSoffit® panels at WaterColor, Seagrove Beach, Florida, US. Developer – The St Joe Company; master planner – Cooper Robertson and Partners with Looney Ricks Kiss Architects; Nelson Byrd Woltz Landscape Architects.

Page 28: HardiePlank® lap siding and HardieShingle® siding with ColorPlus® Technology featured on *Midwest Homes'* Minnesota Top Homes Volume 2. Home by Mark Anthony Homes, Hudson Wisconsin, US.



Design and production
by SPATCHURST
www.spatchurst.com.au

CORPORATE OFFICES

Corporate Headquarters
Atrium, 8th Floor
Strawinskylaan 3077
1077ZX Amsterdam, Netherlands
Telephone +31 (0) 20 301 2986
Facsimile +31 (0) 20 404 2544

USA Regional Office
26300 La Alameda, Suite 400
Mission Viejo, California 92691
United States of America
Telephone +1 (949) 348 1800
Facsimile +1 (949) 348 4534

Australian Regional Office
Level 3, 22 Pitt Street
Sydney NSW 2000, Australia
Telephone +61 (2) 8274 5274
Facsimile +61 (2) 8274 5217

BUSINESS UNIT OFFICES

AUSTRALIA
James Hardie Building Products
10 Colquhoun Street
Rosehill, 2142, NSW, Australia
Facsimile 1800 818 819
www.jameshardie.com.au
Ask James Hardie™
Telephone 13 1103

James Hardie FRC Pipes
46 Randle Road
Meeandah, 4008
Queensland, Australia
Telephone 1800 659 850
Facsimile 1800 639 908
www.jameshardie.com.au

EUROPE
James Hardie Building Products
Atrium, 8th Floor
Strawinskylaan 3077
1077ZX Amsterdam, Netherlands
Telephone +31 (0) 20 301 6750
Facsimile +31 (0) 20 642 5357
www.jameshardieeu.com
Customer Toll Free Service Help Line
within UK - 0800 068 3103
Customer Toll Free Service Help Line
within France - 0800 903 069

NEW ZEALAND
James Hardie Building Products
50 O'Rorke Road
Penrose, Auckland
New Zealand
Telephone +64 (9) 579 9919
Facsimile +64 (9) 525 4810
www.jameshardie.co.nz
Ask James Hardie™ Helpline
Toll Free 0800 808 868

PHILIPPINES
James Hardie Building Products
Barangay San Isidro
Cabuyao, Laguna, 4025
Philippines
Telephone +63 (2) 897 8131
Facsimile +63 (2) 895 2994
www.jameshardie.com.ph

NORTH AMERICA
James Hardie Building Products
26300 La Alameda, Suite 400
Mission Viejo
California 92691
United States of America
Telephone +1 (949) 348 1800
Facsimile +1 (949) 367 0185
www.jameshardie.com
Customer Service 1 (866) 4HARDIE